5-81863

06037251

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2006

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CSMC Technologies Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

China Resources Logic Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Aileen Yan
Manager, Public & Investor Relations Department
CSMC Technologies Corporation
14 Liangxi Road
Wuxi
Peoples' Republic of China 214061
+86 510 8811 8089

PROCESSED
JUN 19 2006
THOMSON
FINANCIAL

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 15, 2006
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GENERAL INSTRUCTIONS

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit Number	Description
A	Offer and response document dated June 15, 2006 despatched to the shareholders of China Resources Logic Limited and CSMC Technologies Corporation in connection with the offer by China Resources Logic Limited for the issued shares of CSMC Technologies Corporation

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended is included on the first page of the documents filed as Exhibit A and Exhibit B.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description
B	Announcement dated June 14, 2006 (published in Hong Kong on June 15, 2006) announcing the despatch of the composite document, which includes details of the offer by China Resources Logic Limited for CSMC Technologies Corporation, and the major transaction circular of China Resources Logic Limited

PART III - CONSENT TO SERVICE OF PROCESS

Concurrent with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), China Resources Logic Limited is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Ken Ong, Executive Director and CFO

(Name and Title)

6/15/06

(Date)

EXHIBIT A

Offer and response document dated June 15, 2006 despatched to the shareholders of China Resources Logic Limited and CSMC Technologies Corporation in connection with the offer by China Resources Logic Limited for the issued shares of CSMC Technologies Corporation

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Composite Document, you should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in CSMC, you should at once hand this Composite Document and the accompanying form of acceptance and transfer to the purchaser(s) or transferee(s) or to a licensed securities dealer, registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This document should be read in *conjunction with the Form of Acceptance, the contents of which form part of the terms of the Offer contained therein.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Composite Document and the accompanying Form of Acceptance, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This Offer is made for the securities of a non U.S. company. This Offer is subject to disclosure requirements of a country that is different from those of the United States. Financial statements included in this Composite Document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Offeror is located outside the United States, and some or all of its officers and directors may be residents of a country other than the United States. You may not be able to sue a non U.S. company or its officers or directors in a non U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Offeror may, subject to the Takeovers Code, purchase securities otherwise than under this Offer, such as in open market or privately negotiated purchases.

華潤勵致有限公司
China Resources Logic Limited
(incorporated in Bermuda with limited liability)
(Stock Code: 1193)

華潤上華科技有限公司*
CSMC TECHNOLOGIES CORPORATION
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 597)

OFFER AND RESPONSE DOCUMENT

RELATING TO A

VOLUNTARY CONDITIONAL OFFER BY

CITIGROUP GLOBAL MARKETS ASIA LIMITED

FOR AND ON BEHALF OF

CHINA RESOURCES LOGIC LIMITED

TO ACQUIRE ALL OF THE ISSUED SHARES IN THE SHARE CAPITAL OF

CSMC TECHNOLOGIES CORPORATION

(other than those already owned by China Resources Logic Limited and parties acting in concert with it)

Financial Adviser to China Resources Logic Limited

Citigroup Global Markets Asia Limited

Independent Financial Adviser to the Independent Board Committee of CSMC Technologies Corporation

Baron Capital Limited

A letter from Citigroup Global Markets Asia Limited containing, amongst other things, the details of the terms of the Offer is set out on pages 12 to 20 of this Composite Document.

A letter from the Board of CSMC is set out on pages 21 to 23 of this Composite Document.

A letter from the Independent Board Committee of CSMC containing its recommendations to the independent shareholders of CSMC is set out on page 24 of this Composite Document and a letter from the Independent Financial Adviser, containing its opinion on the Offer to the Independent Board Committee of CSMC is set out on pages 25 to 56 of this Composite Document.

The procedures for acceptance and other related information are set out in Appendix I of this Composite Document and in the accompanying Form of Acceptance. Acceptances should be received by no later than 4:00 p.m. on Thursday, 6 July 2006 (or such other time and/or date as the Offeror may determine and announce with the consent of the Executive).

* *For identification purpose only*

15 June 2006

CONTENTS

Despatch date of the Composite Document and the commencement of the Offer *(Note 1)*	Thursday, 15 June 2006
Latest time and date for acceptance of the Offer *(Note 2)*	4:00 p.m. on Thursday, 6 July 2006
First Closing Date *(Note 2)*	Thursday, 6 July 2006
Announcement of the results of the Offer, as at the First Closing Date, on the website of the Stock Exchange	7:00 p.m. on Thursday, 6 July 2006
Announcement of the result of the Offers, as at the First Closing Date, in the newspapers in Hong Kong	Friday, 7 July 2006
Latest date for posting of cheques to the CSMC Shareholders who accepted the Offer and elected for the Basic Consideration by the First Closing Date, assuming the Offer becomes or is declared unconditional on such date *(Note 3)*	Sunday, 16 July 2006
Latest date for posting of share certificates and/or cheques to the CSMC Shareholders who accepted the Offer and elected for the Share Alternative by the First Closing Date, assuming the Offer becomes or is declared unconditional on such date *(Note 4)*	Sunday, 30 July 2006
Latest time and date for the Offer remaining open for acceptance assuming the Offer becomes or is declared unconditional on the First Closing Date *(Note 5)*	4:00 p.m. on Thursday, 20 July 2006
Latest time by which the Offer can be declared unconditional as to acceptances *(Note 6)*	7:00 p.m. on Monday, 14 August 2006

Notes:

1. The Offer is made on Thursday, 15 June 2006, namely the date of posting of the Composite Document, and is capable of acceptance on and from that date.

2. In accordance with the Takeovers Code, where the offeree board circular is posted on the same day on which the offer document is posted, the Offer must initially be open for acceptance for at least 21 days following the date on which the offer document was posted. The latest time for acceptance is 4.00 p.m. on Thursday, 6 July 2006. See also Note 5 below.

3. Cheques in respect of the CSMC Shares tendered under the Offer with an election for the Basic Consideration will be posted by ordinary post to CSMC Shareholders accepting the Offer at his/her/its own risks as soon as possible, but in any event within 10 days from the later of: (i) the date on which the Offer becomes or is declared unconditional in all respects; and (ii) the date on which CSMC Shares are rendered for acceptance of the Offer.

4. Share certificates and/or cheques in respect of the CSMC Shares tendered under the Offer with an election for the Share Alternative will be posted by ordinary post to the CSMC Shareholders accepting the Offer at his/her/its own risks as soon as possible, but in any event within 10 days from the later of: (i) the First Closing Date and (ii) 14 days after the Offer becomes unconditional (*whether as to acceptances or in all respects*).

5. In accordance with the Takeovers Code, where the Offer becomes or is declared unconditional, it should remain open for acceptance for not less than 14 days thereafter. In such case, at least 14 days' notice in writing must be given before the Offer is closed to the CSMC Shareholders who have not accepted the Offer.

6. In accordance with the Takeovers Code, except with the consent of the Executive, the Offer may not become or be declared unconditional as to acceptances after 7.00 p.m. (Hong Kong time) on the 60th day after the day this Composite Document is posted.

All time references contained in this Composite Document are to Hong Kong time.

In this Composite Document, unless the context otherwise requires, the following expressions have the following meanings:

"Accepting Shareholders"	means the CSMC Shareholders who accept the Offer by duly completing and returning the Form of Acceptance;
"Available New CRL Shares"	means 530,000,000 New CRL Shares, being the maximum number of New CRL Shares that CRL will make available under the Share Alternative in connection with the Offer;
"Baron Capital" or "Independent Financial Adviser"	means Baron Capital Limited, a licensed corporation for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee in respect of the Offer;
"Basic Consideration"	means HK$0.42 in cash for every CSMC Share;
"Bye-Laws"	means the bye-laws of the Offeror;
"Cayman Islands Company Law"	means the Cayman Islands Companies Law (2004 Revision);
"China Resources (Holdings)"	means China Resources (Holdings) Company Limited;
"Citigroup"	means Citigroup Global Markets Asia Limited, a deemed licensed corporation under the Securities and Futures Ordinance of Hong Kong (Cap. 571 of the Laws of Hong Kong), licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities, and the financial adviser to the Offeror in relation to the Offer;
"Committed Shareholders"	means 3i Group plc, 3i Asia Pacific Technology LP, Crown Crystal Investments Limited, CWV Investment L.P., China Walden Venture Investments Limited, T. Rowe Price International, Inc. and International Finance Corporation;
"Committed Shares"	means the 798,650,404 CSMC Shares (representing approximately 29.7% of the issued share capital of CSMC as at the date of this Composite Document) held by the Committed Shareholders, which are the subject of the Irrevocable Undertakings;
"Companies Ordinance"	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (as amended);

"Composite Document"	means this composite offer and response document dated 15 June 2006 issued jointly by the Offeror and CSMC in connection with the Offer;
"CRH Subsidiaries"	Gold Touch Enterprises Inc., Waterside Holdings Limited and Splendid Time Investments Inc., each a wholly-owned subsidiary of China Resources (Holdings);
"CRL Directors"	means the directors of CRL;
"CRL Group"	means CRL and its subsidiaries;
"CRL or the Offeror"	means China Resources Logic Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange;
"CRL Options"	means the share options which remain outstanding as at the Latest Practicable Date and which were granted by CRL to (i) employees of the CRL Group; (ii) employees of CRL's substantial shareholder; and (iii) employees of such substantial shareholder's subsidiaries or associated companies, pursuant to the old share option scheme of CRL which was adopted on 15 October 1994 and the new share option scheme of CRL which was adopted on 26 November 2001 and subsequently amended on 21 February 2002;
"CRL Shareholders"	means the holders of CRL Shares;
"CRL Shares"	means the ordinary shares of HK$0.10 each in the share capital of CRL;
"CSMC Awards"	means awards of CSMC Shares to select employees of CSMC pursuant to the CSMC Equity Incentive Plan;
"CSMC Directors"	means directors of CSMC;
"CSMC Equity Incentive Plan"	means the equity incentive plan adopted by CSMC on 8 May 2004;
"CSMC Group"	means CSMC and its subsidiaries;
"CSMC"	means CSMC Technologies Corporation, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange;
"CSMC Shareholders"	means the holders of CSMC Shares;
"CSMC Shares"	means the ordinary shares of HK$0.10 each in the share capital of CSMC;

"Disinterested Shares"	means the CSMC Shares other than those already owned by the Offeror and parties acting in concert with it;
"Enlarged Group"	means the CRL Group and the CSMC Group;
"Executive"	means the Executive Director of the Corporate Finance Division of the SFC or any delegate of such Executive Director;
"First Closing Date"	means Thursday, 6 July 2006, being 21 days after the despatch of this Composite Document and the first closing date for the Offer;
"Form of Acceptance"	means the form of acceptance and transfer in respect of the Offer which accompanies this Composite Document;
"HK$"	means Hong Kong dollar(s), the lawful currency of Hong Kong for the time being;
"Independent Board Committee"	means the independent committee of the board of CSMC, comprising Ms. Kum Loon OON, Mr. Mark HSUE Chi Nan and Mr. Ralph Sytze YBEMA, who are independent non-executive directors, which have been formed to advise the independent shareholders of CSMC in respect of the Offer;
"Independent CSMC Shareholders"	means CSMC Shareholders other than the Offeror and parties acting in concert with it;
"Irrevocable Undertakings"	means the undertakings from the Committed Shareholders to accept the Offer in respect of their respective Committed Shares;
"Joint Announcement"	means the joint press announcement dated 12 May 2006 made by the Offeror and CSMC regarding the Offer;
"Last Trading Day"	means Thursday, 4 May 2006, being the last trading day prior to the suspension of trading in CSMC Shares on 8 May 2006;
"Latest Practicable Date"	means Monday, 12 June 2006, being the latest practicable date prior to the printing of this Composite Document for the purpose of ascertaining certain information contained in this Composite Document;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;

"Long Stop Date"	means Monday, 14 August 2006 (being the latest date on which the Offeror can declare the Offer unconditional in all respects under the Takeovers Code without the consent of the Executive) or such later date as the Executive may consent to;
"Memorandum of Association"	means the memorandum of association of the Offeror;
"New CRL Shares"	means the ordinary shares of HK$0.10 each in the capital of the Offeror to be issued as consideration for the transfer of CSMC Shares to the Offeror pursuant to the Share Alternative under the Offer;
"Offer Conditions"	mean the conditions of the Offer as set out in Appendix I in this Composite Document;
"Offer"	means the voluntary conditional offer made by Citigroup on behalf of the Offeror to acquire all the CSMC Shares (other than those already owned by CRL and parties acting in concert with it) on the terms and subject to the conditions contained in this Composite Document and the Form of Acceptance, including any extension or revision thereof;
"Overseas Shareholders"	means the CSMC Shareholders whose registered addresses, as shown on the register of members of CSMC, are outside Hong Kong;
"Registrar"	means Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, being the share registrar for receiving and processing the acceptances of the Offer;
"RMB" or "Renminbi"	means Renminbi yuan, the lawful currency of the People's Republic of China
"SFC"	means the Securities and Futures Commission of Hong Kong;
"SFO"	means the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
"Share Alternative"	means the alternative to some or all of the Basic Consideration, pursuant to which CSMC Shareholders who validly accept the Offer are able to elect to receive New CRL Shares in respect of all or part of their holdings of CSMC Shares, subject to any scaling back, on the basis of 0.43 New CRL Shares for each CSMC Share;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;

"Takeovers Code"	means the Hong Kong Code on Takeovers and Mergers;
"Unvested CSMC Awards"	has the meaning defined in the section headed "CSMC Equity Incentive Plan" set out in the "Letter from Citigroup" in this Composite Document;
"US$" or "USD"	means United States dollar(s), the lawful currency of the United States of America for the time being;
"Vested CSMC Awards"	has the meaning defined in the section headed "CSMC Equity Incentive Plan" set out in the "Letter from Citigroup" in this Composite Document; and
"Vigers"	means Vigers Appraisal & Consulting Limited, an independent valuer of properties.

In this Composite Document, certain amounts denominated in US$ have been translated, for illustration purposes only, into HK$ at an exchange rate of US$1.00:HK$7.80.

華潤勵致有限公司
China Resources Logic Limited
(incorporated in Bermuda with limited liability)
(Stock Code: 1193)

Executive Directors of the Offeror:
ZHU Jinkun
WANG Guoping
ONG Thiam Kin
YU Yu

Independent Non-executive Directors of the Offeror:
WONG Tak Shing
LUK Chi Cheong
KO Ping Keung

Registered office of the Offeror:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office and place of business of the Offeror in Hong Kong:
Room 4003-06
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

15 June 2006

Dear CSMC Shareholders,

VOLUNTARY CONDITIONAL OFFER TO ACQUIRE ALL OF THE ISSUED SHARES IN THE SHARE CAPITAL OF CSMC

On 12 May 2006, we jointly announced with CSMC that a voluntary conditional offer would be made by Citigroup, on behalf of CRL, for all your CSMC Shares.

We would like to take this opportunity to briefly set out certain background information on CRL, the reasons we are making the Offer and our intentions in relation to CSMC.

Full details of the Offer are set out elsewhere in the Composite Document, which this letter forms a part of. Terms defined in the Composite Document have the same meanings when used in this letter.

INFORMATION ON THE OFFEROR AND THE CRL GROUP

CRL was listed on the Stock Exchange on 7 November 1994 and is the holding company of the CRL Group. The CRL Group is principally engaged in designing, fabricating and packaging integrated circuits and semiconductor devices and the manufacturing of rotary compressors used in residential and commercial air-conditioners and cold storage refrigeration. The CRL Group is one of the biggest developers and suppliers of integrated circuits and semiconductor devices in the PRC, and it is currently one of the leading air-conditioner compressor manufacturers in the PRC.

Based on the latest published audited financial statements of CRL, the audited consolidated net profit (including discontinued operations of the CRL Group) before and after taxation of CRL was approximately HK$436.6 million and HK$404.1 million, respectively for the financial year ended 31 December 2005. The audited consolidated net profit (including discontinued operations of the CRL Group) before and after taxation of CRL was approximately HK$415.7 million and HK$385.0 million, respectively for the financial year ended 31 December 2004.

Shareholding structure of CRL

As at the date of this letter, China Resources (Holdings) is a controlling shareholder of CRL and is the legal and beneficial holder of approximately 1,947,102,157 CRL Shares, representing approximately 72.9% of the issued share capital of CRL. China Resources (Holdings)'s ultimate parent company is China Resources National Corporation, a PRC State-owned entity, which is beneficially interested in approximately 99.98% of the issued share capital of China Resources (Holdings). The directors of China Resources National Corporation are Mr. Chen Xinhua, Mr. Song Lin, Ms. Ding Yali, Mr. Chen Shulin, Mr. Qiao Shibo, Mr. Wang Yin, Mr. Jiang Wei, Mr. Yan Biao, Mr. Wang Shuaiting, Mr. Zhou Shengjian, Mr. Zhu Jinkun, Mr. Chen Lang, and Mr. Wang Qun.

Assuming CSMC Shareholders elect to accept the maximum number of New CRL Shares available in respect of their CSMC Shares under the Offer, a total of 530,000,000 New CRL Shares will be issued, representing approximately 16.6% of the enlarged share capital of CRL or approximately 19.8% of the existing share capital of CRL. The shareholding structure of CRL, both before and after the completion of the Offer, assuming the maximum number of New CRL Shares is issued, is as follows:

Name	Prior to completion of the Offer		After completion of the Offer	
	No. of CRL Shares held	*Approximate percentage*	*No. of CRL Shares held*	*Approximate percentage*
China Resources (Holdings) and the CRH Subsidiaries	1,947,102,157	72.88%	1,947,102,157	60.81%
Others and public shareholders	724,731,914	27.12%	1,254,731,914	39.19%
Total	2,671,834,071	100.00%	3,201,834,071	100.00%

Interests in CSMC Shares and derivatives

As at the Latest Practicable Date, CRL and persons acting in concert with CRL own or control or direct the following CSMC Shares:

Name of shareholder	No. of CSMC Shares held	Approximate percentage
Faithway Resources Limited (a wholly-owned subsidiary of CRL)	691,437,790	25.71%

As at the Latest Practicable Date, neither CRL nor persons acting in concert with CRL held any convertible securities, warrants or options (or other outstanding derivatives) in respect of CSMC Shares.

REASONS FOR THE OFFER

CRL, through its wholly-owned subsidiary, Faithway Resources Limited, currently owns approximately 25.7% of CSMC, making the CRL Group the single largest shareholder of CSMC. The acquisition of further shares of CSMC will provide CRL with greater control over CSMC's business so as to facilitate and complement the expansion of the semiconductor businesses of both companies.

The semiconductor market, both globally and in the PRC, continues to grow due to the increase in demand for consumer electronic products. Both CRL and CSMC are leveraging this growth with their common strategy of using mature technology (hence lower capital expenditure and costs) to competitively service the rapidly growing consumer electronics integrated circuit market. The consolidation of CRL and CSMC would enable both entities to capture the opportunities offered by this rapidly growing business segment and further increase their competitiveness, in line with the business strategies of CRL and CSMC.

The board of CRL believes that the long established working relationship between CRL and CSMC will greatly assist in CRL's transition as a controlling shareholder of CSMC following the Offer and will bring synergistic benefits to both companies, which will be beneficial to shareholders of both CRL and CSMC.

CRL believes the acquisition is an important strategic step in its future development and in its plans to become an influential player in the PRC semiconductor industry.

The CRL Directors believe that the transaction will be beneficial to both CRL and CSMC. The Offer is made on an arms length basis and the CRL Directors believe that terms of the Offer are fair and reasonable and in the interests of the CRL Shareholders as a whole.

INTENTIONS IN RELATION TO CSMC

Directors, Management and Employees

Subject to the Offer becoming unconditional and subject to compliance with the Takeovers Code, CRL intends to appoint additional directors to the board of CSMC so that the total number of directors nominated by CRL is in proportion to CRL's eventual shareholding in CSMC after completion of the Offer. Apart from the appointment of additional directors, CRL does not intend to make any changes to the current board composition of CSMC.

It is the intention of CRL that CSMC will continue its principal business activities and that the management and daily operations of CSMC will be carried out by the existing management of CSMC along with selected officers from CRL. CRL has no intention to inject any assets or businesses into CSMC or to dispose of any assets or businesses of CSMC. CRL does not intend to make any major changes to the management structure of CSMC, and intends to continue with the employment of the employees of CSMC.

Compulsory acquisition or maintaining the listing of CSMC

Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize CSMC by means of the Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Cayman Islands Company Law, the Offeror and parties acting in concert with it acquire 90% of the Disinterested Shares within four months of the posting of the Composite Document.

If (a) the level of acceptances reaches the prescribed level, (b) the compulsory acquisition is permitted under the Cayman Islands Company Law and Rule 2.11 of the Takeovers Code, and (c) the Offeror proceeds with the privatisation of CSMC and withdrawal of listing of CSMC Shares from the Stock Exchange, then CSMC will apply for a suspension of dealings in the CSMC shares from the close of the Offer up to the withdrawal of listing of CSMC Shares from the Stock Exchange. In such circumstances, CSMC will also comply with the requirements under Rule 6.15 of the Listing Rules.

CRL has not decided whether to maintain the listing of CSMC on the Stock Exchange or to effect the compulsory acquisition of CSMC in the event that the Offeror and parties acting in concert with it acquire 90% of the Disinterested Shares within the stipulated time period and is permitted to do so under the Cayman Islands Company Law and the Takeovers Code. Further announcements will be made in this regard.

The CRL Directors and any new directors to be nominated by CRL and appointed to the board of directors of CSMC will jointly and severally undertake to the Stock Exchange that they will take appropriate steps to ensure that a sufficient public float exists in the CSMC Shares pursuant to the Listing Rules following completion of the Offer if a listing is to be maintained.

The Stock Exchange has stated that if, upon the close of the Offer, less than 25% of CSMC Shares are held by the public or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of CSMC Shares; or**
- **there are insufficient CSMC Shares in public hands to maintain an orderly market,**

then it will consider exercising its discretion to suspend trading in CSMC Shares until a level of sufficient public float is attained.

Following completion of the Offer, there may be an insufficient public float in the CSMC Shares and trading in CSMC Shares may be suspended until a sufficient level of public float is maintained.

IRREVOCABLE UNDERTAKINGS TO ACCEPT THE OFFER

Committed Shares

Pursuant to the Irrevocable Undertakings, each of the Committed Shareholders has undertaken to accept the Offer in respect of an aggregate of 798,650,404 CSMC Shares, representing approximately 29.7% of the issued and voting share capital of CSMC. The Irrevocable Undertaking from T. Rowe Price International, Inc. will not be binding if a higher offer is made for CSMC Shares. The remaining Irrevocable Undertakings will be binding even if a higher offer is made for CSMC Shares. The Committed Shareholders have committed to accept the Offer in respect of all of their respective CSMC Shares as follows:

Name of Committed Shareholder	Number of CSMC Shares held	Approximate percentage of CSMC Shares
3i Group plc	130,250,700	4.84%
3i Asia Pacific Technology LP	43,413,570	1.61%
Crown Crystal Investments Limited	289,433,780	10.76%
CWV Investment L.P.	20,862,995	0.78%
China Walden Venture Investments Limited	74,361,949	2.77%
T. Rowe Price International, Inc.	101,400,000	3.77%
International Finance Corporation	138,927,410	5.17%
Total	798,650,404	29.70%

In view of the above Irrevocable Undertakings, and as CRL and parties acting in concert with it hold approximately 25.7% of the CSMC Shares, CRL expects the Offer to become unconditional as to acceptances.

Discussion with Shareholders

CRL confirms that it has not had any discussions with any CSMC Shareholder (other than the Committed Shareholders) in relation to a commitment to accept or reject the Offer, and there is no agreement or understanding with any other CSMC Shareholder in relation to the acceptance or rejection of the Offer or the acquisition of the CSMC Shares by CRL.

MISCELLANEOUS

Your attention is drawn to the information in the "Letter from Citigroup", which immediately follows this letter, as well as the additional information set out in the Appendices which form part of the Composite Document.

Yours faithfully,
For and on behalf of
CHINA RESOURCES LOGIC LIMITED
Zhu Jinkun
Chairman

citigroup

Citigroup Global Markets Asia Limited
50th Floor, Citibank Tower
Citibank Plaza, 3 Garden Road
Central, Hong Kong

Dear CSMC Shareholders,

VOLUNTARY CONDITIONAL OFFER BY CITIGROUP FOR AND ON BEHALF OF CHINA RESOURCES LOGIC LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE SHARE CAPITAL OF CSMC TECHNOLOGIES CORPORATION

INTRODUCTION

On 12 May 2006, the Offeror announced a possible voluntary conditional offer to be made by us on behalf of the Offeror, to acquire all the issued ordinary share capital of CSMC.

Under the Irrevocable Undertakings, the Committed Shareholders have undertaken to accept the Offer in respect of 798,650,404 CSMC Shares (representing approximately 29.7% of the entire issued share capital of CSMC) (see the section headed "**Irrevocable Undertakings to Accept the Offer**" set out in "Letter from the Board of CRL" in the Composite Document).

Further details of the Offer are set out elsewhere in the Composite Document of which this letter forms a part. In particular, we draw your attention to the "Letter from the Board of CRL" which sets out, among other things, certain background information on CRL, the reasons for the Offer and the intentions of CRL in relation to CSMC.

Terms defined in the Composite Document have the same meaning when used in this letter.

THE OFFER

On behalf of the Offeror, we are making the Offer on the terms and conditions set out below.

CSMC Shareholders who accept the Offer will be entitled to elect to receive the Basic Consideration and/or New CRL Shares pursuant to the Share Alternative with respect to some or all of their CSMC Shares as specified below.

1. BASIC CONSIDERATION

For each CSMC Share .... HK$0.42 in cash

Comparisons of Value

The cash consideration of HK$0.42 per CSMC Share under the Basic Consideration represents:

(a) a premium of approximately 5.0% to, and a premium of approximately 2.4% over, the average closing price of HK$0.400 and HK$0.410 per CSMC Share as quoted on the Stock Exchange on the Last Trading Day and the Latest Practicable Date respectively;

(b) a premium of approximately 5.5% to, and a premium of approximately 2.1% over, the average closing price of HK$0.398 and HK$0.412 per CSMC Share as quoted on the Stock Exchange for the last 10 trading days immediately prior to and including the Last Trading Day and the Latest Practicable Date respectively;

(c) a premium of approximately 6.6% to, and a premium of approximately 3.3% over, the average closing price of HK$0.394 and HK$0.407 per CSMC Share as quoted on the Stock Exchange for the last 30 trading days immediately prior to and including the Last Trading Day and the Latest Practicable Date respectively;

(d) a premium of approximately 4.5% to, and a premium of approximately 4.5% over, the average closing price of HK$0.402 and HK$0.402 per CSMC Share as quoted on the Stock Exchange for the last 60 trading days immediately prior to and including the Last Trading Day and the Latest Practicable Date respectively;

(e) a premium of approximately 4.7% to, and a premium of approximately 4.9% over, the average closing price of HK$0.401 and HK$0.400 per CSMC Share as quoted on the Stock Exchange for the last 180 trading days immediately prior to and including the Last Trading Day and the Latest Practicable Date respectively; and

(f) a discount of approximately 8.1% to the audited net asset value per CSMC Share of approximately HK$0.457 as at 31 December 2005 (based on the net asset value of approximately HK$1,224.6 million and 2,677,533,729 CSMC Shares in issue as at 31 December 2005 according to the audited accounts in the annual report of CSMC).

Highest and Lowest Prices

The highest and lowest closing prices at which the CSMC Shares were traded on the Stock Exchange during the six month period immediately prior to the Last Trading Day, and up to and including the Latest Practicable Date, were HK$0.445 and HK$0.37 on 1 February 2006 and 4 January 2006, respectively.

2. SHARE ALTERNATIVE

As an alternative to some or all of the Basic Consideration of HK$0.42 per CSMC Share which would otherwise be receivable under the Offer, CSMC Shareholders who validly accept the Offer are able to elect to receive New CRL Shares in respect of all or part of their holdings of CSMC Shares (but subject to any scaling back as set out below) on the following basis:

For each CSMC Share .... 0.43 New CRL Shares

The New CRL Shares will be issued pursuant to the general mandate granted to the directors of CRL at CRL's annual general meeting on 25 April 2005 to issue up to (a) 20% of the aggregate nominal amount of the share capital of CRL as at the date of such annual general meeting plus (b) the nominal amount of share capital of CRL repurchased by CRL, up to a maximum of 10% of the aggregate nominal amount of the share capital of CRL as at the date of the annual general meeting. No CRL Shares have been issued pursuant to this general mandate since the grant of such mandate.

The maximum number of New CRL Shares, being the Available New CRL Shares, that CRL will make available under the Share Alternative in connection with the Offer is 530,000,000, representing approximately 19.8% and 20.0% of the existing issued ordinary share capital of CRL as at the Latest Practicable Date and as at the date of CRL's annual general meeting on 25 April 2005, respectively. The Available New CRL Shares will be able to satisfy valid elections by CSMC Shareholders under the Share Alternative in respect of up to 1,232,558,140 CSMC Shares, or approximately 59.2% of the CSMC Shares which are the subject of the Offer (and including the CSMC Shares which are to be issued pursuant to the Vested CSMC Awards and the Unvested CSMC Awards, as further described in the section headed "CSMC Equity Incentive Plan" below). If valid elections are made for New CRL Shares by CSMC Shareholders in respect of more than this number of CSMC Shares, such elections will have to be scaled back, as further described below.

Scale-back mechanism

To the extent that valid elections for New CRL Shares under the Share Alternative exceed the number of Available New CRL Shares, the number of New CRL Shares to be allocated to each of the CSMC Shareholders will be scaled back pro rata, as nearly as practicable. If elections for New CRL Shares are scaled back, CSMC Shareholders will instead receive cash (i.e. the Basic Consideration) in respect of any CSMC Shares tendered for acceptance under the Share Alternative for which they have not received New CRL Shares as consideration, as a result of such scale back. In the event that all CSMC Shareholders (other than the Offeror and parties acting in concert with it) validly elect to receive New CRL Shares in respect of their entire holdings of CSMC Shares, each such CSMC Shareholder will, as a result of the scale-back mechanism, receive approximately 59.2% of his/her election in the form of New CRL Shares, and the remainder in cash. By way of illustration, in these circumstances, a CSMC Shareholder who holds 100,000 CSMC Shares may expect to receive approximately 25,451 New CRL Shares (being the scaled back consideration under the Share Alternative for approximately 59,189 CSMC Shares) and approximately HK$17,140 in cash (being the Basic Consideration for approximately 40,811 CSMC Shares) under the Offer.

If valid elections under the Share Alternative are received in respect of less than the number of Available New CRL Shares, then all such elections will be satisfied in full and the remaining number of New CRL Shares will not be issued.

CSMC Shareholders who accept the Offer in respect of their CSMC Shares but who do not make a valid election under the Share Alternative will receive the Basic Consideration for each CSMC Share tendered for acceptance.

Close of the Share Alternative

The Share Alternative will remain open until the later of: (a) the First Closing Date, and (b) 14 days after the Offer becomes or is declared unconditional (whether as to acceptances or in all respects). After the Share Alternative has been closed, the Offeror reserves the right to reintroduce or make available a further share alternative, subject to the Takeovers Code. If the final closing date of the Offer falls on the same date as the later of (a) the First Closing Date and (b) 14 days after the Offer has become or is declared unconditional, then the Share Alternative will close on the same date as the final closing date. However, CSMC Shareholders should be aware that the closing date for the Share Alternative may be earlier than the final closing date of the Offer.

CSMC Shareholders should be aware that in the event valid elections for New CRL Shares exceed the number of Available New CRL Shares under the Share Alternative, they may not receive all of the New CRL Shares they have elected to receive. If elections for New CRL Shares are scaled back, CSMC Shareholders will instead receive the Basic Consideration in respect of any election under the Share Alternative which is not fully satisfied by New CRL Shares.

Nature of the CSMC Shares

The CSMC Shares will be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of the Joint Announcement.

Nature of New CRL Shares

For CSMC Shareholders who choose to receive the Share Alternative as consideration for part or all of their CSMC Shares, the New CRL Shares will be issued free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights thereafter attaching thereto, including the right to receive in full all dividends and other distributions after the date of their issue. The New CRL Shares will be issued credited as fully paid and will, when issued, rank equally in all respects with the then existing CRL Shares.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the New CRL Shares on the Stock Exchange.

CSMC Equity Incentive Plan

As at the Latest Practicable Date, a total of 243,500 CSMC Awards have been granted and have vested under CSMC's Equity Incentive Plan (the ***Vested CSMC Awards***, pursuant to which 243,500 CSMC Shares will shortly be issued to the holders of the Vested CSMC Awards. In addition, there are 84,609,825 unvested CSMC Awards which have been granted pursuant to CSMC's Equity Incentive Plan (the ***Unvested CSMC Awards***).

In accordance with the terms of the CSMC Equity Incentive Plan, subject to certain conditions being met, all of the 84,609,825 Unvested CSMC Awards will vest immediately upon the Offer becoming unconditional. Holders of the CSMC Awards will be entitled to accept the Offer upon the vesting of their CSMC Awards and the issue of the relevant CSMC Shares. CSMC will despatch a copy of the Composite Document to holders of CSMC Awards at the same time as the despatch of such documents by CRL to CSMC Shareholders. The issue of CSMC Shares pursuant to the Vested CSMC Awards and the vesting of the Unvested CSMC Awards would result in the issue of an additional 84,853,325 CSMC Shares, representing approximately 3.1% of the enlarged issued share capital of CSMC (as enlarged by the issue of CSMC Shares pursuant to the Vested CSMC Awards and the Unvested CSMC Awards).

As at the Latest Practicable Date, other than the CSMC Awards, there are no options, warrants, convertible securities or other derivatives outstanding in respect of the share capital of CSMC.

Total Consideration

The aggregate consideration under the Offer values the entire issued share capital of CSMC, other than CSMC Shares held by the Offeror and parties acting in concert with it (as enlarged by the CSMC Shares to be issued pursuant to the Vested CSMC Awards and the Unvested CSMC Awards) at approximately HK$880 million.

Financial Resources for the Offer

The maximum cash consideration payable under the Offer for all of the issued share capital of CSMC, other than CSMC Shares held by the Offeror and parties acting in concert with it, (as enlarged by the CSMC Shares to be issued pursuant to the Vested CSMC Awards and the Unvested CSMC Awards) is approximately HK$880 million. The Company intends to finance this amount by drawing down HK$290 million from a loan facility agented by Calyon and by its internal resources. Citigroup is satisfied that sufficient financial resources are available to the Offeror to meet the full acceptance of the Offer.

The directors of CRL have confirmed that the repayment of interest, repayment of or security for any liability (contingent or otherwise) arising from the above-mentioned bank facilities will not depend to any significant extent on the business of the Company.

Settlement of Consideration

Provided that the Form of Acceptance and share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order and have been received by the Registrar by not later than the latest time for acceptance, settlement of the consideration under the Offer will be made or despatched as follows:

- in the case of CSMC Shareholders who elect to receive the Basic Consideration, within ten days of the later of: (i) the date on which the Offer becomes or is declared unconditional in all respects; and (ii) the date on which CSMC Shares are tendered for acceptance of the Offer.

- in the case of CSMC Shareholders who elect to receive New CRL Shares under the Share Alternative, within ten days of the date on which the Share Alternative is closed.

- in the case of CSMC Shareholders who elect to receive New CRL Shares under the Share Alternative in respect of part of their holding of CSMC Shares and the Basic Consideration in respect of their remaining holding of CSMC Shares, within ten days of the date on which the Share Alternative is closed.

CSMC Shareholders should be aware that, in electing to receive New CRL Shares in consideration for the transfer of their CSMC Shares to the Offeror, any resulting fractions of a New CRL Share will be disregarded and will not be issued. CSMC Shareholders should also be aware that CRL Shares are traded in board lots of 2,000 shares and no arrangements are intended to be made for the trading of odd lots of CRL Shares resulting from acceptance of the Offer.

Comparison of the Basic Consideration and the Share Alternative

Under the Offer, a CSMC Shareholder holding one board lot of 2,000 CSMC Shares will be entitled to the following consideration (without taking into account the stamp duty payable by such CSMC Shareholder if he elects the Basic Consideration and assuming no scale-back as described in the paragraph headed "2. Share Alternative" under the section headed "The Offer" in this letter is required):

	Basic Consideration	Share Alternative*
Cash	HK$840	HK$420
New CRL Shares	Not Applicable	430 New CRL Shares

* *Assuming such CSMC Shareholder elects to receive cash for 50% of his holding of CSMC Shares*

Each CSMC Shareholder who accepts the Offer may choose either the Basic Consideration, the Share Alternative or a combination of both, in respect of some or all of his holdings of CSMC Shares.

Compulsory acquisition or maintaining the listing of CSMC

Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize CSMC by means of the Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Cayman Islands Company Law, the Offeror and parties acting in concert with it acquire 90% of the Disinterested Shares within four months of the posting of the Composite Document.

If (a) the level of acceptances reaches the prescribed level, (b) the compulsory acquisition is permitted under the Cayman Islands Company Law and Rule 2.11 of the Takeovers Code, and (c) the

Offeror proceeds with the privatisation of CSMC and withdrawal of listing of CSMC Shares from the Stock Exchange, then CSMC will apply for a suspension of dealings in the CSMC shares from the close of the Offer up to the withdrawal of listing of CSMC Shares from the Stock Exchange. In such circumstances, CSMC will also comply with the requirements under Rule 6.15 of the Listing Rules.

CRL has not decided whether to maintain the listing of CSMC on the Stock Exchange or to effect the compulsory acquisition of CSMC in the event that the Offeror and parties acting in concert with it acquire 90% of the Disinterested Shares within the stipulated time period and is permitted to do so under the Cayman Islands Company Law and the Takeovers Code. Further announcements will be made in this regard.

The CRL Directors and any new directors to be nominated by CRL and appointed to the board of directors of CSMC will jointly and severally undertake to the Stock Exchange that they will take appropriate steps to ensure that a sufficient public float exists in the CSMC Shares pursuant to the Listing Rules following completion of the Offer if a listing is to be maintained.

The Stock Exchange has stated that if, upon the close of the Offer, less than 25% of CSMC Shares are held by the public or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of CSMC Shares; or**

- **there are insufficient CSMC Shares in public hands to maintain an orderly market,**

then it will consider exercising its discretion to suspend trading in CSMC Shares until a level of sufficient public float is attained.

Following completion of the Offer, there may be an insufficient public float in the CSMC Shares and trading in CSMC Shares may be suspended until a sufficient level of public float is maintained.

The Offeror

Incorporation

The Offeror was incorporated in Bermuda on 20 September 1994 with an issued share capital of HK$100,000 at the par value of HK$0.10 each. Further details on the Offeror may be found in the section headed "Letter from the Board of CRL" on pages 6 to 11 of the Composite Document.

Share Capital

A maximum of approximately 16.6% of the Offeror's enlarged share capital may be held by the Accepting Shareholders. This percentage may vary, depending on the level of elections for the Share Alternative by the Accepting Shareholders.

INFORMATION ON CSMC

Business of CSMC

CSMC was incorporated on 28 January 2003 under the laws of the Cayman Islands and was listed on the Stock Exchange on 13 August 2004. CSMC is the holding company of the CSMC Group. The CSMC Group owns and operates the first and one of the largest open semiconductor foundries in China as measured by operational capacity. It focuses on the semiconductor market in China, providing manufacturing services for complementary metal oxide silicon logic, mixed signal, high voltage, non-volatile memory, electrically erasable programmable read-only memory integrated circuits, and double-diffused metal oxide silicon integrated circuits. CSMC also offers assistance to its customers by arranging upstream integrated circuit design services as well as downstream testing and packaging services.

Based on the latest published audited financial statements of CSMC, the audited consolidated net loss before and after taxation of CSMC was approximately US$7.2 million and US$6.8 million respectively for the financial year ended 31 December 2005. The audited consolidated net profit before and after taxation of CSMC was approximately US$11.6 million and US$10.2 million respectively for the financial year ended 31 December 2004.

Further information in relation to CSMC is set out in Appendix VII of the Composite Document.

Equity Securities of CSMC

As at the Latest Practicable Date, other than the CSMC Awards, there are no options, warrants, convertible securities or other derivatives outstanding in respect of the share capital of CSMC.

Other Information Concerning CSMC

The intentions of the Offeror in relation to CSMC, the reasons for the Offer and certain matters in relation to the management of CSMC are set out in the "Letter from the Board of CRL" in the Composite Document.

FURTHER TERMS OF THE OFFER

Further terms

Further terms and conditions (including the procedures for acceptance, the acceptance period and revisions of the Offer) of the Offer are also set out in Appendix I of the Composite Document and the Form of Acceptance.

Completion of the Offer

If the Offer Conditions are not satisfied (or, if applicable, waived) on or before the First Closing Date, the Offer will lapse unless extended by the Offeror. In that case, the Offeror will issue a press announcement as soon as practicable thereafter. The latest date on which the Offeror can declare the Offer unconditional is 60 days after the date of the posting of the Composite Document (or such later date as the Executive may consent to).

If the Offer Conditions are satisfied (or, if applicable, waived) on or before the First Closing Date, CSMC Shareholders will be notified by press announcement as soon as practicable thereafter.

Stamp Duty

Further details in connection with the amount of stamp duty payable by the Accepting Shareholders are set out in Appendix I of the Composite Document.

GENERAL MATTERS RELATING TO THE OFFER

Irrevocable Undertaking to Accept

Details of the Irrevocable Undertakings given by the Committed Shareholders to accept the Offer are set out in the "Letter from the Board of CRL" in the Composite Document.

Taxation and Independent Advice

CSMC Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting or rejecting the Offer or whether to choose the Basic Consideration and/or the Share Alternative. It is emphasised that none of the Offeror or Citigroup or any of their respective directors or affiliates or any other person involved in the Offer accepts responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of their acceptance or rejection of the Offer or their choice of electing for the Basic Consideration and/or the Share Alternative.

Overseas Shareholders

The attention of Overseas Shareholders is drawn to the section headed "2.8 Overseas Shareholders" as set out in Appendix I of the Composite Document.

Additional Information

Your attention is drawn to the letters from the Board of CSMC, the Independent Board Committee and the Independent Financial Adviser which are set out in this Composite Document and the additional information set out in the Appendices which form part of the Composite Document.

Yours faithfully,
For and on behalf of
CITIGROUP GLOBAL MARKETS ASIA LIMITED
Frank Slevin
Managing Director

華潤上華科技有限公司*

CSMC TECHNOLOGIES CORPORATION

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 597)

Executive Directors:
Peter CHEN Cheng-yu
Robert LEE Naii
TSAI Nein-nan

Non-executive Directors:
ONG Thiam Kin
YU Yu
CHEN Nan-xiang
Paul P WANG

Independent Non-executive Directors:
Kum Loon OON
Mark HSUE Chi Nan
Ralph Sytze YBEMA

Registered office:
Scotia Centre
P.O. Box 2804, George Town
Grand Cayman, Cayman Islands
British West Indies

Head Office and principal place of business:
No.14 Liangxi Road
Wuxi, Jiangsu
214061
PRC

Place of business in Hong Kong under Part XI of the Companies Ordinance:
Room 1101 Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories

15 June 2006

To the Shareholders

Dear Sir or Madam,

VOLUNTARY CONDITIONAL OFFER TO ACQUIRE ALL OF THE ISSUED SHARES IN THE SHARE CAPITAL OF CSMC

INTRODUCTION

Reference is made to the joint announcement dated 12 May 2006 (published on 15 May 2006) in relation to the voluntary conditional offer made by Citigroup on behalf of the Offeror for all the CSMC Shares (other than those already owned by the Offeror and parties acting in concert with it).

* *For identification purpose only*

Ms Kum Loon OON, Mr Mark HSUE Chi Nan and Mr Ralph Sytze YBEMA, the independent non-executive directors of CSMC, have been appointed as the members of the Independent Board Committee for consideration of and making of recommendation to the Independent CSMC Shareholders in respect of the Offer. Baron Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Offer.

The purpose of the Composite Document is to provide you with, among other things, information relating to the CSMC Group, the Offeror and the Offer as well as setting out the letter from the Independent Board Committee containing its recommendation and advice to the Independent CSMC Shareholders in respect of the Offer and the letter from Baron Capital containing its advice to the Independent Board Committee.

Terms defined in the Composite Document have the same meaning when used in this letter.

THE OFFER

Citigroup is making the Offer for and on behalf of the Offeror, subject to the terms set out in this Composite Document (including, without limitation, those in Appendix I) and in the accompanying Form of Acceptance. Further details of the Offer are set out in the "Letter from Citigroup" in the Composite Document.

CSMC EQUITY INCENTIVE PLAN

As at the Latest Practicable Date, a total of 243,500 CSMC Awards have been granted and have vested under CSMC's Equity Incentive Plan (the Vested CSMC Awards, pursuant to which 243,500 CSMC Shares will shortly be issued to the holders of the Vested CSMC Awards). In addition, there are 84,609,825 unvested CSMC Awards which have been granted pursuant to CSMC's Equity Incentive Plan (the Unvested CSMC Awards).

In accordance with the terms of the CSMC Equity Incentive Plan, subject to certain conditions being met, all of the 84,609,825 Unvested CSMC Awards will vest immediately upon the Offer becoming unconditional. Holders of the CSMC Awards will be entitled to accept the Offer upon the vesting of their CSMC Awards and the issue of the relevant CSMC Shares. A copy of the Composite Document and the accompanying Form of Acceptance are also despatched to the holders of CSMC Awards at the same time as the despatch of such documents by CRL to CSMC Shareholders. The issue of CSMC Shares pursuant to the Vested CSMC Awards and the vesting of the Unvested CSMC Awards would result in the issue of an additional 84,853,325 CSMC Shares, representing approximately 3.1% of the enlarged issued share capital of CSMC (as enlarged by the issue of CSMC Shares pursuant to the Vested CSMC Awards and the Unvested CSMC Awards).

CRL has consented to the grant and/or issue of any of these additional CSMC Shares in relation to the Vested CSMC Awards and the Unvested CSMC Awards.

As at the Latest Practicable Date, other than the CSMC Awards, there are no options, warrants, convertible securities or other derivatives outstanding in respect of the share capital of CSMC.

FURTHER INFORMATION

Please refer to the letter from Citigroup set out in the Composite Document and Appendix I to the Composite Document for information in relation to the Offer, the making of the Offer to CSMC Shareholders residing in overseas countries, taxation, acceptance and setlement procedures of the Offer.

RECOMMENDATION

Your attention is drawn to the "Letter from the Independent Board Committee of CSMC" set out in the Composite Document which contains its recommendation to the Independent CSMC Shareholders in respect of the Offer and the "Letter from the Independent Financial Adviser" which contains its advice to the Independent Board Committee in respect of the fairness and reasonableness of the Offer, and the principal factors and reasons it has considered before arriving at its advice to the Independent Board Committee. You are also advised to read the Composite Document and the Form of Acceptance for the CSMC Shares in respect of the acceptance and settlement procedures of the Offer.

Yours faithfully,
For and on behalf of
the Board of Directors
PETER CHEN CHENG-YU
Chairman

華潤上華科技有限公司*

CSMC TECHNOLOGIES CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 597)

To the Independent Shareholders
of CSMC Technologies Corporation

Dear Sir or Madam,

VOLUNTARY CONDITIONAL OFFER
TO ACQUIRE ALL OF THE ISSUED SHARES IN THE CAPITAL OF CSMC

We have been appointed as members of the Independent Board Committee to advise the Independent CSMC Shareholders in respect of the Offer, details of which are set out in the "Letter from Citigroup" contained in the Composite Document and of which this letter forms part. Unless the context otherwise requires, terms defined in the Composite Document shall have the same meanings when used in this letter.

Your attention is drawn to the "Letter from the Board of CSMC", the advice of Baron Capital in its capacity as the independent financial adviser to the Independent Board Committee in respect of the Offer as set out in the "Letter from the Independent Financial Adviser" as well as other additional information set out in other parts of the Composite Document.

Having taken into account the advice of, and the principal factors and reasons considered by Baron Capital in relation thereto as stated in its letter, we consider that the terms of the Offer to be not fair and reasonable. We therefore recommend that you do not accept the Offer.

Yours faithfully,
THE INDEPENDENT BOARD COMMITTEE

Kum Loon OON	**Ralph Sytze YBEMA**	**Mark HSUE Chi Nan**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

* *For identification purpose only*

The following is the text of a letter of advice to the Independent Board Committee from Baron Capital Limited dated 15 June 2006 prepared for the purpose of incorporation in the Composite Document:

Baron Capital Limited

4/F, Aon China Building
29 Queen's Road Central
Central, Hong Kong

15 June 2006

To the Independent Board Committee

Dear Sirs,

Voluntary conditional offer by
Citigroup Global Markets Asia Limited
for and on behalf of
China Resources Logic Limited,
to acquire all of the issued shares in the share capital of
CSMC Technologies Corporation
(other than those already owned by China Resources Logic Limited
and parties acting in concert with it)

INTRODUCTION

We refer to our appointment by CSMC to advise the Independent Board Committee in respect of the Offer and to provide an opinion as to whether the terms of the Offer are fair and reasonable so far as the Independent CSMC Shareholders are concerned and to give our opinion in relation to the Offer for the consideration of the Independent Board Committee in making its recommendation as to acceptance to the Independent CSMC Shareholders. Details of the Offer are set out in the Composite Document, of which this letter forms part. Terms defined in the Composite Document shall have the same meanings in this letter unless the context otherwise requires.

In accordance with Rule 2.1 of the Takeovers Code, the Independent Board Committee, comprising Ms. Kum Loon Oon, Mr. Ralph Sytze Ybema and Mr. Mark Hsue Chi Nan, was established to advise the Independent CSMC Shareholders in respect of the terms of the Offer. The following non-executive directors of CSMC are not considered to be sufficiently independent for the purpose of advising the Independent CSMC Shareholders in respect of the Offer, Mr. Ong Thiam Kin is a director and chief financial officer of the Offeror; Mr. Yu Yu is also the director of the Offeror and a vice president of the Offeror; Dr. Chen Nan-xiang holds the directorship of the subsidiaries of the Offeror; and Mr. Paul P. Wang is an employee of the controlling shareholder of one of the Committed Shareholders.

Baron Capital is independent from, and not associated with, CSMC or CRL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Offer. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from CSMC or CRL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

BASIS OF OUR OPINION

Our recommendation is based solely on publicly available information and other information provided to us by CSMC or CRL or their respective management. In arriving at our opinion and recommendation, we have relied on the CSMC Directors to ensure that the information and representations supplied to us by CSMC are true, accurate and complete in all material aspects at the time they were made and continue to be true at the date of the Composite Document. We have also assumed that all information, statements of belief, opinion and intention in the Composite Document were true at the time they were made and continue to be true at the date of the Composite Document. We have been advised by the CSMC Directors and the CRL Directors that no material facts (other than, in the case of CSMC Directors, those relating to CRL and CRL Group and, in the case of CRL Directors, those relating to CSMC and CSMC Group) have been withheld or omitted from the information provided and referred to in the Composite Document and we are not aware of, nor do we suspect that, any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate and misleading in any material aspect. Accordingly, we consider that we have reviewed sufficient information to reach an informed view and to justify reliance on the accuracy of the information contained in the Composite Document and to provide a reasonable basis for our recommendation.

The CSMC Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Composite Document in respect of the CSMC Group and confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Composite Document in respect of the CSMC Group have been arrived at after due and careful consideration and there are no other facts not contained in the Composite Document in respect of the CSMC Group, the omission of which would make any statements in the Composite Document in respect of the CSMC Group misleading. The CRL Directors have also declared in a responsibility statement set out in Appendix VI of the Composite Document that they jointly and severally accept full responsibility for the accuracy of the information contained in the Composite Document (other than information relating to CSMC and the CSMC Group). We have not, however, conducted any independent verification of the information, including financial information, terms of the Offer, business operation and future prospects, provided by the CSMC Directors, the CRL Directors and the management of CSMC and CRL, nor have we conducted an independent investigation into the business and affairs of the CSMC Group and the CRL Group.

We have not considered the tax consequences on the Independent CSMC Shareholders in respect of their acceptance or non-acceptance of the Offer since these are particular to their own individual circumstances. In particular, Independent CSMC Shareholders who are overseas residents or subject to overseas taxes or Hong Kong taxation on securities dealing should consider their own tax positions and, if in any doubt, should consult their own professional advisers.

THE TERMS OF THE OFFER

Details of the Offer are set out in the "Letter from Citigroup". The following are the summary of the Offer:

Background

On 12 May 2006, the Offeror and CSMC jointly announced that Citigroup, on behalf of CRL, intends to make a voluntary conditional cash offer (with Share Alternative) to acquire all the issued ordinary share capital of CSMC (other than those already owned by CRL and parties acting in concert with it) on the following basis:

For each CSMC Share .... HK$0.42 in cash (the Basic Consideration)

As an alternative to some or all of the Basic Consideration of HK$0.42 per CSMC Share which would otherwise be receivable under the Offer, CSMC Shareholders who validly accept the Offer are able to elect to receive New CRL Shares in respect of all or part of their holdings of CSMC Shares (but subject to any scaling back) on the following basis:

For each CSMC Share ....0.43 New CRL Shares (the Share Alternative)

CSMC Shareholders who accept the Offer in respect of their CSMC Shares but who do not make a valid election under the Share Alternative will receive the Basic Consideration for each CSMC Share tendered for acceptance.

IRREVOCABLE UNDERTAKINGS TO ACCEPT THE OFFER

As mentioned in the "Letter from the Board of CRL", pursuant to the Irrevocable Undertakings, each of the Committed Shareholders has undertaken to accept the Offer in respect of an aggregate of 798,650,404 CSMC Shares, representing approximately 29.7% of the issued and voting share capital of CSMC. As CRL and parties acting in concert with it hold approximately 25.7% of the CSMC Shares, together with the Committed Shares as mentioned above, CRL will hold more than 50% of the CSMC Shares and expects the Offer to become unconditional as to acceptances.

BACKGROUND TO AND REASONS FOR THE OFFER

Business background of CSMC

CSMC was incorporated on 28 January 2003 under the laws of the Cayman Islands with limited liability and listed on the Stock Exchange on 13 August 2004. The CSMC Group owns and operates the first and one of the largest open semiconductor foundries in China as measured by operational capacity. CSMC provides open foundry services and its principal customers include Integrated Device Manufacturers ("IDMs") and fabless design houses in the PRC. The CSMC Group targets on the mainstream semiconductor segment in the PRC which applied matured technology in the semiconductor market and has been focused on manufacturing 6-inch wafer. The CSMC Directors believe the mainstream semiconductor segment enjoys less volatile price swings and more stable margins than the leading-edge semiconductor market segment that requires more advanced technology, which changes rapidly and demands significantly greater capital expenditures. According to the 2005 annual report of CSMC, CSMC is preparing to extend its capacity for manufacturing 8-inch wafer in order to better serve the Chinese mainstream semiconductor market in the coming future.

Reasons for the Offer

The reasons for the Offer have been mentioned in the "Letter from the Board of CRL" of the Composite Document. The Offeror has identified a number of reasons for the Offer, which includes:

— The acquisition of further shares of CSMC will provide CRL with greater control over CSMC's business so as to facilitate and complement the expansion of the semiconductor businesses of CSMC and CRL;

— Due to the growth in demand for consumer electronic products, both CRL and CSMC can capture these opportunities by consolidation that would further increase their competitiveness which in line with the common business strategies of CRL and CSMC; and

— The board of CRL believes that the long established working relationship between CRL and CSMC will greatly assist in CRL's transition as a controlling shareholder following the Offer and will bring synergistic benefits to both companies, which in turns beneficial to the shareholders of both CSMC and CRL.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation to the Independent Board Committee in respect of the Offer, we have taken into consideration the following principal factors and reasons:

1. Historical financial performance of CSMC

1.1. Summary of audited consolidated results of CSMC

The financial results of CSMC for each of the three years ended 31 December 2005 are contained in Appendix III of the Composite Document. Set out below is a summary of the audited consolidated financial results of CSMC for each of the three years ended 31 December 2003, 2004 and 2005 extracted from Appendix III in the Composite Document and the annual reports of CSMC.

	Year ended 31 December		
	2005	**2004**	**2003**
	US$'000	*US$'000*	*US$'000*
		(Restated)	
		Note	
Consolidated Income Statement			
Sales	78,099	79,860	42,077
Gross profit	6,597	22,854	9,597
Operating (loss) profit	(5,592)	12,558	5,275
Net (loss) profit for the year	(6,842)	10,171	4,015
Balance Sheet			
Non-current assets	161,296	140,069	83,792
Current assets	62,854	59,439	53,223
Total assets	224,150	199,508	137,015
Total liabilities	(67,146)	(39,095)	(41,788)
Total equity	157,004	160,413	95,227
(Loss) earning per share — basic	US cent (0.26)	US cent 0.50	US cent 0.35

Note: From 1 January 2005, all Hong Kong Statements of Standards Accounting Practice ("HKSSAPs") and Interpretations have been withdrawn and replaced by a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs"). CSMC prepared its annual financial statements for the year ended 31 December 2003 in accordance with HKSSAPs. As disclosed in CSMC's 2005 audited accounts contained in its 2005 annual report, as set out in section II of Appendix III, CSMC adopted the new HKFRSs for the year ended 31 December 2005 and the 2004 comparatives have been restated as required. The key changes have been summarised in Note 2(a) to CSMC's 2005 audited accounts as set out in section II of Appendix III. The adoption of the new HKFRSs has no significant impact on CSMC's financial results for the year ended 31 December 2003.

Set out below are additional financial figures extracted or derived from the annual reports of CSMC:

	Year ended 31 December		
	2005	2004	2003
	US$'000	*US$'000*	*US$'000*
Earning before interest, tax, depreciation and amortisation ("EBITDA")	17,244	27,457	14,391
Gross profit margin (%)	8.5%	28.6%	22.8%
Net profit margin (%)	N/A	12.7%	9.5%

1.2. Discussion of the business and financial performance of CSMC

(i) *Financial year ended 31 December 2005*

According to the 2005 annual report of CSMC, 2005 was a difficult year for CSMC as semiconductor markets worldwide were generally in a slump. The turnover of CSMC dropped slightly for the year ended 31 December 2005 by approximately 2.2% over 2004, to approximately US$78.1 million. EBITDA substantially dropped by approximately 37.2% from approximately US$27.5 million in 2004 to approximately US$17.2 million in 2005. Although the number of customers of the CSMC Group increased by approximately 35.6% as compared to 2004, average sales per customer dropped. After the capacity expansion program was implemented during 2004, the CSMC Group was inevitably to experience the cyclical downturn in the semiconductor market which caused the capacity expansion mismatched with the growth in customer demand for the fiscal year 2005.

The CSMC Group maintained a production capacity of 59,200 wafers per month after the capacity expansion program was completed at the end of 2004 (26,700 wafers per month prior to such expansion program) and an average selling price of US$168 per wafer for the fiscal year 2005 (2004: US$177). The average capacity utilisation rate of the CSMC Group was down to 63% in 2005 from 87% in 2004. As stated in the 2005 annual report of CSMC, the CSMC Group's low production capacity utilisation and low average selling price of products caused the loss in 2005. As affected by the cyclical downturn in global semiconductor market, the CSMC Group incurred a net loss of approximately US$6.8 million for the fiscal year 2005, first year of loss making after five consecutively profitable years. The CSMC Group experienced a substantial pressure to fill the available capacity with lower average selling price products. Capacity expansion in the past also increased the depreciation, labor cost and utility cost as CSMC produced more wafers in 2005.

(ii) *Financial year ended 31 December 2004*

The turnover of the CSMC Group for the financial year ended 31 December 2004 was approximately US$79.9 million, representing an approximately 89.8% increase as compared to approximately US$42.1 million for 2003. The number of the CSMC Group's customers had expanded to 194, an approximately 45.9% increase as compared to 133 in 2003. Furthermore, both the gross profit margin and the net profit margin of CSMC Group were generally on a rising trend.

In view of the fact that CSMC recorded a net loss of approximately US$6.8 million for the year ended 31 December 2005 (the first year of loss making after five consecutive profitable years) with a drastic drop in the gross margin, if any Independent CSMC Shareholder considers to dispose his/her/its CSMC Shares based on his/her/its own investment objective and other circumstances, we are of the opinion that the Offer provides an opportunity to such Independent CSMC Shareholder to realise significant amount of investment without depressing the market price of CSMC Shares.

2. Industry overview for semiconductor industry in the PRC

According to the information from the website of the Hong Kong Trade Development Council ("HKTDC"), semiconductor industry in the PRC has been growing at a rate higher than that of the global market since the beginning of 2000. During the four years from 2000 to 2004, the average growth of the PRC's integrated circuits ("ICs") output and sales revenue exceeded 30%, the highest in the world for the same period. Moreover, HKTDC further states that such a rapid growth of the PRC's ICs industry is due to the reasons including but not limited to, expansion of the PRC market, improvement of the investment environment, shift of the international semiconductor industry to China, etc..

According to the CSMC's prospectus dated 3 August 2004, the semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterised by fluctuations in end-user demand, reduced demand for ICs, rapid erosion of average selling price of products and production overcapacity. According to the website of CCID Consulting Company Limited ("*CCID Consulting*"), being a IT consulting company listed on the Growth Enterprise Market of the Stock Exchange, citing the industry-wide cyclical slowdown in 2005, the PRC's semiconductor market capacity reached approximately RMB453.5 billion in 2005, representing an annual growth rate of 28.4% but at a slower growth rate as compared to those in 2003 and 2004. Chart 1 below depicts the past performance of the PRC's semiconductor market in terms of market capacity and annual growth rate for the period from 2001 to 2005:

Chart 1: Statistic of semiconductor market in China (2001-2005)


500
450
400
350
300
250
200
150
100
50
0
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2001
2002
2003
2004
2005
Market capacity (billion)
Growth rate

Source: Website of CCID Consulting

According to the 2005 annual report of CSMC, 2005 was a difficult year due to the cyclical downturn of the global semiconductor markets and such down trend was started from the fourth quarter of 2004. However, the CSMC Directors believed that the growth of the semiconductor market in the PRC is still significantly outpacing that of the worldwide market.

Despite the industry-wide cyclical slowdown in 2005, statistics from the *CCID Consulting* show that the PRC's semiconductor market is expected to turn around in 2006. Chart 2 below shows the performance forecast of the PRC's semiconductor market for the period from 2006 to 2010:

Chart 2: Forecast of semiconductor market in China (2006 - 2010)


40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
2006
2007
2008
2009
2010
Growth rate

Source: Website of CCID Consulting

As shown from Chart 2 above, the PRC's semiconductor market is expected to turn around in 2006 with a projected market growth rate of 38%. It is also stated in the website of *CCID Consulting* that in the next few years, the PRC's semiconductor market will benefit from the building of 3G network and more broadly use of digital household products and liquid crystal display televisions. As illustrated in Chart 2, the development of the PRC's semiconductor market from 2006 to 2008 is generally expected to be in a steadier trend with growth rate maintained at around 35%. Furthermore, Gartner Inc., being the world's leading provider of research and analysis about the global IT industry, raised its original forecast for annual growth in the semiconductor market in 2006 from 9.5% to 10.6% and expects the market for semiconductor chips to reach US$259.5 billion in 2006, up from US$234.6 billion in 2005. During 2005, the CSMC Group has expanded production capacity and variety of wafer processing technology, to improve quality control and service capabilities in preparation to meet the future market demands of the mainstream segment in Chinese semiconductor market. Based on the statistics from *CCID Consulting*, Gartner Inc. and from the 2005 annual report of CSMC, the semiconductor market in the PRC was affected by the global cyclical downturn in 2005 but it is generally expected that the growth rate in the semiconductor market would increase in the forthcoming years.

3. Price performance of CSMC Shares and trading liquidity

For the purpose of analysis, we have set out the following table to illustrate the average daily closing price, average daily trading volume and the percentage of average daily trading volume to the issued share capital of CSMC for respective periods.

Table 1: Average daily closing price and trading volumes of CSMC Shares for the 12 months prior to the Last Trading Day

	Average daily closing price	Average daily trading volume	Average daily trading volume to the total issued share capital of CSMC	Average daily trading volume to the CSMC Shares held by public
	HK$	*share*	*Note 1*	*Note 2*
2005				
May	0.456	34,500	0.00%	0.00%
June	0.457	65,840	0.00%	0.00%
July	0.423	221,465	0.01%	0.01%
August	0.411	217,671	0.01%	0.01%
September	0.401	331,000	0.01%	0.02%
October	0.394	284,750	0.01%	0.01%
November	0.394	297,068	0.01%	0.01%
December	0.400	1,187,924	0.04%	0.06%
2006				
January	0.394	5,240,076	0.19%	0.26%
February	0.415	1,169,335	0.04%	0.06%
March	0.403	932,135	0.03%	0.05%
April	0.391	1,464,382	0.05%	0.07%
2 May to 4 May	0.402	1,346,128	0.05%	0.07%

Source: *HKEx website*

Note 1: Based on 2,688,997,979 CSMC Shares as at the Latest Practicable Date.

Note 2: Public float excluded 691,437,790 CSMC Shares held by CRL Group as at the Latest Practicable Date.

We have also set out the following chart to illustrate the daily closing price and trading volume of CSMC Shares during the period from 13 August 2004 (the initial listing date of CSMC) to the Last Trading Day (the "Pre-Announcement Period"):

Chart 3: Daily closing price and trading volume of CSMC Shares


Implied value of Share Alternative - HK$0.421 on the Last Trading Day
The Basic Consideration - HK$0.42 in cash
Share Price (HK$)
Trading Volume
Date
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
13 Aug 2004
10 Sep 2004
12 Oct 2004
10 Nov 2004
8 Dec 2004
6 Jan 2005
3 Feb 2005
8 Mar 2005
8 Apr 2005
9 May 2005
7 Jun 2005
6 Jul 2005
3 Aug 2005
31 Aug 2005
29 Sep 2005
18 Oct 2005
25 Nov 2005
23 Dec 2005
25 Jan 2006
24 Feb 2006
24 Mar 2006
26 Apr 2006
Last Trading Day

Note: The calculation of the implied value of Share Alternative is based on the closing price of HK$0.98 per CRL Share on the Last Trading Day.

*3.1 **CSMC Share price performance***

The initial listing price of CSMC Shares was HK$0.50. As illustrated in Chart 3, save for the first four months following CSMC's initial public offering on 13 August 2004, the price of CSMC Shares has been on a downward trend. The CSMC Shares traded with the highest closing price of HK$0.59 and the lowest closing price of HK$0.37 during the Pre-Announcement Period and the closing price of CSMC Shares has been broadly within a range of HK$0.47 to HK$0.37 over the past 12 months from the Last Trading Day.

Compared with the closing price of CSMC Shares as at the Last Trading Day of HK$0.40, the Basic Consideration and the implied value of the Share Alternative as at the Last Trading Day represent a premium of approximately 5.0% and 5.3% respectively. After the release of the Joint Announcement and until the Latest Practicable Date, CSMC Shares broadly traded around HK$0.41, which is slightly below the Basic Consideration.

Set out below are the premiums/(discounts) of the Offer to the closing/average closing price of CSMC Shares for the respective dates/corresponding periods:

Table 2: Premium/(discount) of the Offer over historical average closing price of CSMC Shares

		Basic Consideration of HK$0.42	Implied value of the Share Alterative as at the Last Trading Day of about HK$0.421
		Premium/(Discount)	
Initial public offer price	HK$0.500	(16.0)%	(15.8)%
Closing price per CSMC Share			
- On the Last Trading Day	HK$0.400	5.0%	5.3%
Average closing price for *(Note)*			
Last 7 trading days	HK$0.400	5.0%	5.3%
Last 10 trading days	HK$0.398	5.5%	5.8%
Last 30 trading days	HK$0.394	6.6%	6.9%
Last 60 trading days	HK$0.402	4.5%	4.7%
Last 180 trading days	HK$0.401	4.7%	5.0%
Last 365 trading days	HK$0.443	(5.2)%	(5.0)%

Note: For the period ended on the Last Trading Day.

As shown in Table 2, both of the Basic Consideration and the implied value of the Share Alternative represent premiums to the average closing prices of CSMC Shares over the last 10, 30, 60 and 180 trading days up to and including the Last Trading Day. However, the CSMC Shares generally traded at a price higher than the Basic Consideration prior to August 2005. As a comparison to the historical closing price of CSMC Shares during the Pre-Announcement Period, the Basic Consideration represented a discount of approximately 28.8% to the historical high closing price of HK$0.59 and a premium of approximately 13.5% to the historical low closing price of HK$0.37 respectively.

*3.2 **CSMC trading volume***

As shown in the Table 1, the average daily trading volume of the CSMC Shares during the 12 months prior to the Last Trading Day was in the range of approximately 0.00% to 0.26% of the CSMC Shares held by the public. We are of the view that the liquidity of CSMC Shares has been relatively low except there was a sharp increase in the trading volume in January 2006. According to the CSMC's announcement dated 24 January 2006, there were no particular reasons for such increase in the trading volume of CSMC Shares. In light of the historical low level of liquidity for the CSMC Shares, we believe that the CSMC Shareholders would unlikely be able to sell a significant number of CSMC Shares in the market without depressing the market price of CSMC Shares. In this regard, we believe that the Offer provides an opportunity for the Independent CSMC Shareholders to dispose significant amount of CSMC Shares by accepting the Offer.

4. Valuation of CSMC Group

4.1 Comparison of the price of CSMC Shares with benchmark

Based on the nature of business and the availability of the financial information to the public, we have identified and reviewed six listed companies engaged in the foundries business in Asia, which we considered to be broadly comparable to CSMC for comparison purposes, including Semiconductor Manufacturing International Corporation ("SMIC"), Advanced Semiconductor Manufacturing Corporation Limited ("ASMC"), Taiwan Semiconductor Manufacturing Company Limited ("TSMC"), United Microelectronics Corporation ("UMC"), Chartered Semiconductor Manufacturing Ltd. ("Chartered") and Vanguard International Semiconductor Corporation ("Vanguard") (together the "Comparable Companies"). The Comparable Companies include (i) all open foundries (SMIC and ASMC) listed in the Stock Exchange and (ii) all listed open foundries which are also ranked as the world's top ten open foundries measured in terms of revenue in 2005 (including TSMC, UMC, SMIC, Chartered and Vanguard which together represented over 80% of the market shares) according to the statistics of IDC, a research company. While comparative analysis of the Comparable Companies can reflect current sentiment toward the sector, we note that the analysis does not take into account the differences in accounting policies and standards as well as possible unique characteristic(s) such as technology applied by and market segment of respective Comparable Companies. No adjustments have been made to account for these differences.

The following chart shows a comparison of the historical price performance of CSMC Shares with that of the Comparable Companies during the Pre-Announcement Period:

Chart 4: Price performance of CSMC Shares with Comparable Companies


200
180
160
140
120
100
80
60
40
20
0
Vanguard
TSMC
Chartered
UMC
CSMC
SMIC
13 Aug 2004
13 Sep 2004
13 Oct 2004
13 Nov 2004
13 Dec 2004
13 Jan 2005
13 Feb 2005
13 Mar 2005
13 Apr 2005
13 May 2005
13 Jun 2005
13 Jul 2005
13 Aug 2005
13 Sep 2005
13 Oct 2005
13 Nov 2005
13 Dec 2005
13 Jan 2006
13 Feb 2006
13 Mar 2006
13 Apr 2006
Last Trading Day

Source: *Bloomberg*

Note 1: For comparison purposes, relative share price movement is calculated based on a base of 100 of the respective Comparable Companies on 13 August 2004.

Note 2: ASMC is not included as the company was listed in the Stock Exchange only for a short period of time since April 2006.

As shown in Chart 4 above, except for the first three months following the initial public offering of CSMC on the Stock Exchange, the price of CSMC Shares has generally under-performed the Comparable Companies. SMIC which is listed on the Stock Exchange also under-performed the Comparable Companies that are listed elsewhere such as Taiwan or Singapore.

We have also compared the movement in the price of CSMC Shares during the Pre-Announcement Period relative to (i) Hang Seng Index ("HSI") as HSI is the major indicator of the share performance for listed companies in Hong Kong and reflects the general trend of the stock market in Hong Kong and (ii) the average of the Comparable Companies. We acknowledge that different stock markets would have different perceptions including pricing and valuation of companies engaged in the same industry. However, we believe that the Comparable Companies could serve as a reasonable benchmark for comparison.

Chart 5: Relative price performance of CSMC Shares with HSI and average of Comparable Companies


160
140
120
100
80
60
40
20
0
HSI
Average
CSMC
13 Aug 2004
13 Sep 2004
13 Oct 2004
13 Nov 2004
13 Dec 2004
13 Jan 2005
13 Feb 2005
13 Mar 2005
13 Apr 2005
13 May 2005
13 Jun 2005
13 Jul 2005
13 Aug 2005
13 Sep 2005
13 Oct 2005
13 Nov 2005
13 Dec 2005
13 Jan 2006
13 Feb 2006
13 Mar 2006
13 Apr 2006
Last Trading Day

As illustrated in Chart 5, the share price performance of CSMC was under-performed significantly in comparison with both the average of the Comparable Companies and the HSI. In light of the poor performance of the relative share price of CSMC in comparison with the average of Comparable Companies and HSI since April 2005, we are of the view that the Offer provides an opportunity for the Independent CSMC Shareholders to realise significant amount of their investment without exerting price pressure on CSMC Shares and switch to other investments alternative with better share price performance.

4.2. Analysis of the Comparable Companies

To assess whether the Offer is fair and reasonable, we have compared the enterprise value-to-EBITDA ratio ("EV/EBITDA"), price-to-earnings ratio ("P/E") and the price-to-book value ratio ("P/BV") of CSMC with the Comparable Companies, all of which are open foundries principally engaged in manufacturing semiconductor. Although these multiples are commonly used as analytical parameters, they may not necessarily fully reflect the possible unique characteristics of the Comparable Companies such as quality of management, market segment, growth profile and operational efficiency.

Table 3: Analysis of Comparable Companies

Comparable Companies	Stock Code	Closing Price (original currency)	Closing Price (in HK$)	Market Capitalisation (in HK$ million)	EV/EBITDA	P/E	P/BV
		Note 1	*Note 2*	*Note 3*	*Note 4*	*Note 4*	*Note 4*
Hong Kong							
SMIC	981.HK	HK$1.17	1.17	21,413	4.8	N/A *Note 5*	0.92
ASMC	3355.HK	HK$1.88	1.88	2,085	13.8	N/A *Note 5*	1.8
Taiwan							
TSMC	2330.TT	NT$67.5	16.3	402,332	9.4	17.8	3.7
UMC	2303.TT	NT$22.35	5.4	107,485	6.4	58.8	1.7
Vanguard	5347.TT	NT$23	5.5	8,934	4.0	13.6	1.9
Singapore							
Chartered	CSM.SP	SGD1.75	8.5	21,332	8.6	N/A *Note 5*	1.9
				Average	**7.8**	**30.1**	**2.0**
				Maximum	**13.8**	**58.8**	**3.7**
				Minimum	**4.0**	**13.6**	**0.92**
CSMC	**597.HK**	**HK$0.42 (Basic Consideration)**	**0.42**	**1,125**	**9.4**	**N/A** *Note 5*	**0.92**
		HK$0.421 (Implied value of Share Alternative)	**0.421**	**1,127**	**9.4**	**N/A**	**0.92**

Note 1: Being the closing share price for the respective companies as at the Last Trading Day, except CSMC where the Basic Consideration and the implied value of Share Alternative were used.

Note 2: Based on the exchange rates quoted by The Hongkong and Shanghai Banking Corporation Limited as at the Latest Practicable Date.

Note 3: Being the closing price multiplied by the number of shares outstanding for the respective companies as per the latest published annual reports.

Note 4: Based on the closing share price as at the Last Trading Day for the Comparable Companies and the Basic Consideration and the implied value of Share Alternative for CSMC and the published financial information contained in the latest annual reports of the respective companies.

Note 5: These companies recorded loss for the last financial year

(a) EV/EBITDA

EV/EBITDA is calculated as market capitalisation plus net debt and minority interests or less net cash divided by EBITDA for the year. This multiple is a common benchmark used for the valuation of high technology companies as it eliminated the differences in capital structures and depreciation policies between different comparables. As shown in the above chart, the EV/EBITDA of CSMC is approximately 9.4 times based on the Basic Consideration as well as the implied value of the Share Alternative as at the Last Trading Day, which is higher than the average of the Comparable Companies of approximately 7.8 times but within the range of 4.0 times to 13.8 times.

(b) P/E

Given that the CSMC Group incurred a loss of approximately US$6.8 million for the year ended 31 December 2005, P/E is not available for comparison with the Comparable Companies. We noted that the other two Comparable Companies listed on the Stock Exchange, namely ASMC and SMIC also recorded loss for the last financial year.

(c) P/BV

The audited consolidated net assets value and issued share capital of CSMC as at 31 December 2005 was approximately US$157 million and 2,677,533,729 CSMC Shares respectively, representing an audited consolidated net asset value per CSMC Shares of US$0.059 (equivalent to approximately HK$0.457). The P/BV of CSMC based on the Basic Consideration as well as the implied value of the Share Alternative as at the Last Trading Day is approximately 0.92 time, which is below the average of approximately 2.0 times for the Comparable Companies and in the lower end of the P/BV range represented by the Comparable Companies.

(d) Dividend yield

We have reviewed the published financial reports of the Comparable Companies and noted that none of Comparable Companies declared any dividends in 2005. Save for the fiscal year 2004 where final dividend per CSMC Share was US$0.00064 (equivalent to approximately HK$0.005) representing a dividend yield of approximately 1.2% based on the Basic Consideration, CSMC did not declare any interim or final dividends during the fiscal year 2005. We consider that the dividend yield would not provide a reasonable benchmark to assess the fairness of the Offer.

We note that the share price of CSMC under-performed both the average of the Comparable Companies and the HSI. However, after considered the valuation multiples including the EV/EBITDA, P/E, P/BV and dividend yield of the Comparable Companies to assess the fairness and reasonableness of the Offer, we are of the view that given:

— the EV/EBITDA of CSMC of approximately 9.4 times based on the Basic Consideration as well as the implied value of the Share Alternative as at the Last Trading Day is higher than the average of approximately 7.9 times but within the range between 4.0 times to 13.8 times of the Comparable Companies, the EV/EBITDA represented by the Offer is higher than the average of the Comparable Companies;

— the P/BV of CSMC of approximately 0.92 time based on the Basic Consideration as well as the implied value of the Share Alternative as at the Last Trading Day is below the average of approximately 2.0 times and is at the lower end of the range between approximately 0.92 time and 3.7 times for the Comparable Companies, the P/BV ratios of CSMC based on the Offer represent discount to the net asset value per CSMC Share whereas Comparable Companies on average traded at a premium to their net asset value per share; and

— the dividend yield and the P/E ratio would not provide a reasonable benchmark to assess the fairness of the Offer as CSMC incurred a loss and did not declare any dividend during the fiscal year 2005,

although the EV/EBITDA represented by the Offer is higher than the average of the Comparable Companies, the P/BV ratios of CSMC based on the Offer represent discount to the net asset value per CSMC Share and the P/E of CSMC is not applicable for comparison while the average P/E of the Comparable Companies is 30.1 times. In view of the above valuations, we considered the terms of the Offer are not fair and reasonable.

5. Comparable acquisition analysis

In assessing whether the Offer is fair and reasonable, we intend to compare the premiums represented by the Offer with similar acquisition in the market. However, to our best endeavor, there is no major acquisition of any listed company engaged in the semiconductor business in the PRC for the past 12 months prior to the Offer. Although there is no similar acquisition in the market that can provide a meaningful comparison, the Offer may be interpreted as a possible privatisation of CSMC by CRL if CRL is able to, subject to the consent of the Executive and satisfaction of requirements imposed by the Cayman Islands Company Law, effect the compulsory acquisition of CSMC in the event that the Offeror and parties acting in concert with it acquire 90% of the Disinterested Shares within four months of the posting of the Composite Document. We have instead reviewed and identified a total of 7 privatisations (the "Precedent Privatisations") representing all privatisations announced and successfully completed since 1 January 2005 and up to the Latest Practicable Date for companies listed on the main board of the Stock Exchange.

We note that the companies as shown below are engaged in different business from CSMC, and the Precedent Privatisations included in this assessment were transactions undertaken in the past in market conditions and expectations that may not reflect those prevailing on the Latest Practicable Date. In addition, CRL has not decided whether to maintain the listing of CSMC, the Offer could only be interpreted as a possible privatisation of CSMC by CRL whereas the Offer does not constitute a privatisation as at the Latest Practicable Date, hence, any comparison of the Offer with the Precedent Privatisations is solely for illustrating the range of pricing. Conclusion drawn from such comparisons may not necessarily reflect the market valuation of CSMC.

Table 4: Key statistics of the Precedent Privatisations

Date of announcement of Precedent Privatisation	Company	Principal activities	Market capitalisation based on Cancellation price/Offer price *(in HK$ million)*	Cancellation/ Offer price *(in HK$)*	Premium/ (discount) to the net asset value based on the Cancellation price/Offer price	Premium to average closing share price prior to the relevant announcements: Last trading date	30 trading days	90 trading days
3 May 2005	Hutchison Global Communication Holdings Limited	Telecommunication services	3,280	0.65	1,797.8%	36.8%	43.3%	44.6%
19 May 2005	Henderson China Holdings Limited	Property investment and development	3,982	8.00	(42.7)%	66.7%	64.3%	68.4%
28 October 2005	Jilin Chemical Industrial Company Limited (H Shares)	Production and sale of petroleum products	2,701	2.80	99.5%	15.5%	17.3%	31.1%
2 November 2005	New World TMT Limited	Telecommunications services	686	0.75	2.7%	78.6%	70.1%	63.7%
9 November 2005	China Resources Peoples Telephone Company Limited	Mobile network operator	3,384	4.55	205.9%	2.8%	26.7%	52.1%

Date of announcement of Precedent Privatisation	Company	Principal activities	Market capitalisation based on Cancellation price/Offer price *(HK$ million)*	Cancellation/ Offer price *(HK$)*	Premium/ (discount) to the net asset value based on the Cancellation price/Offer price	Premium to average closing share price prior to the relevant announcements		
						Last trading date	30 trading days	90 trading days
12 November 2005	Sinopec Zhenhai Refining Chemical Company Limited (H Shares)	Production and sale of petroleum products	7,672	10.60	148.8%	12.2%	24.9%	31.7%
27 March 2006	Asia Aluminum Holdings Limited	Aluminum extrusion	4,706	1.45	58.0%	26.1%	49.7%	81.6%
	Average of Precedent Privatisations					**34.1%**	**42.3%**	**53.3%**
	Maximum					**78.6%**	**70.1%**	**81.6%**
	Minimum					**2.8%**	**17.3%**	**31.1%**
12 May 2006	CSMC	Semiconductor foundry	1,124	0.42	(8.10)%	5.0%	6.6%	4.7%

Source: Announcements and composite documents of the Precedent Privatisations

As illustrated in Table 4 above, the premiums represented by the Basic Consideration over the price of the CSMC Shares (i) on the last trading date; (ii) for the 30 trading days; and (iii) for the 90 trading days prior to the relevant announcement, are lower than the average premiums of the Precedent Privatisations for the corresponding periods. As such, we are of the view that although the Basic Consideration represented premiums to the prices of the CSMC Shares for the corresponding periods as stipulated in Table 4, such premiums are not in line with the average premiums of the Precedent Privatisations and are even lower than the minimum premiums represented by the Precedent Privatisations.

6. Factors in considering the Share Alternative

6.1. Consideration in relation to CRL

We highlight certain aspects of CRL's operations, share price performance and liquidity since those CSMC Shareholders who elect to accept the Share Alternative will become shareholders of CRL.

a. *Business*

CRL was listed on the Stock Exchange on 7 November 1994 and is the holding company of the CRL Group. The CRL Group is principally engaged in designing, fabricating and packaging integrated circuits and semiconductor devices and the manufacturing of rotary compressors used in residential and commercial air-conditioners and cold storage refrigeration. The CRL Group is one of the biggest developers and suppliers of integrated circuits and semiconductor devices in the PRC, and it is currently one of the leading air-conditioner compressor manufacturers in the PRC.

b. *Financial performance*

Set out below is a summary of audited consolidated results of the CRL Group for each of the three years ended 31 December 2005 extracted from Appendix II:

Table 5: CRL financial summary of audited consolidated results

	For the year ended 31 December		
	2005	**2004**	**2003**
	HK$ million	*HK$ million (Restated) Note*	*HK$ million*
Turnover	3,064.4	2,672.8	2,043.5
Profit before taxation	436.6	415.7	239.3
Profit after tax but before minority interests	404.1	385.0	218.2
Profit attributable to shareholders	316.8	309.9	187.8
Dividend per share	HK cents 3.0	HK cents 2.5	HK cents 1.5
Earning per share (basic)	HK cents 11.90	HK cents 11.75	HK cents 7.17

Note: The financial information for the year ended 31 December 2004 has been restated according to the adoption of new Hong Kong Financial Reporting Standards ("new HKFRSs"), which have been set out in note 2 of the "Notes to the Consolidated Financial Statements" set out in section B headed "Financial Information of China Resources Logic Limited for the year ended 31 December 2005" of Appendix II. The financial information for the year ended 31 December 2003 has not been restated according to the new HKFRSs as the adoption of the new HKFRSs had no material impact on the financial information for the year ended 31 December 2003.

The CRL Group is a technology based consumer product oriented manufacturer with two major business segments, semiconductor and compressor. For the year ended 31 December 2005, each of these segment contributed about 47% of the CRL's turnover (2004: about 48% and 45%). Semiconductor and compressor shared about 42% and 52% respectively of the profit attributable to equity holders (before corporate expenses) for the year ended 31 December 2005 (2004: about 58% and 36%). CRL recorded profits for the five years ended 31 December 2005 and CRL has a better financial performance (in terms of earning per share and dividend yield) than CSMC for the three years ended 31 December 2005.

c. *Share price performance*

The following table and chart illustrate the average daily closing price, average daily trading volume and the percentage of average daily trading volume to the issued share capital of CRL during the relevant period.

Table 6: Average daily closing price and trading volumes of CRL Shares for the 12 months prior to the Last Trading Day

	Average daily closing price	Average daily trading volume	Average daily trading volume to the total issued share capital of CRL	Average daily trading volume to the CRL Shares held by public
	HK$	*share*	*Note 1*	*Note 2*
2005				
May	0.88	680,700	0.03%	0.09%
June	0.92	2,601,244	0.10%	0.36%
July	0.90	1,919,100	0.07%	0.27%
August	0.90	3,377,574	0.13%	0.47%
September	0.86	1,908,443	0.07%	0.26%
October	0.79	1,587,400	0.06%	0.22%
November	0.77	1,326,364	0.05%	0.18%
December	0.79	1,513,675	0.06%	0.21%
2006				
January	0.85	3,212,847	0.12%	0.44%
February	0.90	3,124,300	0.12%	0.43%
March	0.92	4,114,174	0.15%	0.57%
April	0.97	11,149,035	0.42%	1.54%
May 2 to May 4	0.99	3,096,411	0.12%	0.43%

Source: HKEx website

Note 1: Based on 2,671,834,071 CRL Shares as at the Latest Practicable Date.

Note 2: Public float excluded 1,947,102,157 CRL Shares held by China Resources National Corporation as at the Latest Practicable Date.

Chart 6: Daily closing price and trading volume of CRL Shares during the Pre-Announcement Period


HK$1.20
HK$1.00
HK$0.80
HK$0.60
HK$0.40
HK$0.20
HK$0.00
Share Price
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Trading Volume
13 Aug 2004
10 Sep 2004
12 Oct 2004
10 Nov 2004
8 Dec 2004
6 Jan 2005
3 Feb 2005
8 Mar 2005
8 Apr 2005
9 May 2005
7 Jun 2005
6 Jul 2005
3 Aug 2005
31 Aug 2005
29 Sep 2005
28 Oct 2005
25 Nov 2005
23 Dec 2005
25 Jan 2006
24 Feb 2006
24 Mar 2006
26 Apr 2006
Last Trading Day
Date

Source: Bloomberg

During the Pre-Announcement Period, the closing price of CRL Shares was broadly within a range of HK$0.70 to HK$1.05. The price of CRL Shares was on an upward trend during the six month period prior to the Last Trading Day and the price of CRL Share at the Last Trading Day of HK$0.98 was at the higher end of such range.

The chart below illustrates the relative share price performance of CRL compared to the HSI and CSMC during the Pre-Announcement Period. Share price of CRL has under-performed the HSI but out-performed that of CSMC.

Chart 7: Daily closing price of CRL Shares relative to the Hang Seng Index and CSMC


160
140
120
100
80
60
40
20
0
HSI
CRL
CSMC
13 Aug 2004
13 Sep 2004
13 Oct 2004
13 Nov 2004
13 Dec 2004
13 Jan 2005
13 Feb 2005
13 Mar 2005
13 Apr 2005
13 May 2005
13 Jun 2005
13 Jul 2005
13 Aug 2005
13 Sep 2005
13 Oct 2005
13 Nov 2005
13 Dec 2005
13 Jan 2006
13 Feb 2006
13 Mar 2006
13 Apr 2006
Last Trading Day

Source: Bloomberg

d. *Liquidity and Dividend*

As shown in the Table 6, the average daily trading volume of CRL Shares during the 12 months prior to the Last Trading Day was in the range of approximately 0.09% to 1.54% of the CRL Shares held by the public. We noticed that there are many factors that affect the daily trading volume of a stock including market capitalisation, announcement of price sensitive information, etc.. With reference to Table 6 and Table 1, the average daily trading volume of CRL Shares to the shares held by the public were much higher than that of CSMC Shares, which represent a relatively higher liquidity for holding CRL Shares.

CRL declared dividend of HK$0.025 and HK$0.03 per CRL Share for each of the two years ended 31 December 2005, represented a dividend yield of approximately 2.6% and 3.0% respectively based on the closing price of CRL of HK$0.98 as at the Last Trading Day. CSMC declared a final dividend of US$0.0064 per CSMC Share (equivalent to approximately HK$0.0005) for the year ended 31 December 2004 and nil for the year ended 31 December 2005.

e. *Valuation benchmarks*

CRL is a company with two major business segments, semiconductor and compressor, and both businesses contributed significant financial impact to the CRL Group. To our best endeavors and based on our discussion with the management of CRL, there is no similar public company that consists both of these business segments can be identified as relevant comparable to CRL. As the share price and the financial performance of CRL is significantly influenced by two distinctive business segments within the CRL Group, comparing the valuation multiples of CRL Shares with either a semiconductor company or a compressor company alone would not serve as a relevant analysis.

Based on the share price of CRL of HK$0.98 as at the Last Trading Day and with reference to the 2005 annual report of CRL, the EV/EBITDA, P/BV and P/E of CRL was approximately 5.2 times, 1.9 times and 8.2 times respectively. Based on the Basic Consideration of HK$0.42 and with reference to the 2005 annual report of CSMC, the EV/EBITDA and P/BV of CSMC was approximately 9.4 times and 0.92 time respectively with no P/E due to loss making in 2005. CSMC was traded at a discount to its net asset value per share. While comparable company analysis can reflect current market sentiment towards the sector and provide guideline on valuation, we note the analysis does not take into account differences in accounting policy and standard as well as differences in operation environments, business model, nor does it take into account possible unique characteristics of the different companies. No adjustment has been made to account for such differences.

The above analyses show that the financial performance (in terms of earning per share) for the three years ended 31 December 2005, dividend yield, liquidity (in terms of trading volume to the shares held by public) represented by the CRL Share are better than that of the CSMC Share, the Share Alternative provides an opportunity for the Independent CSMC Shareholders to exchange their CSMC Shares into New CRL Shares at a conversion ratio of 0.43. Independent CSMC Shareholders however should notice that the CRL Group is engaged in businesses different from that of CSMC and there is no assurance that market liquidity, profit and dividend policy of CRL will be sustainable in the future. In addition, due to the distinctive businesses segment within the CRL Group, there is no comparables that can provide relevant comparison with the pricing of CRL Shares, the Independent CSMC Shareholder should therefore consider his/her/its own investment objective and other circumstances if decided to accept the Offer and elect the Share Alternative.

6.2 Analysis of Basic Consideration over Share Alternative

The Offer provides two alternatives, cash and/or CRL Shares, for the CSMC Shareholders who validly accept the Offer. The implied value of the Share Alternative will continually change in accordance with the market price movements of CRL Shares. The following diagram illustrates the implied value of the Share Alternative and the Basic Consideration at various price levels of the CRL Shares, based on the terms of the Offer.

Chart 8: Implied value of the Share Alternative and the Basic Consideration


Implied Value of the Share Alternative
Basic Consideration
Value of Offer
HK$0.50
HK$0.49
HK$0.48
HK$0.47
HK$0.46
HK$0.45
HK$0.44
HK$0.43
HK$0.42
HK$0.41
HK$0.40
HK$0.39
HK$0.38
HK$0.37
HK$0.36
HK$0.35
HK$0.34
HK$0.33
HK$0.32
HK$0.31
HK$0.30
0.85
0.9
0.95
1
1.05
1.1
1.15
1.2
Share price of CRL (HK$)

Theoretically, if the market price of CRL Share is HK$0.977, the Share Alternative and the Basic Consideration worth the same. Therefore, based on CRL's share price of HK$0.98 as of the Last Trading Day, the implied value of the Share Alternative was about HK$0.421, which was worth nearly the same as the Basic Consideration of HK$0.42.

*6.3 **Share performance after the Joint Announcement***

The following chart illustrates the movement of the daily closing prices of CSMC Shares relative to the then prevailing implied value of the Share Alternative based on the daily closing price of CRL Shares from 15 May 2006 (the first trading date after the Last Trading Date) to the Latest Practicable Date (the "Post Announcement Period").

Chart 9: Share price performance of CSMC Shares relative to the implied value of the Share Alternative during the Post Announcement Period


0.44
0.42
0.4
0.38
0.36
0.34
0.32
Last Trading Date
16-May-06
18-May-06
22-May-06
24-May-06
26-May-06
30-May-06
02-Jun-06
Latest Practicable Date
Closing price of CSMC
Implied value of Share Alternative
Basic consideration

Table 7: Average daily closing price and trading volumes of CSMC Shares and CRL Shares for Post-Announcement Period

	Average daily closing price	Average daily trading volume	Average daily trading volume to the total issued share capital	Average daily trading volume to the shares held by public
	HK$	*share*		
CSMC Shares	0.41	4,666,177	0.17%	0.23%
CRL Shares	0.85	2,101,300	0.08%	0.29%

The average closing price of CSMC Shares during the Post Announcement Period was approximately HK$0.41 with closing price of HK$0.41 as at the Latest Practicable Date. As illustrated in Chart 9 above, the closing price of CSMC Share increased from HK$0.40 (being the price quoted on the Last Trading Date) to HK$0.415 on 15 May 2006 (the first trading date after the Last Trading Date), and CSMC Share has broadly been traded around the value of HK$0.41, which is slightly below the Basic Consideration during the Post Announcement Period. The price of CRL Share together with the implied value of the Share Alternative have been on a downward trend since the Joint Announcement was published. The closing price of CRL dropped from HK$0.98 on 15 May 2006 to HK$0.83 as at the Latest Practicable Date. Since the price of CRL Shares has been traded below the theoretical equilibrium price of about HK$0.977 throughout the Post Announcement Period, in case any Independent CSMC Shareholders want to exchange their CSMC Shares into New CRL Shares by accept the Offer and elect the Share Alternative, they should consider the difference between the implied value of the Share Alternative with the Basic Consideration.

We note that the closing price of CSMC Shares was broadly in a range of HK$0.47 to HK$0.37 over the past 12 months, the Basic Consideration of HK$0.42 is lower than the investment cost of some of the CSMC Shareholders, and hence, certain Independent CSMC Shareholders would realise their losses if they accept the Offer.

Given the implied value of the Share Alternative has been lower than the Basic Consideration after the Joint Announcement was published and the price of CRL Shares has been on a downward trend during the Post Announcement Period, Independent CSMC Shareholder should note that if the implied value of the Share Alternative continue to be lower than the Basic Consideration before the First Closing Date, it would be inadvisable for them to elect the Share Alternative instead of Basic Consideration if they consider to accept the Offer. For instance, Independent CSMC Shareholder who accepts the Offer with the Basic Consideration of HK$0.42 will receive about HK$2,100 for each board lot (trading at 5,000 share) of CSMC Shares, if the Share Alternative is elected based on the closing of HK$0.83 per CRL Share as at the Latest Practicable Date, each board lot of CSMC Shares only worth HK$1,784.50.

*6.4 **Odd lot, fraction shares and scale back mechanism for Share Alternative***

Independent CSMC Shareholder should be aware that if the Share Alternative is elected, given the conversion ratio of every one CSMC Share into 0.43 New CRL Share, it is very likely that his/her/its CSMC Shares will be converted into New CRL Shares in odd lots (CRL Shares are traded in board lots of 2,000 shares). We noted that no arrangements are intended to be made for the trading of odd lots of New CRL Shares issued under the Share Alternative, therefore Independent CSMC Shareholders who elected the Share Alternative may have difficulties to trade odd lots of the New CRL Shares in the market. It is a common market practice that in order to trade any share in odd lot, such share will be traded at a discount to the prevailing market price.

Given the conversion ratio for the Share Alternative is in fraction (i.e. 0.43) and any resulting fractions of a New CRL Share will be disregarded and will not be issued, Independent CSMC Shareholders who elected the Share Alternative with CSMC Share not in a multiple of 100 will likely to suffer a loss, though minimal (less than HK$0.83 in aggregate for each Independent CSMC Shareholder based on the share price of CRL as at the Latest Practicable Date), for exchanging their CSMC Shares into New CRL Shares under the Offer.

The maximum number of New CRL Shares that CRL will make available under the Share Alternative in connection with the Offer is limited to 530,000,000 New CRL Shares. If all CSMC Shareholders elect the Share Alternative, the Available New CRL Shares will not be able to satisfy all shareholders who tendered their acceptance. In that case, the number of New CRL Shares to be allocated to each of the Independent CSMC Shareholders will be scaled back pro rata, as nearly as practicable. For details please refer to the section headed "Scale-back mechanism" in the "Letter from Citigroup". Independent CSMC Shareholders should therefore be aware that in addition to the odd lot and fraction share in associate with selecting the Share Alternative, there is a chance that Share Alternative will not be received in full in the event the scale back mechanism become effective.

Although CRL Shares has a better dividend yield, financial performance and liquidity over CSMC Shares, in view of the absence of odd lot trading arrangement and given the implied value of the Share Alternative is lower than the Basic Consideration during the Post Announcement Period, we recommended the Independent CSMC Shareholders not to elect the Share Alternative over the Basic Consideration.

7. Other considerations

7.1 Majority control by CRL

Since CRL and parties acting in concert with it already hold approximately 25.7% of the share capital of CSMC, together with the Irrevocable Undertakings given by the Committed Shareholders that amounted to approximately 29.7% of the share capital of CSMC, CRL and parties acting in concert with it will hold altogether approximately 55.4% of the share capital of CSMC (or approximately 53.7% after taken into account of the enlarged issued share capital of CSMC pursuant to the Vested CSMC Awards, the Unvested CSMC Awards, the Approved CSMC Awards and the Future CSMC Awards). Subject to the fulfillment or waiver of the conditions as set out in Appendix I, CRL will become the controlling shareholder of CSMC holding more than 50% of its issued shares and CRL expects the Offer to become unconditional as to acceptance. This will enable CRL to exercise statutory control over CSMC.

Independent CSMC Shareholders who elect the Share Alternative will become a holder of New CRL Shares. In light of CRL will be the controlling shareholder of CSMC after the Offer, Independent CSMC Shareholders who elect to hold the New CRL Shares will be able to maintain their interest in CSMC based on the conversion ratio under the Share Alternative. However, given the businesses and operations of CRL are different from those of CSMC, in particular the CRL Group's performance could also be affected by its compressor business, Independent CSMC Shareholder should therefore consider his/her/its own investment objective and other circumstances if decided to accept the Offer and elect the Share Alternative.

7.2 Controlling shareholder of CRL

China Resources (Holdings) is a controlling shareholder of CRL with approximately 72.9% interest. China Resources (Holdings)'s ultimate parent company is China Resources National Corporation, a PRC state-owned entity, which is beneficially interested in approximately 99.98% of the issued share capital of China Resources (Holdings). As the CSMC Group is principally focused in the PRC's semiconductor market, we are of the view that the introduction of a state-owned entity with solid financial background as the ultimate controlling shareholder would be beneficial to CSMC and its shareholders as a whole.

*7.3 **Intention of CRL***

CRL does not have any intention to make any material changes to the current business operations and the management of CSMC, apart from the appointment of additional directors to the board of CSMC. CRL is an IDM engaged in the major production processes (such as IC design, packaging and testing) in the semiconductor industry that are different from that of CSMC. CSMC provides open foundry services to fabless design house and IDMs, including CRL. CSMC and CRL have common strategy of using matured technology to competitively service the consumer electronics IC markets, both CRL Directors and CSMC Directors consider the Offer will bring synergistic benefits to both companies and their respective shareholders as a whole.

In view of the potential benefit and the synergies to be brought by CRL and its ultimate controlling shareholder China Resources National Corporation to the CSMC Group upon the completion of the Offer, we are of the opinion that the Independent CSMC Shareholders shall continue to hold their CSMC Shares in view of the growth potential of CSMC and therefore not to accept the Offer.

*7.4 **Alternative offer from third party***

As at the Latest Practicable Date, CRL and parties acting in concert with it already hold approximately 25.7% of the share capital of CSMC. The Offer is a conditional offer, but since the Offeror has obtained the Irrevocable Undertakings given by the Committed Shareholders, CRL and parties acting in concert with it will hold approximately 55.4% of the issued share capital of CSMC on the First Closing Date. Therefore, an alternative offer for the CSMC Shares is unlikely to be forthcoming without the support of the Offeror. As at the Latest Practicable Date, we are not aware of any such alternative offer from a third party.

CONCLUSION AND RECOMMENDATIONS

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

(i) CSMC recorded a loss for the year ended 31 December 2005 (first year of loss making after five consecutively profitable years) with thin historical trading volume for CSMC Shares, Independent CSMC Shareholders are given an opportunity to realise a significant amount of their respective investment by accepting the Offer without depressing the market price of CSMC Share.

(ii) The Basic Consideration of HK$0.42 represented a premium of approximately 5.0%, 6.6% and 4.7% to the price of the CSMC Shares for the Last Trading Day, 30 trading days and 180 trading days respectively prior to and including the Last Trading Day. The implied value of the Share Alternative of HK$0.421 (based on the closing price of CRL Shares as at the Last Trading Day) represented a premium of approximately 5.3%, 6.9% and 5.0% to the price of the CSMC Shares during the same periods. Such premiums represented by the Offer are not in line with the average premiums of the Precedent Privatisations and even lower than the minimum premiums amongst the Precedent Privatisations.

(iii) P/E ratio and dividend yield are not relevant for comparison purpose as CSMC recorded a loss and did not declare any dividend in 2005; P/BV ratios and EV/EBITDA represented by the Offer are within the range of the Comparable Companies. Although the EV/EBITDA represented by the Offer is higher than the average of the Comparable Companies, the P/BV ratios of CSMC based on the Offer represent discount to the net asset value per CSMC Share.

(iv) Based on the comments from the market research such as CCID Consulting and Gartner Inc. and from the 2005 annual report of CSMC, it is generally expected that the semiconductor markets, both globally and in the PRC, continue to grow due to the growth in demand for consumer electronic products, despite a cyclical downturn of the global semiconductor markets started from the fourth quarter of 2004.

(v) As the CSMC Group is principally focused in the PRC's semiconductor market, we are of the view that the introduction of China Resources National Corporation, a state-owned entity with solid financial background as the ultimate controlling shareholder would be beneficial to CSMC and its shareholders as a whole.

(vi) Both CSMC and CRL have common strategy of using matured technology to competitively service the consumer electronics IC markets, both CRL Directors and CSMC Directors consider the Offer will bring synergistic benefits to both companies and their respective shareholders as a whole. Independent CSMC Shareholders are advised to consider the growth potential of CSMC after CRL has completed the Offer.

Save for item (i) that explained the potential advantage of the Offer, items (ii) and (iii) show the terms of the Offer are not fair and reasonable and the Independent CSMC Shareholders should also consider items (iv) to (vi) in respect of the growth potential of the CSMC Group after the Offer has completed. Therefore, having considered the above, we are of the view that the Offer is not fair and reasonable to the Independent CSMC Shareholders. Accordingly, we recommend the Independent Board Committee to advise the Independent CSMC Shareholders as a whole not to accept the Offer.

As an analysis over the election between Basic Consideration and Share Alternative for any Independent CSMC Shareholder who decided to accept the Offer based on his/her/its own investment objective, we have taken into account of the following:

(a) The Share Alternative provides an opportunity for the Independent CSMC Shareholders to exchange for New CRL Shares, where CRL has recorded profits for the five years ended 31 December 2005 and CRL Shares has better financial performance (in terms of earning per share), liquidity (in terms of trading volume to the shares held by the public) and dividend yield as compared to CSMC Shares.

(b) In light of CRL will be the controlling shareholder of CSMC after completion of the Offer, the Independent CSMC Shareholders who elect to hold the New CRL Shares should be able to maintain their interest in CSMC based on the conversion ratio under the Share Alternative.

(c) CRL Group is engaged in businesses different from that of CSMC and there is no assurance that market liquidity, profit and dividend policy of CRL will be sustainable in the future. In addition, due to the distinctive businesses segment within the CRL Group, in particular CRL's performance could be affected by its compressor business, Independent CSMC Shareholder should therefore consider his/her/its own investment objective and other circumstances if decided to accept the Offer and elect the Share Alternative.

(d) Given the absence of odd lot trading arrangement for New CRL Shares, Independent CSMC Shareholders who elected the Share Alternative may have difficulties to trade odd lots of the New CRL Shares in the market.

(e) Despite the relative share price of CRL has outperformed that of CSMC during the Pre-Announcement Period, the implied value of the Share Alternative has been lower than the Basic Consideration after the Joint Announcement was published and the price of CRL Share has been on a downward trend during the Post Announcement Period. Independent CSMC Shareholders should notice that if the implied value of the Share Alternative continue to be lower than the Basic Consideration before the First Closing Date, it would be inadvisable for them to elect the Share Alternative instead of the Basic Consideration if they consider to accept the Offer. CSMC Shareholder who accepts the Offer with the Basic Consideration of HK$0.42 will receive about HK$2,100 for each board lot (trading at 5,000 share) of CSMC Shares, if the Share Alternative is elected based on HK$0.83 per CRL Share as at the Latest Practicable Date, each board lot of CSMC Shares only worth HK$1,784.50.

Although items (a) to (b) illustrate the potential advantages of the Share Alternative, in light of items (c) to (e) that explained the short fall of the Share Alternative over the Basic Consideration, we recommended the Independent CSMC Shareholders not to elect the Share Alternative over the Basic Alternative if they are prepared to accept the Offer, particularly when the implied value of the Share Alternative is lower than the Basic Consideration.

Given that there is still a considerable lead time from the date of this letter to the First Closing Date, the Independent CSMC Shareholders should be mindful of, inter alia, any changes in the Hong Kong and international stock markets, financial and economic conditions, market demand for semiconductor stocks, relative share price movements of CSMC and CRL, and the latest developments in the operating environment and industry of CSMC and CRL before making a decision on the Offer and on which of the Basic Consideration and the Share Alternative to elect. Particularly if the CSMC Share is trading at a price above the Basic Consideration, the Independent CSMC Shareholders who want to realise their investment should consider to dispose the securities in the market instead of accepting the Offer.

For those Independent CSMC Shareholders who wish to realise part of or all of their investment either before or after the Offer declared unconditional, it should be noted that there are costs (such as brokerage, stamp duty) associated with the disposal of CSMC Shares and they should take into consideration in determining the potential net realisable value of their investment.

Yours faithfully,
For and on behalf of
BARON CAPITAL LIMITED
Chiu Sui Keung, Thomas
Managing Director

1. OFFER CONDITIONS

The Offer is conditional upon:

(a) valid acceptances having been received (and, where permitted, not withdrawn) at or before 4.00 p.m. on the First Closing Date in respect of CSMC Shares, which together with the CSMC Shares already held by the Offeror and parties acting in concert with it, constitute more than 50% of voting rights normally exercisable at general meetings of CSMC;

(b) each and every member of the CSMC Group remaining solvent and not subject to any insolvency or bankruptcy proceedings or likewise and no liquidator, provisional liquidator, receiver or other person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the assets or undertakings of any member of the CSMC Group from the date of the Joint Announcement up to the date when conditions (a), (c), and (d) are all satisfied;

(c) no event having occurred on or before the date on which condition (a) above has been fulfilled which would make the Offer or the acquisition of any of the CSMC Shares by the Offeror void, unenforceable, illegal or unable to be proceeded with or would impose any additional material conditions or obligations with respect to the Offer or any part thereof or the acquisition of any of the CSMC Shares; and

(d) the Stock Exchange granting the listing of, and permission to deal in, the New CRL Shares to be issued pursuant to the terms of the Offer.

The Offeror reserves the right to waive the conditions (except for conditions (a), and (d) above) to the Offer set out above, in whole or in part.

The Offer may lapse if it does not become unconditional. CRL Shareholders and CSMC Shareholders should exercise caution when dealing in CRL Shares and CSMC Shares.

2. FURTHER TERMS OF THE OFFER

2.1 Procedures for Acceptance

The Offer in respect of a CSMC Shareholder

(a) If you accept the Offer, you should complete and sign the Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms of the Offer.

(b) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your CSMC Share(s) is/are in your name, and you wish to accept the Offer, you must send the Form of Acceptance duly completed and signed together with the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(c) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your CSMC Shares is/are in the name of a nominee company or a name other than your own, and you wish to accept the Offer in respect of your CSMC Shares, you must either:

(i) lodge your CSMC Share certificate(s) and/or transfer receipts and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions authorising it to accept the Offer on your behalf and requesting it to deliver the Form of Acceptance duly completed and signed together with the relevant CSMC Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the CSMC Shares to be registered in your name by CSMC through the Registrar, and send the Form of Acceptance duly completed and signed together with the relevant CSMC Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(iii) if your CSMC Shares have been lodged with your licensed securities dealer (or other registered dealer in securities)/ custodian bank through CCASS, instruct your licensed securities dealer (or other registered dealer in securities)/custodian bank to authorise HKSCC Nominees Limited to accept the Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited, in this case, on Wednesday, 5 July 2006 which is one Business Day before the latest date on which acceptances of the Offer must be received by the Registrar. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your licensed securities dealer (or other registered dealer in securities)/ custodian bank for the timing on the processing of your instruction, and submit your instruction to your licensed securities dealer (or other registered dealer in securities)/custodian bank as required by them; or

(iv) if your CSMC Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System or CCASS Internet System not later than one Business Day before the latest date on which acceptance of the Offer must be received by the Registrar, which is Wednesday, 5 July 2006 in this case.

(d) If you have lodged transfer(s) of any of your CSMC Shares for registration in your name and have not yet received your CSMC Share certificate(s), and you wish to accept the Offer in respect of your CSMC Shares, you should nevertheless complete and sign the Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offeror or their respective agent(s) to collect from CSMC or the Registrar on your behalf the relevant CSMC Share certificate(s) when issued and to deliver such certificate(s) to the Registrar as if it was/they were delivered to the Registrar with the Form of Acceptance.

(e) If the share certificate(s) and/or transfer receipt(s) and/or other document(s) of title in respect of your CSMC Shares is/are not readily available and/or is/are lost and you wish to accept the Offer in respect of your CSMC Shares, you should nevertheless complete the Form of Acceptance and deliver it to the Registrar together with a letter stating that you have lost one or more of your share certificate(s) and/or transfer receipt(s) and/or other document(s) of title or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title should be forwarded to the Registrar as soon as possible thereafter. If you have lost your share certicate(s) and/or transfer receipt(s) and/or other document(s) of title, you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(f) Acceptance of the Offer will be treated as valid only if the completed and duly signed Form of Acceptance is received by the Registrar by no later than 4.00 p.m. on Thursday, 6 July 2006 or such later time and/or date as the Offeror may determine and announce with the consent of the Executive and the Registrar has recorded that the acceptance and any relevant documents required by Note 1 to Rule 30.2 of the Takeovers Code have been so received, and is:

(i) accompanied by the relevant CSMC Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and, if those CSMC Share certificate(s) is/are not in your name, such other documents in order to establish your right to become the registered holder of the relevant CSMC Shares; or

(ii) from a registered CSMC Shareholder or his personal representative (but only up to the amount of the registered holding and only to the extent that the acceptance relates to the CSMC Shares which are not taken into account under this paragraph (f)); or

(iii) certified by the Registrar or the Stock Exchange.

If the Form of Acceptance is executed by a person other than the registered holder of the CSMC Shares, appropriate documentary evidence of authority to the satisfaction of the Registrar must be produced.

(g) No acknowledgement of receipt of any Form(s) of Acceptance, CSMC Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

2.2 Acceptance Period and Revisions

The Offer is made on Thursday, 15 June 2006, being the date of posting of this Composite Document, and is capable of acceptance on and from this date.

The Offeror reserves the right to extend the Offer in accordance with the relevant provisions of the Takeovers Code. Unless the Offer has previously been extended with the consent of the Executive, all acceptances must be received by 4.00 p.m. on Thursday, 6 July 2006, being the First Closing Date.

If in the course of the Offer, the Offeror revises its terms with the consent of the Executive, all CSMC Shareholders (other than the Offeror and parties acting in concert with it), whether or not they have already accepted the Offer, will be entitled to the revised terms. A revised offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

2.3 Announcements

By 6:00 p.m. (or such later time and/or date as the Executive agrees) on Thursday, 6 July 2006 which is the First Closing Date, the Offeror must inform the Executive and the Stock Exchange of its intention in relation to the revision, extension, expiry or unconditionality of the Offer. The Offeror must publish an announcement through the Stock Exchange's website by 7:00 p.m. on the First Closing Date stating whether the Offer has been revised or extended, has expired or has become or been declared unconditional (and, in such case, whether as to acceptances or in all respects). Such announcement must be republished in accordance with the requirements set out below on the next business day.

The announcement must state the following:

(i) the total number of the CSMC Shares and rights over the CSMC Shares for which acceptances of the Offer have been received;

(ii) the total number of CSMC Shares and rights over the CSMC Shares controlled or directed by the Offeror or parties acting in concert with it before the offer period; and

(iii) the total number of CSMC Shares and rights over the CSMC Shares acquired or agreed to be acquired during the offer period by the Offeror or parties acting in concert with it.

The announcement must also specify the percentages of the relevant classes of share capital of CSMC and the percentages of voting rights represented by these numbers of CSMC Shares.

2.4 Right of Withdrawal

(a) Acceptance to the Offer tendered by the CSMC Shareholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in (b) below or in Rule 17 of the Takeovers Code which provides that an acceptor shall be entitled to withdraw his/her/its acceptance after 21 days from the First Closing Date if the Offer has not by then become unconditional as to acceptances. In such circumstances, an acceptor of the Offer may withdraw his/her/its acceptance by lodging a notice in writing signed by the acceptor (or his/her/its agent duly appointed in writing and evidence of whose appointment is produced together with the notice) to the Registrar.

(b) If the Offeror is unable to comply with the requirements set out in the section headed "Announcements" in this appendix, the Executive may require that the CSMC Shareholders who have tendered acceptances to the Offer be granted a right of withdrawal on terms that are acceptable to the Executive until the requirements set out in that section are met.

2.5 Settlement of Consideration

The timing and procedures for settlement of the consideration to which the Accepting Shareholders will be entitled (if the Offer becomes, or is declared, unconditional in all respects) are set out in the Form of Acceptance and in the section headed "Settlement of Consideration" in the "Letter from Citigroup" in this Composite Document.

2.6 New CRL Shares

The New CRL Shares to be issued under the Offer will be issued credited as fully-paid and will, when issued, rank equally in all respects with the then existing CRL Shares, including the right to receive in full all dividends and other distributions after the date of their issue. The New CRL Shares will also be issued subject to the terms of the Memorandum of Association and the Bye-Laws and, by accepting the Offer, the persons who become the holders of such shares in connection with the Offer will be bound by the Memorandum of Association and the Bye-Laws.

2.7 Stamp duty

(a) *General* — Buyers' ad valorem stamp duty for CSMC Shares arising in connection with the acceptance of the Offer is payable by the Offeror at the rate of HK$1.00 for every HK$1,000 (or part of HK$1,000) of the consideration payable in respect of the relevant acceptance. The Offeror will pay the buyer's ad valorem stamp duty on its own behalf. Sellers' ad valorem stamp duty for CSMC Shares arising in connection with the acceptance of the Offer is payable by the CSMC Shareholders at the rate of HK$1.00 for every HK$1,000 (or part of HK$1,000) of the consideration payable in respect of the relevant acceptance.

(b) *Basic Consideration* — CSMC Shareholders will pay the sellers' ad valorem stamp duty in respect of those CSMC Shares for which the CSMC Shareholders receive the Basic Consideration as consideration under the Offer. The applicable sellers' ad valorem stamp duty will be deducted from the cash amount due to such person under the Offer.

(c) *Share Alternative* — The Offeror will pay the sellers' ad valorem stamp duty in respect of those CSMC Shares for which the CSMC Shareholders receive the Share Alternative as consideration under the Offer.

2.8 Overseas Shareholders

The Composite Document will be sent to CSMC Shareholders, including those with a registered address outside Hong Kong. However, the making of the Offer in, or to CSMC Shareholders in any jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdictions. CSMC Shareholders who are citizens, residents or nationals of jurisdictions outside Hong Kong should inform themselves about, and observe, all applicable legal and regulatory requirements of the relevant jurisdictions.

It is the responsibility of any Overseas Shareholder not resident in Hong Kong who wishes to accept the Offer to satisfy himself as to the full observance of all the applicable laws and regulations of any relevant jurisdiction in connection therewith, including obtaining any government or other consent which may be required, complying with any other necessary formality and paying any issue, transfer or other taxes due in such jurisdiction.

In the event that an Overseas Shareholder elects for the Share Alternative and the allotment and issue of the New CRL Shares to such Overseas Shareholder is prohibited by any relevant law or may only be effected after compliance with conditions or requirements that CRL directors regard as unduly onerous or burdensome, then, subject to the consent of the Executive, such Overseas Shareholder will be deemed to have elected for the Basic Consideration instead in respect of his or her CSMC Shares.

2.9 **General**

(a) All communications, notices, Forms of Acceptance, CSMC Share certificates, transfer receipts, other documents of title or indemnities, cheques and New CRL Shares to be delivered by or sent to the CSMC Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of the Offeror, Citigroup, CSMC, the Registrar or any of their respective agents, or any other person involved in the Offer, accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) Subject to the terms of the Takeovers Code, acceptance(s) of the Offer may, at the discretion of the Offeror, be treated as valid even if not accompanied by the relevant CSMC Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof), but, in such cases, the cheques and/or New CRL Share certificates will not be despatched until the CSMC Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrar. However, such acceptances will not be counted towards fulfilling the acceptance condition unless Rule 30.2 of the Takeovers Code has been fully complied with.

(c) If no number of the CSMC Shares is specified in the applicable Form of Acceptance or the number of the CSMC Shares specified by the acceptor in the applicable Form of Acceptance is greater than the number of the CSMC Shares registered in the name of the acceptor as holder, the acceptor shall be deemed to have accepted the Offer in respect of the entire holdings of the CSMC Shares registered in the acceptor's name.

(d) Subject to paragraph (c) in this sub-section headed "General" of this appendix, if the number of the CSMC Shares specified by an acceptor in the applicable form for acceptance of the Offer is greater than the relevant CSMC Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) that are forwarded by the acceptor to the Registrar, the acceptor shall be deemed to have accepted the Offer only in respect of the number or face value represented by the relevant CSMC Share Certificate(s), transfer receipts and/or any other documents of title (and/or any satisfactory indemnity or indemnities in respect thereof) received by the Registrar in good order before 4.00 p.m. on the First Closing Date, or such later time and/or date as the Offeror may determine and announce with the consent of the Executive.

(e) If the Offer does not become unconditional in all respects within the time permitted by the Takeovers Code, the Form of Acceptance, the relevant CSMC Share certificate(s), transfer receipt(s) and any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) received by the Offeror will be returned to the CSMC Shareholders who have accepted the Offer by post or such documents will be made available by the Registrar for collection, as soon as possible but in any event within 10 days after the Offer has lapsed.

(f) The provisions set out in the accompanying Form of Acceptance form part of the terms of the Offer.

(g) The accidental omission to despatch this Composite Document and/or Form of Acceptance or any of them to any person to whom the Offer is made will not invalidate the Offer in any way.

(h) The Offer and all acceptances is governed by and will be construed in accordance with the laws of Hong Kong.

(i) Due execution of the Form of Acceptance will constitute an irrevocable authority to any Director or such person or persons as the Offeror may direct to complete and execute any document on behalf of the person accepting the Offer and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror or such person or persons as it may direct the CSMC Shares in respect of which such person has accepted the Offer.

(j) Acceptance of the Offer by any person or persons will be deemed to constitute a warranty by such person or persons to the Offeror that the CSMC Shares acquired under the Offer are sold by any such person or persons free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of the Joint Announcement.

(k) Settlement of the consideration to which any CSMC Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which CRL may otherwise be, or claim to be, entitled against such CSMC Shareholder.

(l) References to the Offer in the Composite Document and in the Form of Acceptance shall include any revision and/or extension thereof and references to the Offer becoming unconditional shall include a reference to the Offer being declared unconditional.

(m) The making of the Offer to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. Holders of CSMC Shares who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction. The Offeror, Citigroup and any other person involved in the Offer shall be entitled to be fully indemnified and held harmless by such person for any taxes as such person may be required to pay.

(n) The English text of this Composite Document and of the Form of Acceptance shall prevail over the Chinese text for the purpose of interpretation.

(o) The Registrar is situated at Shops 1712-1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(A) FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated results of the CRL Group as extracted from the annual reports of China Resources Logic Limited for each of the three years ended 31 December 2003, 2004 and 2005.

The financial information for the year ended 31 December 2004 has been restated according to the adoption of new Hong Kong Financial Reporting Standards ("new HKFRSs"), which have been set out in note 2 of the "Notes to the Consolidated Financial Statements" set out in section B headed "Financial Information of China Resources Logic Limited for the year ended 31 December 2005" of this Appendix. The financial information for the year ended 31 December 2003 has not been restated according to the new HKFRSs as the adoption of the new HKFRSs had no material impact on the financial information for the year ended 31 December 2003.

There is no extraordinary or exceptional item for each of the three years ended 31 December 2003, 2004 and 2005. There is no qualification contained in the auditors' report for each of the three years ended 31 December 2003, 2004 and 2005.

	For the year ended 31 December		
	2005	**2004**	**2003**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*
Turnover	3,064,447	2,672,843	2,043,542
Profit before taxation	436,574	415,688	239,339
Taxation	(32,475)	(30,656)	(21,159)
Profit for the year	404,099	385,032	218,180
Attributable to:			
Equity holders of the Company	316,781	309,920	187,840
Minority interests	87,318	75,112	30,340
	404,099	385,032	218,180
Dividends			
Interim	26,681	—	—
Final	53,298	66,398	39,350
Earnings per share (HK cents)			
Basic	11.90 cents	11.75 cents	7.17 cents
Diluted	11.78 cents	11.55 cents	7.13 cents
Dividend per share (HK cents)			
Interim	1.00 cent	—	—
Final	2.00 cents	2.50 cents	1.50 cents

(B) FINANCIAL INFORMATION OF CHINA RESOURCES LOGIC LIMITED FOR THE TWO YEARS ENDED 31 DECEMBER 2005:

Set out below are the audited consolidated financial statements of China Resources Logic Limited for the two years ended 31 December 2005 as extracted from the 2005 annual report of China Resources Logic Limited:

CONSOLIDATED INCOME STATEMENT
FOR THE TWO YEARS ENDED 31 DECEMBER 2005

	NOTE	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
Turnover	6		
Continuing operations		2,863,232	2,487,207
Discontinued operation	10	201,215	185,636
		3,064,447	2,672,843
Cost of sales		(2,248,895)	(1,934,905)
Gross profit		815,552	737,938
Other operating income	7	138,583	80,574
Distribution costs		(130,410)	(103,234)
Administrative expenses		(260,976)	(274,270)
Other operating expenses		(134,065)	(97,883)
Amortisation of goodwill		—	(9,496)
Release of negative goodwill		—	56,988
Profit from operations	6	428,684	390,617
Finance costs	8	(51,038)	(23,965)
Share of result of an associate		(12,541)	21,045
(Loss) gain on deemed disposal of an associate		(2,826)	27,991
Gain on disposal of discontinued operation	10	74,295	—
Profit before taxation	6		
Continuing operations		341,637	392,126
Discontinued operation		94,937	23,562
		436,574	415,688
Taxation	9		
Continuing operations		(30,371)	(27,421)
Discontinued operation		(2,104)	(3,235)
		(32,475)	(30,656)
Profit for the year	6		
Continuing operations		311,266	364,705
Discontinued operation		92,833	20,327
		404,099	385,032

	NOTE	2005 *HK$'000*	2004 *HK$'000* *(restated)*
Attributable to:			
Equity holders of the Company			
Continuing operations		223,948	289,593
Discontinued operation		92,833	20,327
		316,781	309,920
Minority interests		87,318	75,112
		404,099	385,032
Earnings per share	14		
From continuing and discontinued operations			
Basic		11.90 cents	11.75 cents
Diluted		11.78 cents	11.55 cents
From continuing operations			
Basic		8.41 cents	10.97 cents
Diluted		8.33 cents	10.79 cents

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
ASSETS			
Non-current Assets			
Property, plant and equipment	15	2,489,740	2,138,601
Investment properties	16	50,649	51,791
Goodwill	17	152,777	152,777
Negative goodwill	19	—	(151,811)
Interest in an associate	20	289,380	297,916
Available-for-sale investments/investment securities	21	998	975
Technical know-how	22	19,235	21,334
Prepaid lease payments on land use rights	23	161,125	178,412
Deferred tax assets	33	11,691	10,762
		3,175,595	2,700,757
Current Assets			
Inventories	24	739,697	744,657
Debtors, deposits and prepayments	25	1,163,649	872,289
Prepaid lease payments on land use rights	23	4,366	4,675
Amount due from an associate		10,236	7,843
Amounts due from minority shareholders		5,188	6,700
Pledged bank deposits	34	2,695	6,824
Bank balances and cash	25	470,009	555,706
		2,395,840	2,198,694
Total Assets		5,571,435	4,899,451

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	30	266,491	264,748
Share premium and reserves		2,130,178	1,682,904
Equity attributable to equity holders of the Company		2,396,669	1,947,652
Minority interests		627,119	535,511
Total Equity		3,023,788	2,483,163
Non-current Liabilities			
Borrowings	27	843,166	860,710
Deferred tax liabilities	33	—	6,714
		843,166	867,424
Current Liabilities			
Creditors and accrued charges	26	984,551	844,052
Amount due to an associate		38,558	26,486
Amounts due to minority shareholders		61,547	31,249
Taxation		2,863	4,837
Borrowings	27	523,630	510,779
Provisions	28	93,332	131,461
		1,704,481	1,548,864
Total Liabilities		2,547,647	2,416,288
Total Equity and Liabilities		5,571,435	4,899,451
Net Current Assets		691,359	649,830
Total Assets less Current Liabilities		3,866,954	3,350,587

The financial statements were approved and authorised for issue by the Board of Directors on 11 April 2006 and are signed on its behalf by:

ZHU JINKUN
DIRECTOR

WANG GUOPING
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE TWO YEARS ENDED 31 DECEMBER 2005

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Share options reserve HK$'000	Other reserves HK$'000 (Note b)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2004										
— as originally stated	262,335	903,505	57,910	(4,155)	—	27,850	407,482	1,654,927	—	1,654,927
— effects of changes in accounting policies *(Note 2)*	—	—	—	—	1,504	—	(1,504)	—	396,901	396,901
— as restated	262,335	903,505	57,910	(4,155)	1,504	27,850	405,978	1,654,927	396,901	2,051,828
Exchange differences *(Note a)*	—	—	—	239	—	—	—	239	94	333
Profit for the year	—	—	—	—	—	—	309,920	309,920	75,112	385,032
Total recognised income for the year	—	—	—	239	—	—	309,920	310,159	75,206	385,365
Shares repurchased and cancelled	(5)	(28)	—	—	—	—	—	(33)	—	(33)
Shares issued at premium upon exercise of share options	2,418	11,301	—	—	—	—	—	13,719	—	13,719
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	(1,793)	(1,793)
Capital contribution by minority interests	—	—	—	—	—	—	—	—	84,599	84,599
Recognition of equity-settled share-based payments	—	—	—	—	8,444	—	—	8,444	—	8,444
Transfer	—	—	—	—	—	18,798	(18,798)	—	—	—
Dividend paid *(Note 13)*	—	—	—	—	—	—	(39,564)	(39,564)	—	(39,564)
Dividends paid and payable to minority interests	—	—	—	—	—	—	—	—	(19,402)	(19,402)
At 31 December 2004	264,748	914,778	57,910	(3,916)	9,948	46,648	657,536	1,947,652	535,511	2,483,163
Opening balance adjustments arising from changes in accounting policies *(Note 2)*	—	—	(57,910)	—	—	—	209,721	151,811	—	151,811
At 1 January 2005, as restated	264,748	914,778	—	(3,916)	9,948	46,648	867,257	2,099,463	535,511	2,634,974
Exchange differences *(Note a)*	—	—	—	69,634	—	—	—	69,634	14,488	84,122
Profit for the year	—	—	—	—	—	—	316,781	316,781	87,318	404,099
Total recognised income for the year	—	—	—	69,634	—	—	316,781	386,415	101,806	488,221
Shares repurchased and cancelled	(450)	(3,217)	—	—	—	—	—	(3,667)	—	(3,667)
Shares issued at premium upon exercise of share options	2,193	9,386	—	—	—	—	—	11,579	—	11,579
Disposal of subsidiaries *(Note 29)*	—	—	—	(6,191)	—	(1,955)	1,955	(6,191)	(4,379)	(10,570)
Capital contribution by minority interests	—	—	—	—	—	—	—	—	56,362	56,362
Recognition of equity-settled share-based payments	—	—	—	—	2,149	—	—	2,149	—	2,149
Transfer	—	—	—	—	—	29,971	(29,971)	—	—	—
Dividends paid *(Note 13)*	—	—	—	—	—	—	(93,079)	(93,079)	—	(93,079)
Dividends paid to minority interests	—	—	—	—	—	—	—	—	(62,181)	(62,181)
At 31 December 2005	266,491	920,947	—	59,527	12,097	74,664	1,062,943	2,396,669	627,119	3,023,788

Notes:

a. Exchange differences represent adjustments arising on translation of financial statements of operations outside Hong Kong not recognised in consolidated income statement.

b. Other reserves comprise statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries in Mainland China.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE TWO YEARS ENDED 31 DECEMBER

	NOTE	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
OPERATING ACTIVITIES			
Profit before taxation	6	436,574	415,688
Adjustments for:			
Interest income		(4,862)	(5,408)
Finance costs	8	51,038	23,965
Share of result of an associate		12,541	(21,045)
Loss (gain) on deemed disposal of an associate		2,826	(27,991)
Gain on disposal of discontinued operation	10	(74,295)	—
Depreciation of property, plant and equipment		298,248	249,055
Depreciation of investment properties		2,339	2,317
Impairment loss recognised on property, plant and equipment		2,357	10,126
Amortisation of technical know-how		3,101	2,985
Amortisation of prepaid lease payments on land use rights		4,682	4,597
Amortisation of goodwill		—	9,496
Release of negative goodwill		—	(56,988)
Share-based payments expense		2,149	8,444
(Gain) loss on disposal of property, plant and equipment		(7,514)	17,738
Write back of accrued interest expenses		(23,797)	(13,307)
Write back of provisions		(19,662)	—
Operating cash flows before movements in working capital		685,725	619,672
Increase in inventories		(13,881)	(98,025)
Increase in debtors, deposits and prepayments		(338,365)	(143,991)
Increase in amount due from an associate		(2,393)	(2,380)
Decrease (increase) in amounts due from minority shareholders		1,512	(4,478)
Increase in creditors and accrued charges		203,326	59,488
Increase in amount due to an associate		12,072	17,502
Increase in amounts due to minority shareholders		30,298	7,711
Utilisation of provisions		(19,477)	(8,940)
Cash generated from operations		558,817	446,559
Profits tax paid		(37,031)	(33,690)
NET CASH FROM OPERATING ACTIVITIES		521,786	412,869

	NOTE	2005 *HK$'000*	2004 *HK$'000* *(restated)*
INVESTING ACTIVITIES			
Purchases of property, plant and equipment		(629,471)	(789,960)
Additional investment in an associate		(3,950)	(18,867)
Purchases of technical know-how		(509)	—
Disposal of subsidiaries	29	87,758	—
Proceeds on disposal of property, plant and equipment		34,015	6,372
Interest received		4,862	5,408
Decrease in pledged bank deposits		4,129	30,478
Dividend received from an associate		3,114	18,786
Prepaid lease payments on land use rights		—	(7,928)
Acquisition of additional interest in a subsidiary		—	(1,793)
NET CASH USED IN INVESTING ACTIVITIES		(500,052)	(757,504)
FINANCING ACTIVITIES			
Repayments of borrowings		(480,202)	(504,463)
Dividends paid		(93,079)	(39,564)
Dividends paid to minority shareholders of subsidiaries		(71,874)	(9,709)
Interest paid on borrowings		(51,038)	(23,965)
Payment on repurchase of shares		(3,667)	(33)
New bank loans raised		491,938	931,445
Capital contribution from minority shareholders of subsidiaries		56,362	84,599
Exercise of share options		11,579	13,719
NET CASH (USED IN) FROM FINANCING ACTIVITIES		(139,981)	452,029
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(118,247)	107,394
CASH AND CASH EQUIVALENTS AT 1 JANUARY		555,706	449,656
Effect of foreign exchange rate changes		32,550	(1,344)
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		470,009	555,706
ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		470,009	555,706

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO YEARS ENDED 31 DECEMBER 2005

1. GENERAL

The Company is a listed public company incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its parent company is China Resources (Holdings) Company Limited ("CRH"), a company incorporated in Hong Kong and its ultimate holding company is China Resources National Corp. ("CRNC"), a company established in the People's Republic of China, excluding Hong Kong (the "Mainland China").

The Company is an investment holding company. The activities of its principal subsidiaries are set out in Note 39.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 *Business Combinations* which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and goodwill arising on acquisitions on or after 1 January 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in goodwill reserve of HK$7,271,000 has been transferred to the Group's retained profits as at 1 January 2005. With respect to goodwill previously capitalised on the consolidated balance sheet, the Group has eliminated the carrying amount of the related accumulated amortisation of HK$36,562,000 with a corresponding decrease in the cost of goodwill as at 1 January 2005 (see Note 17). The Group has discontinued amortising such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition.

As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated (see Note 2A for the financial impact).

In the current year, the Group has also applied HKAS 21 *The Effects of Changes in Foreign Exchange Rates* which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1 January 2005 is treated as a non-monetary foreign currency item. Therefore, no prior period adjustment has been made.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the year in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$65,181,000 was previously recorded in goodwill reserve and of HK$151,811,000 was previously presented as a deduction from assets), with a corresponding increase of HK$216,992,000 to the Group's retained profits. As a result of this change in accounting policy, no negative goodwill is released to income in the current year. Comparative figures for 2004 have not been restated.

Non-Current Assets Held for Sale and Discontinued Operations

The Group has applied HKFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations*, which has resulted in a change in accounting policy on the recognition of a discontinued operation. Prior to the application of HKFRS 5, the Group would have previously recognised a discontinued operation at the earlier of when the Group enters into a binding sale agreement and the board of directors have approved and announced a formal disposal plan. HKFRS 5 now requires an operation to be classified as discontinued when the criteria to be classified as held for sale have been met or the Group has disposed the operation. Held for sale is when the carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use. The result of this change in accounting policy is that a discontinued operation is recognised at a later point than the previous accounting policy due to the recognition criteria being stricter under HKFRS 5.

Share-based Payment

In the current year, the Group has applied HKFRS 2 *Share-based Payment* which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. In accordance with the relevant transitional provision, the Group has applied HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. Comparative figures have been restated. The change in policy has resulted in a decrease of HK$2,149,000 in net profits in the current year (2004: HK$8,444,000) and a decrease of HK$9,948,000 in the Group's retained profits at 1 January 2005 (1 January 2004: HK$1,504,000).

Financial Instruments

In the current year, the Group has applied HKAS 32 *Financial Instruments: Disclosure and Presentation* and HKAS 39 *Financial Instruments: Recognition and Measurement*. HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its investments in equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "investment securities" and are carried at cost less impairment losses (if any). From 1 January 2005 onwards, the Group has classified and measured its financial assets and financial liabilities (including financial assets and liabilities previously outside the scope of the SSAP 24) in accordance with the requirements of HKAS 39. Financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities under HKAS 39 are classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss ("other financial liabilities")". As a result of the adoption of HKAS 39, the Group has redesignated "investment securities" recorded on the consolidated balance sheet at 1 January 2005 amounting to HK$975,000 as "available-for-sale investments".

Derivatives

From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivatives host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

Offsetting of financial assets and financial liabilities

In accordance with HKAS 32, in accounting for a transfer of a financial asset that does not qualify for derecognition under HKAS 39, the Group cannot offset the transferred asset and the associated liability. As a result of the adoption of HKAS 32 and HKAS 39, the Group's notes receivable of HK$288,845,000 and the associated creditors of the same amount which were previously offset have been restated on 31 December 2004.

Owner-Occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 *Leases*. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 2A for the financial impact). Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

2A. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

	2005 *HK$'000*	2004 *HK$'000*
Increase in administrative expenses		
— recognition of share-based payments expense	(2,149)	(8,444)
Decrease in amortisation of goodwill	9,496	—
Decrease in release of negative goodwill to income	(52,050)	—
Increase (decrease) in share of result of an associate	666	(3,196)
(Increase) decrease in taxation	(666)	3,196
Total decrease in profit for the year	(44,703)	(8,444)

The cumulative effects of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31 December 2004 *HK$'000* *(originally stated)*	Adjustments *HK$'000*	As at 31 December 2004 *HK$'000* *(restated)*	Adjustments *HK$'000*	As at 1 January 2005 *HK$'000* *(restated)*
Balance sheet items					
Impact of HKAS 1 & HKAS 17					
Fixed assets	2,373,479	(2,373,479)	—	—	—
Property, plant and equipment	—	2,138,601	2,138,601	—	2,138,601
Investment properties	—	51,791	51,791	—	51,791
Prepaid lease payments on land use rights included in:					
— non-current assets	—	178,412	178,412	—	178,412
— current assets	—	4,675	4,675	—	4,675
Impact of HKAS 39					
Investment securities	975	—	975	(975)	—
Available-for-sale investments	—	—	—	975	975
Impact of HKFRS 3					
Negative goodwill	(151,811)	—	(151,811)	151,811	—
Impact of HKAS 32 & HKAS 39					
Debtors, deposits and prepayments	583,444	288,845	872,289	—	872,289
Creditors and accrued charges	(555,207)	(288,845)	(844,052)	—	(844,052)
Total effects on assets and liabilities	2,250,880	—	2,250,880	151,811	2,402,691

	As at 31 December 2004 HK$'000 (originally stated)	Adjustments HK$'000	As at 31 December 2004 HK$'000 (restated)	Adjustments HK$'000	As at 1 January 2005 HK$'000 (restated)
Impact of HKFRS 2 & HKFRS 3					
Retained profits	667,484	(9,948)	657,536	209,721	867,257
Impact of HKFRS 2					
Share options reserve	—	9,948	9,948	—	9,948
Impact of HKFRS 3					
Goodwill reserve	57,910	—	57,910	(57,910)	—
Impact of HKAS 1					
Minority interests	—	535,511	535,511	—	535,511
Total effects on equity	725,394	535,511	1,260,905	151,811	1,412,716
Impact of HKAS 1					
Minority interests	535,511	(535,511)	—	—	—

The financial effects of the application of the new HKFRSs to the Group's equity on 1 January 2004 are summarised below:

	As originally stated HK$'000	Adjustments HK$'000	As restated HK$'000
Retained earnings	407,482	(1,504)	405,978
Share options reserve — recognition of equity-settled share-based payments expense	—	1,504	1,504
Minority interests	—	396,901	396,901
Total effects on equity	407,482	396,901	804,383

Up to the date of authorisation of the financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2005. The Group has not early applied these amendments, new standards and interpretations in the financial statements for the year ended 31 December 2005. The directors of the Company anticipate that the application of these Standards or Interpretations will have no material impact on the financial statements of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition. For previously capitalised goodwill arising on acquisitions after 1 January 2001, the Group has discontinued amortising such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually.

As explained in Note 2 above, all goodwill arising on acquisitions prior to 1 January 2001 previously recognised in goodwill reserve has been transferred to the Group's retained profits as at 1 January 2005.

Goodwill arising on acquisitions on or after 1 January 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is recognised directly in the consolidated income statement and is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary for which the agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in consolidated income statement.

As explained in Note 2 above, all negative goodwill as at 1 January 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if the carrying amount will be recovered principally through a sale transaction and not through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured as lower of the assets' (or disposal groups') previously carrying amount and fair value less costs to sell.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

Certain of the Group's leasehold properties were revalued at 31 March 1994. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 *Property, Plant and Equipment* from the requirement to make regular revaluations of the Group's leasehold properties and, accordingly, no further revaluation of these leasehold properties will be carried out. The surplus arising on revaluation of these leasehold properties was credited to other properties revaluation reserve. Any future impairment losses recognised in respect of these leasehold properties will be charged to the consolidated income statement to the extent that it exceeds the surplus, if any, held in other properties revaluation reserve relating to previous revaluations of the particular property. On subsequent disposal of such leasehold properties, the corresponding revaluation surplus remaining in the other properties revaluation reserve is transferred to retained profits.

Depreciation is provided to write off the cost or valuation of items of assets, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual values, where appropriate, using the straight line method, as follows:

Leasehold properties	25 to 40 years or over the relevant lease terms, if shorter
Furniture and fixtures	5-13 years
Machinery and equipment	5-13 years
Motor vehicles	3⅓-5 years

No depreciation is provided on construction in progress until such time when construction work is completed and the costs of construction are transferred to the appropriate category of assets.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties, which are properties held to earn rentals, is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided to write off the cost of investment properties using the straight-line method over the remaining terms of the leases.

Technical know-how

Costs incurred in the acquisition of technical know-how assets are capitalised and amortised on a straight line basis over their estimated useful lives.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalised.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that these assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised immediately in the consolidated income statement, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the impairment loss is treated as a revaluation decrease under that HKFRS.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in the consolidated income statement, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that other HKFRS.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Prepaid lease payments on land use rights

Prepaid lease payments on land use rights are stated at cost less subsequent accumulated amortisation and any accumulated impairment losses. The costs of prepaid lease payments on land use rights are amortised on a straight-line basis over the shorter of the relevant land use right or the operation period of the relevant company.

Financial Instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

Financial assets are classified into one of the following categories, including financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. The Group's financial assets comprise of loans and receivables and available-for-sale financial assets. The accounting policies adopted in respect of the Group's financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse to profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities

Financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The Group's financial liabilities comprise of other financial liabilities. The accounting policies adopted in respect of other financial liabilities are set out below.

Other financial liabilities

Other financial liabilities including borrowings, creditors and accrued charges and amounts due to an associate/minority shareholders are subsequently measured at amortised cost, using the effective interest rate method.

Derivatives

Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's consolidated balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration received or receivable is recognised in profit or loss.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as deferred income and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are reported separately as other operating income.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group is the lessor, rental income from operating leases is recognised in profit or loss on a straight-line basis over the relevant lease term.

Where the Group is the lessee, rental expense under operating leases is charged to profit or loss on a straight-line basis over the relevant lease term. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

The functional currency (i.e. the currency of the primary economic environment in which the entity operates) of subsidiaries and associates in the Mainland China is Renminbi. The consolidated financial statements are presented in the currency of Hong Kong dollars, which is the functional and presentation currency of the Company.

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

As mentioned in Note 2, goodwill arising on acquisitions of foreign operations prior to 1 January 2005 is treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Retirement benefits costs

The retirement benefit costs charged in the consolidated income statement represent the contributions payable in respect of the current year to the Group's retirement benefits schemes.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes consolidated income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Equity share-based payment transactions

For share options granted to eligible participants of the Group, fair value of services received are determined by reference to the fair value of share options granted at the date of grant and is expensed on a straight-line basis over the vesting period/expensed in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in Note 3, the Group has made the following judgments that have significant effect on the amounts recognised in the financial statements.

The Group makes estimates and assumptions concerning the future in preparing accounting estimates. The resulting accounting estimates may not equal to the actual results. The key estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed as below.

Impairment of goodwill

In accordance with HKAS 36 *Impairment of Assets*, the Group completed its annual impairment test for goodwill by comparing the recoverable amount to the carrying amount as at 31 December 2005. The valuation uses cash flow projections based on financial estimates using an appropriate discount rate. Details of the impairment test for goodwill are disclosed in Note 18.

Impairment of property, plant and equipment

The Group assesses annually whether property, plant and equipment have any indication of impairment, in accordance with the relevant accounting policies. The recoverable amounts of property, plant and equipment have been determined based on value in use calculations. These calculations and valuations require the use of judgment and estimates on future operating cash flows and discount rates adopted.

Allowance of doubtful debts

The Group makes allowance for doubtful debts based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates. Where the expectation on the recoverability of trade and other receivables is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the periods in which such estimate has been changed.

Allowance of inventories

The Group makes allowance for inventories based on an assessment of the net realisable value of inventories. Allowances are applied to inventories where events or changes in circumstances indicate that the net realisable value is lower than the cost of inventories. The identification of obsolete inventories requires the use of judgment and estimates on the conditions and usefulness of the inventories.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include borrowings, trade debtors, bank balances and cash and trade creditors. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The Group manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Foreign currency risk

The Group operates mainly in the Mainland China. Most of the Group's assets and liabilities are denominated in Hong Kong dollars and Renminbi with some creditors denominated in Japanese Yen and US dollars. The Group does not expect any significant exposure to foreign exchange fluctuations.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the Group has policies in place for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the Group considers that the credit risk is significantly reduced.

Cash flow and fair value interest rate risk

Cash flow interest rate risk is the risk that the cash flows of the financial instruments will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market interest rates.

The Group's interest rate risk relates primarily to the Group's borrowing obligations. The Group's treasury policy is in place to monitor to manage its exposure to fluctuation in interest rates.

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions — semiconductor and compressor. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Semiconductor — design, fabrication and packaging of consumer integrated circuits and special semiconductor devices

Compressor — manufacture of compressor for air-conditioners

The Group was also involved in the manufacture and distribution of office furniture. The operation was discontinued on 30 December 2005 (see Note 10).

For the year ended 31 December 2005

	Continuing operations			Discontinued operation	
	Semiconductor	Compressor	Total	Office furniture	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
External sales	1,430,147	1,433,085	2,863,232	201,215	3,064,447
Result					
Segment results	153,277	276,890	430,167	19,709	449,876
Unallocated corporate (expenses) income			(22,125)	933	(21,192)
Profit from operations			408,042	20,642	428,684
Finance costs			(51,038)	—	(51,038)
Share of result of an associate	(12,541)	—	(12,541)	—	(12,541)
Loss on deemed disposal of an associate	(2,826)	—	(2,826)	—	(2,826)
Gain on disposal of discontinued operation			—	74,295	74,295
Profit before taxation			341,637	94,937	436,574
Taxation			(30,371)	(2,104)	(32,475)
Profit for the year			311,266	92,833	404,099

There were no inter-segment sales during the year ended 31 December 2005.

At 31 December 2005

Balance sheet

	Continuing operations		
	Semiconductor	**Compressor**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*
ASSETS			
Segment assets	2,647,124	2,430,446	5,077,570
Interest in an associate	289,380	—	289,380
Unallocated corporate assets			204,485
Consolidated total assets			5,571,435
LIABILITIES			
Segment liabilities	741,320	423,670	1,164,990
Unallocated corporate liabilities			1,382,657
Consolidated total liabilities			2,547,647

For the year ended 31 December 2005

Other information

	Continuing operations				Discontinued operation	
					Office	
	Semiconductor	**Compressor**	**Others**	**Total**	**furniture**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	333,848	293,252	220	627,320	2,660	629,980
Depreciation and amortisation	200,125	102,905	918	303,948	4,422	308,370

For the year ended 31 December 2004 (restated)

	Continuing operations			Discontinued operation	
	Semiconductor	**Compressor**	**Total**	**Office furniture**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
External sales	1,295,331	1,191,876	2,487,207	185,636	2,672,843
Result					
Segment results	166,818	229,988	396,806	22,606	419,412
Unallocated corporate (expenses) income			(29,751)	956	(28,795)
Profit from operations			367,055	23,562	390,617
Finance costs			(23,965)	—	(23,965)
Share of result of an associate	21,045	—	21,045	—	21,045
Gain on deemed disposal of an associate	27,991	—	27,991	—	27,991
Profit before taxation			392,126	23,562	415,688
Taxation			(27,421)	(3,235)	(30,656)
Profit for the year			364,705	20,327	385,032

There were no inter-segment sales during the year ended 31 December 2004.

At 31 December 2004 (restated)

Balance sheet

	Continuing operations			Discontinued operation	
	Semiconductor	Compressor	Total	Office furniture	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Segment assets	2,302,740	2,122,258	4,424,998	143,621	4,568,619
Interest in an associate	297,916	—	297,916	—	297,916
Unallocated corporate assets					32,916
Consolidated total assets					4,899,451
LIABILITIES					
Segment liabilities	643,787	343,358	987,145	40,276	1,027,421
Unallocated corporate liabilities					1,388,867
Consolidated total liabilities					2,416,288

For the year ended 31 December 2004 (restated)

Other information

	Continuing operations				Discontinued operation	
	Semiconductor	Compressor	Others	Total	Office furniture	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	534,122	253,290	73	787,485	2,475	789,960
Depreciation and amortisation	161,059	91,332	1,145	253,536	5,418	258,954
Amortisation of goodwill	1,493	8,003	—	9,496	—	9,496
Release of negative goodwill	56,988	—	—	56,988	—	56,988

Geographical segments

The Group's operations are located in the Mainland China and Hong Kong.

The Group's sales of semiconductors are carried out in the Mainland China and Hong Kong. Sales of compressor are carried out in the Mainland China.

The following table provides an analysis of the Group's sales from continuing operations by geographical market:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Mainland China	2,483,576	2,105,522
Hong Kong	181,682	190,221
Others	197,974	191,464
	2,863,232	2,487,207

Turnover from the Group's discontinued office furniture operation was derived principally from the Mainland China (2005: HK$201,215,000, 2004: HK$185,636,000).

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and technical know-how analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and technical know-how	
	At 31 December		For the year ended 31 December	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
		(restated)		*(restated)*
Mainland China	5,011,847	4,664,079	602,093	781,265
Hong Kong	559,588	235,372	27,887	8,695
	5,571,435	4,899,451	629,980	789,960

7. OTHER OPERATING INCOME

	2005 HK$'000	2004 HK$'000
Included in other operating income are:		
Interest on bank deposits	4,862	5,408
Government grants from the Mainland China government	2,956	12,147
Write back of accrued interest expenses	23,797	13,307
Write back of provisions *(Note 28)*	19,662	—
Write back of creditors and accrued charges	7,764	1,006
Reversal of allowance for doubtful debts	16,028	—
Rental income from investment properties	10,936	9,289
Rental income from machinery and equipment	1,367	454
Value-added tax refund	2,872	1,938
Tax refund for re-investing profit distribution from subsidiaries in accordance with relevant jurisdiction	—	1,928

8. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Interest on bank borrowings and other loans wholly repayable within five years	51,038	23,965

9. TAXATION

	2005 HK$'000	2004 HK$'000 (restated)
The tax charge (credit) comprises:		
Current tax		
Hong Kong	(622)	170
Mainland China	36,282	31,420
	35,660	31,590
Deferred tax *(Note 33)*	(3,185)	(934)
	32,475	30,656

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

Profits tax outside Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

In accordance with the relevant tax laws and regulations of the Mainland China, certain Mainland China subsidiaries are exempted from Mainland China Enterprise Income Tax for two years starting from the first profit making year after utilisation of the brought forward tax losses and eligible for a 50% relief of the Mainland China Enterprise Income Tax for the following three years.

The tax charge for the year can be reconciled to the profit before taxation as follows:

	2005	**2004**
	HK$'000	*HK$'000*
		(restated)
Profit before taxation	436,574	415,688
Tax at the Hong Kong Profits Tax rate of 17.5% (2004: 17.5%)	76,400	72,745
Tax effect of share of result of an associate	2,195	(3,683)
Tax effect of expenses not deductible for tax purpose	3,715	7,644
Tax effect of income not taxable for tax purpose	(25,041)	(22,015)
Overprovision in respect of prior year	(2,628)	—
Tax effect of tax losses not recognised	12,827	9,009
Utilisation of tax losses previously not recognised	—	(1,376)
Tax effect of other deductible temporary differences not recognised	—	1,539
Utilisation of other deductible temporary differences previously not recognised	—	(490)
Effect of tax exemptions granted to subsidiaries in the Mainland China	(10,575)	(12,644)
Income tax on concessionary rate	(25,087)	(24,579)
Effect of different tax rates of subsidiaries operating in the Mainland China	894	4,383
Others	(225)	123
Tax charge for the year	32,475	30,656

10. DISCONTINUED OPERATION

On 8 November 2005, the Group entered into a sale agreement with Emax Capital Limited ("Emax"), a wholly-owned subsidiary of CRH, to dispose of its entire interest in Palazzo Inc., a wholly-owned subsidiary of the Company, to Emax for a consideration of HK$183,000,000. Palazzo Inc. is the holding company of all members of the Group which engaged in the office furniture business including the manufacture and supply of office furniture in the Mainland China. By disposing of office furniture operation, the Group can focus its resources on its other core businesses. The disposal was completed on 30 December 2005.

The profit for the year from the discontinued operation which has been included in the consolidated income statement is analysed as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit of office furniture operation	18,538	20,327
Gain on disposal of office furniture operation *(Note 29)*	74,295	—
	92,833	20,327

The results of office furniture operation for the period from 1 January 2005 to 30 December 2005, which have been included in the consolidated income statement, were as follows:

	Period ended 30 December 2005	Year ended 31 December 2004
	HK$'000	*HK$'000*
Turnover	201,215	185,636
Cost of sales	(130,001)	(116,798)
Other operating income	2,371	2,985
Distribution costs	(22,345)	(21,212)
Administrative expenses	(29,953)	(26,737)
Other operating expenses	(645)	(312)
Profit before taxation	20,642	23,562
Taxation	(2,104)	(3,235)
Profit of office furniture operation	18,538	20,327

Note:

No tax charge or credit arose on gain on discontinuance of the office furniture operation.

The net assets of the discontinued operation at 30 December 2005 (date of disposal) and at 31 December 2004 were as follows:

	30 December 2005 *HK$'000*	31 December 2004 *HK$'000*
Property, plant and equipment	8,965	12,669
Prepaid lease payments on land use rights	7,912	7,799
Inventories	18,841	18,077
Debtors, deposits and prepayments	47,005	41,651
Bank balances and cash	90,863	71,312
Creditors and accrued charges	(53,134)	(44,133)
Taxation	(1,098)	(1,529)
Deferred tax liabilities	(4,458)	(4,458)
	114,896	101,388

The net cash flows of the discontinued operation for the period from 1 January 2005 to 30 December 2005, were as follows:

	Year ended 30 December 2005 *HK$'000*	Year ended 31 December 2004 *HK$'000*
Net cash from operating activities	30,878	15,101
Net cash used in investing activities	(1,545)	(9,414)
Net cash used in financing activities	(11,943)	(12,267)
Effect of foreign exchange rate changes	2,161	169
	19,551	(6,411)

11. PROFIT FOR THE YEAR

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit for the year has been arrived at after charging:		
Staff costs		
Directors' emoluments *(Note 12)*	9,031	6,883
Other staff		
— Salaries and other benefits	293,287	281,508
— Retirement benefit scheme contribution net of forfeited contribution of HK$29,991 (2004: nil)	35,992	24,646
Share-based payments expense	2,149	8,444
Total staff costs	340,459	321,481
Auditors' remuneration	2,400	2,300
Depreciation of property, plant and equipment	298,248	249,055
Depreciation of investment properties	2,339	2,317
Amortisation of technical know-how	3,101	2,985
Amortisation of prepaid lease payments on land use rights	4,682	4,597
Write down of inventories	31,324	13,946
Loss on disposal of property, plant and equipment	—	17,738
Impairment loss recognised on property, plant and equipment	2,357	10,126
Operating lease rentals paid in respect of rented premises	7,958	7,716
Exchange loss, net	1,819	459
Share of tax of an associate	—	3,196
and after crediting:		
Rental income from investment properties	10,936	9,289
Less: Direct expenses from investment properties that generated rental income	(1,864)	(1,564)
	9,072	7,725
Gain on disposal of property, plant and equipment	7,514	—

12. **DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID EMPLOYEES**

Directors

The emoluments paid or payable to each of the eleven (2004: twelve) directors were as follows:

		2005					2004
Name of Director	*NOTE*	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total	Total
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SONG LIN		—	—	—	—	—	—
ZHU JINKUN		—	951	672	92	1,715	1,464
WANG GUOPING		—	562	503	12	1,077	888
ONG THIAM KIN		—	1,517	400	168	2,085	1,880
DAI ZHENHUA	a	75	37	1,767	5	1,884	704
YU YU		—	744	500	76	1,320	1,153
YU MIN		—	470	180	—	650	554
CHEN LANG	b	—	—	—	—	—	—
NING GAONING	b, c	—	—	—	—	—	—
WONG TAK SING	d, e	100	—	—	—	100	80
LUK CHI CHEONG	d, e	100	—	—	—	100	80
KO PING KEUNG	d, e	100	—	—	—	100	80
		375	4,281	4,022	353	9,031	6,883

Notes:

(a) Mr. DAI ZHENHUA passed away on 22 March 2005.

(b) Non-executive director.

(c) Mr. NING GAONING resigned as non-executive director on 30 December 2004.

(d) Independent non-executive directors.

(e) Members of the Audit Committee.

(f) For the year ended 31 December 2005, share-based payments expense recognised based on the fair value of the share options granted to directors as estimated at the date of grant was HK$389,000 (2004: HK$1,538,000).

Employees

The five highest paid individuals of the Group included four (2004: three) Executive Directors, details of whose emoluments are set out above. The emoluments of the remaining highest paid employees of the Group were as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries and other benefits	1,472	1,893
Performance related incentive payments	—	210
Retirement benefit scheme contributions	12	74
	1,484	2,177

The emoluments of the above employees were within the following band:

	2005	2004
	Number of employees	*Number of employees*
HK$1,000,001 to HK$1,500,000	1	2

13. DIVIDENDS

On 8 June 2004, a dividend of 1.5 HK cents per share, totalling HK$39,564,000, was paid to the shareholders as first and final dividend for the year ended 31 December 2003.

On 8 June 2005, a dividend of 2.5 HK cents per share, totalling HK$66,398,000, was paid to the shareholders as first and final dividend for the year ended 31 December 2004.

On 3 October 2005, a dividend of 1.0 HK cent per share, totalling HK$26,681,000, was paid to the shareholders as interim dividend for the six months ended 30 June 2005.

A final dividend of 2.0 HK cents (2004: 2.5 HK cents) per share, totalling HK$53,298,000 has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

14. EARNINGS PER SHARE

For both continuing and discontinued operations and continuing operations

The calculation of the basic and diluted earnings per share is based on the following data:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Earnings		
Earnings for the purposes of basic and diluted earnings per share		
Profit for the year attributable to equity holders of the Company	316,781	309,920
Less: Profit for the year from discontinued operation	92,833	20,327
Profit for the year from continuing operations	223,948	289,593
Number of shares		
Weighted average number of shares for the purposes of basic earnings per share	2,660,940,959	2,638,715,082
Effect of dilutive potential shares: Share options	28,766,615	45,534,111
Weighted average number of shares for the purposes of diluted earnings per share	2,689,707,574	2,684,249,193

For discontinued operation

Basic earnings per share for the discontinued operation is 3.49 HK cents per share (2004: 0.78 HK cent per share) and diluted earnings per share for the discontinued operation is 3.45 HK cents per share (2004: 0.76 HK cent per share), based on profits from the discontinued operation and the denominators detailed above.

The impact to comparative basic and diluted earnings per share, arising from the changes in accounting policies as follows:

	Basic		Diluted	
	2005	2004	2005	2004
	HK cents	*HK cents*	*HK cents*	*HK cents*
Figures before adjustments	13.58	12.07	13.44	11.86
Adjustments arising from changes in accounting policies *(Note 2A)*	1.68	0.32	1.66	0.31
As reported/restated	11.90	11.75	11.78	11.55

15. **PROPERTY, PLANT AND EQUIPMENT**

	Leasehold properties HK$'000	Furniture and fixtures HK$'000	Machinery and equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
COST OR VALUATION						
At 1 January 2004						
— as originally stated	481,275	69,054	1,550,231	25,347	96,539	2,222,446
— effect of changes in accounting policies *(Note 2)*	(187,754)	—	—	—	—	(187,754)
— as restated	293,521	69,054	1,550,231	25,347	96,539	2,034,692
Exchange adjustments	414	84	2,344	38	129	3,009
Additions	—	1,874	12,298	4,083	771,705	789,960
Disposals	(1,436)	(1,308)	(64,515)	(900)	(58)	(68,217)
Transfer to investment properties *(Note 16)*	(7,942)	—	—	—	—	(7,942)
Transfer	7,305	787	176,322	9,096	(193,510)	—
At 31 December 2004, as restated *(Note)*	291,862	70,491	1,676,680	37,664	674,805	2,751,502
Exchange adjustments	6,215	1,444	47,622	932	16,006	72,219
Additions	216	6,789	13,629	4,816	604,021	629,471
Disposals	(10,040)	(6,519)	(32,271)	(2,183)	—	(51,013)
Disposal of subsidiaries	(15,357)	(9,915)	(27,949)	(5,181)	(341)	(58,743)
Transfer	125,087	59,907	673,144	7,603	(865,741)	—
At 31 December 2005 — at cost	397,983	122,197	2,350,855	43,651	428,750	3,343,436
DEPRECIATION AND IMPAIRMENT						
At 1 January 2004						
— as originally stated	36,285	24,003	338,471	9,823	—	408,582
— effect of changes in accounting policies *(Note 2)*	(7,018)	—	—	—	—	(7,018)
— as restated	29,267	24,003	338,471	9,823	—	401,564
Exchange adjustments	47	33	676	18	—	774
Provided for the year	15,844	7,642	217,689	7,880	—	249,055
Impairment loss recognised in consolidated income statement	—	—	10,126	—	—	10,126
Eliminated on disposals	(189)	(567)	(43,662)	(853)	—	(45,271)
Transfer to investment properties *(Note 16)*	(3,347)	—	—	—	—	(3,347)
Transfer	—	—	193	(193)	—	—
At 31 December 2004, as restated	41,622	31,111	523,493	16,675	—	612,901
Exchange adjustments	1,093	677	21,127	450	—	23,347
Provided for the year	18,570	10,558	258,623	10,497	—	298,248
Impairment loss recognised in consolidated income statement	—	—	2,357	—	—	2,357
Eliminated on disposals	(1,863)	(5,896)	(23,790)	(1,830)	—	(33,379)
Eliminated on disposal of subsidiaries	(11,569)	(7,733)	(27,466)	(3,010)	—	(49,778)
Transfer	(115)	7,682	(7,181)	(386)	—	—
At 31 December 2005	47,738	36,399	747,163	22,396	—	853,696
NET BOOK VALUES						
At 31 December 2005	350,245	85,798	1,603,692	21,255	428,750	2,489,740
At 31 December 2004, as restated	250,240	39,380	1,153,187	20,989	674,805	2,138,601

The Group's leasehold properties comprise:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Situated outside Hong Kong		
— long lease	1,220	6,550
— medium-term lease	285,998	169,989
— short lease	53,339	55,369
Situated in Hong Kong		
— medium-term lease	9,688	18,332
	350,245	250,240

Note:

At 31 December 2004, leasehold properties included a property carried at valuation at HK$600,000. Had this property been restated at cost less accumulated depreciation, the carrying value of this property as at 31 December 2004 would have been stated at HK$566,000. This property was included in the net assets of the discontinued operation disposed of during the year.

16. INVESTMENT PROPERTIES

	2005	2004
	HK$'000	*HK$'000*
COST		
At 1 January	57,455	49,445
Exchange adjustments	1,327	68
Transfer from property, plant and equipment *(Note 15)*	—	7,942
At 31 December	58,782	57,455
DEPRECIATION		
At 1 January	5,664	—
Exchange adjustments	130	—
Provided for the year	2,339	2,317
Transfer from property, plant and equipment *(Note 15)*	—	3,347
At 31 December	8,133	5,664
CARRYING VALUES		
At 31 December	50,649	51,791

The Group's investment properties are all situated in the Mainland China and held under medium-term lease.

The investment properties include wafer fabrication premises with supporting facilities such as gas and distilled water pipelines, electricity and environmental protection installations. It is located at No. 14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, the Mainland China. The properties form the backbone of the operations of a subsidiary of CSMC Technologies Corporation ("CSMC-Tech"), an associate of the Group. The Group also provides utilities and other related services to CSMC-Tech.

Due to the unique nature of the operation of semiconductor industry, the said premises cannot be readily leased to any party other than CSMC-Tech. As there is no comparable market rental transaction to provide a fair value assessment of the properties, accordingly, the fair value of the properties cannot be determined.

17. GOODWILL

	HK$'000
COST	
At 1 January 2004 and at 31 December 2004	189,339
Eliminated upon application of HKFRS 3 *(Note 2)*	(36,562)
At 1 January 2005 and at 31 December 2005	152,777
AMORTISATION	
At 1 January 2004	27,066
Charge for the year	9,496
At 31 December 2004	36,562
Eliminated upon application of HKFRS 3 *(Note 2)*	(36,562)
At 1 January 2005 and at 31 December 2005	—
CARRYING VALUES	
At 31 December 2004 and at 31 December 2005	152,777

Particulars regarding impairment testing on goodwill are disclosed in Note 18.

Until 31 December 2004, goodwill had been amortised over its estimated life ranging from 9 to 20 years.

18. IMPAIRMENT TESTING ON GOODWILL

As explained in Note 6, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, the goodwill set out in Note 17 has been allocated, at acquisition, to the relevant individual cash generating units (CGUs) that are expected to benefit from that business combination. The carrying amounts of goodwill as at 31 December 2005 allocated according to the business segments are as follows:

	HK$'000
Semiconductor	24,060
Compressor	128,717
	152,777

Based on the impairment testing of goodwill at 31 December 2005, the Group considered that there are no impairments of any of its CGUs containing goodwill.

The recoverable amounts of the relevant CGUs have been determined on the basis of value in use calculations. The value in use calculations use cash flow projections which are based on approved financial budgets covering a 5-year period, and discount rate of 8.8%. Cash flows beyond the 5-year period have been extrapolated using growth rate of 0%. This growth rate does not exceed the average long-term growth rate for relevant markets. The key assumptions are summarised below:

a. Expected growth rate is based on the relevant industry condition.

b. Budgeted gross margin is based on the past performance and the Group's expectation for the market development.

19. NEGATIVE GOODWILL

	HK$'000
GROSS AMOUNT	
At 1 January 2004 and at 31 December 2004	347,835
RELEASED TO INCOME	
At 1 January 2004	114,962
Released on deemed disposal during the year	24,074
Released in the year	56,988
At 31 December 2004	196,024
CARRYING VALUES	
At 31 December 2004	151,811
Derecognised upon application of HKFRS 3 *(Note 2)*	(151,811)
At 1 January 2005	–

Note:

During the year ended 31 December 2004, the Group participated in the private placement and further invested HK$18,867,000 in CSMC-Tech pursuant to the pre-listing arrangement of CSMC-Tech in Hong Kong. Following the private placement and the subsequent listing of CSMC-Tech on the Stock Exchange, the Group's equity interest in CSMC-Tech was diluted from 34.21% to 23.81% at 31 December 2004. The resulting gain on deemed disposal of HK$27,991,000, after taking into account the effect of releasing the attributable negative goodwill of HK$24,074,000, has been included in the consolidated income statement.

As explained in Note 2, all negative goodwill arising on acquisitions prior to 1 January 2005 was derecognised as a result of the application of HKFRS 3.

20. INTEREST IN AN ASSOCIATE

	2005	2004
	HK$'000	*HK$'000*
Group's share of net assets of an associate	289,380	297,916
Fair value of listed shares	253,111	292,706

Included in share of result of an associate are share of tax write back for the year HK$666,000 (2004: tax of HK$3,916,000).

Particulars of the associate as at 31 December 2005 are as follows:

Name of associate	Form of business structure	Place of registration	Class of share held	Proportion of nominal value of issued capital held by the Group	Nature of business
CSMC Technologies Corporation ("CSMC-Tech")	Incorporated	Cayman Islands	Ordinary	23.63%	Manufacture and sales of integrated circuit and related products

The following details have been extracted from the financial statements of CSMC-Tech:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Turnover	609,172	622,908
(Loss) profit for the year	(53,368)	79,334
Non-current assets	1,258,109	1,092,538
Current assets	490,261	463,624
Current liabilities	(451,745)	(304,941)
Non-current liabilities	(71,994)	—
Net assets	1,224,631	1,251,221

21. AVAILABLE-FOR-SALE INVESTMENTS/INVESTMENT SECURITIES

	2005	2004
	HK$'000	*HK$'000*
Available-for-sale investments		
Unlisted equity shares in the Mainland China	998	—
Investment securities	—	975

At the balance sheet date, the above unlisted equity investments are not stated at fair value but at cost less any impairment loss because they do not have a quoted market price in an active market and the fair value cannot be reliably measured.

Upon the application of HKAS 39 on 1 January 2005, investment securities were reclassified to available-for-sale investments under HKAS 39 (see Note 2A for details).

22. TECHNICAL KNOW-HOW

	2005	2004
	HK$'000	*HK$'000*
COST		
At 1 January	29,848	29,807
Exchange adjustments	690	41
Additions	509	—
At 31 December	31,047	29,848
AMORTISATION		
At 1 January	8,514	5,522
Exchange adjustments	197	7
Provided for the year	3,101	2,985
At 31 December	11,812	8,514
NET BOOK VALUES		
At 31 December	19,235	21,334

Technical know-how mainly comprises the acquired rights to use certain technologies for the manufacture of air-conditioner compressor products. The amortisation period adopted for technical know-how is 10 years. The amortisation is included in administrative expenses in the consolidated income statement.

23. PREPAID LEASE PAYMENTS ON LAND USE RIGHTS

The Group's prepaid lease payments on land use rights comprise:

	2005	2004
	HK$'000	*HK$'000*
Situated outside Hong Kong		
— long lease	—	7,799
— medium-term lease	149,795	150,248
— short lease	4,920	5,142
Situated in Hong Kong		
— medium-term lease	10,776	19,898
	165,491	183,087
Analysed for reporting purposes as:		
Non-current assets	161,125	178,412
Current assets	4,366	4,675
	165,491	183,087

24. INVENTORIES

	2005	2004
	HK$'000	*HK$'000*
Raw materials	171,684	231,931
Work in progress	176,821	144,543
Finished goods	391,192	368,183
	739,697	744,657

25. OTHER FINANCIAL ASSETS

Debtors, deposits and prepayments

The Group generally allows credit periods ranging from 30 to 90 days to its trade customers. At 31 December 2005, the aged analysis of trade debtors, including notes receivable, of HK$1,059,141,000 (2004: HK$757,699,000) which are included in the Group's debtors, deposits and prepayments is as follows:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
0 - 60 days	588,912	383,556
61 - 90 days	188,976	96,553
Over 90 days	281,253	277,590
	1,059,141	757,699

At 31 December 2005, the Group's trade and notes receivables included HK$52,419,000 (2004: nil) due from related companies arising from transactions carried out in the ordinary course of business of the Group (Note 37). The balances are unsecured, interest-free and are repayable within the credit periods similar to those offered by the Group to its major customers.

The fair value of the Group's debtors, deposits and prepayments at 31 December 2005 approximates to the corresponding carrying amount.

Bank balances and cash

Bank balances and cash comprise cash held by the Group and deposits held with bank not restricted to use. The carrying amount of the Group's bank balance and cash approximates to their fair value.

26. CREDITORS AND ACCRUED CHARGES

The aged analysis of trade creditors of HK$791,677,000 (2004: HK$628,135,000) which are included in the Group's creditors and accrued charges is as follows:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
0 - 60 days	463,663	341,875
61 - 90 days	138,500	96,078
Over 90 days	189,514	190,182
	791,677	628,135

The fair value of the Group's creditors and accrued charges at 31 December 2005 approximates to the corresponding carrying amount.

27. BORROWINGS

	2005	2004
	HK$'000	*HK$'000*
Unsecured borrowings include:		
Bank loans	1,352,279	1,245,427
Other loans	14,517	126,062
	1,366,796	1,371,489
Carrying amounts repayable:		
On demand or within one year	523,630	510,779
More than one year, but not exceeding two years	804,000	200,000
More than two years, but not more than five years	39,166	660,710
	1,366,796	1,371,489
Less: Amount due within one year shown under current liabilities	(523,630)	(510,779)
Amount due after one year shown as non-current liabilities	843,166	860,710

Bank loans included:

(a) Hong Kong dollar revolving credit and term loan facilities of HK$1,004,000,000 (2004: HK$960,000,000) with average interest rate at 3.9 % (2004: 1.6 %) and are repayable in 2007. Under the terms of the facilities agreements, CRH, the controlling shareholder of the Company, is required to remain as a majority beneficial owner of the entire issued share capital of the Company and shall maintain management control over the Company.

(b) The remaining balance comprises of several bank loans of HK$152,500,000 (2004: HK$92,500,000) and RMB203,724,000 (equivalent to HK$195,779,000) (2004: RMB205,394,000 (equivalent to HK$192,927,000)) with average interest rate at 4.3% (2004: 3.8%).

Other loans included:

(a) An outstanding balance of RMB120,000,000 (equivalent to HK$112,716,000) at 31 December 2004 payable to China Cinda Asset Management Corporation 中國信達資產管理公司, which was unsecured and interest free was repaid in full in 2005.

(b) The remaining balance denominated in Renminbi and repayable on demand. The loan is arranged at fixed interest rate of 14.4%.

The fair value of the Group's borrowings approximates their carrying amount. Bank loans are arranged at floating interest rates and subject to cash flow interest rate risk. Other loans are arranged at fixed interest rates and subject to fair value interest rate risk.

28. PROVISIONS

	Provision for staff housing benefits *HK$'000* *(Note a)*	Restructuring provision *HK$'000* *(Note b)*	Total *HK$'000*
At 1 January 2005	80,769	50,692	131,461
Exchange realignments	—	1,010	1,010
Utilisation of provisions	(11,681)	(7,796)	(19,477)
Write back of provisions	(18,135)	(1,527)	(19,662)
At 31 December 2005	50,953	42,379	93,332

Notes:

(a) The provision for staff housing benefits represents management's best estimate of the liabilities of certain subsidiaries established in the Mainland China in respect of housing allowances available to staff for the purchase of residential units, based on prior experience in the amount of claims for such allowances.

(b) The amount represents provisions for restructuring activities of subsidiaries acquired by the Group through the acquisition of the entire equity interest in Wuxi China Resources Microelectronics Co., Ltd. in December 2002. The provisions are to be utilised in accordance with the restructuring plans adopted when such subsidiaries were acquired.

29. DISPOSAL OF SUBSIDIARIES

In addition to the disposal of Palazzo Inc. as set out in discontinued operation (Note 10), the Group also disposed of Shenzhen Kope Microelectronics Co., Ltd. during the year, which did not result in any significant financial impact to the Group.

The net assets of the above subsidiaries at the dates of disposal were as follows:

	2005	2004
	HK$'000	*HK$'000*
Property, plant and equipment	8,965	—
Prepaid lease payments on land use rights	7,912	—
Inventories	18,841	—
Debtors, deposits and prepayments	47,005	—
Bank balances and cash	95,242	—
Creditors and accrued charges	(53,134)	—
Taxation	(1,098)	—
Deferred tax liabilities	(4,458)	—
	119,275	—
Minority interests	(4,379)	—
Exchange reserve realised	(6,191)	—
	108,705	—
Gain on disposal	74,295	—
Total consideration	183,000	—
Satisfied by cash	183,000	—
Net cash inflow arising on disposal:		
Cash consideration	183,000	—
Bank balances and cash disposed of	(95,242)	—
	87,758	—

The impact of Palazzo Inc. engaged in the office furniture operation on the Group's results and cash flows in the current and prior year is disclosed in Note 10.

30. SHARE CAPITAL OF THE COMPANY

	Number of shares		Share Capital	
	2005	2004	2005	2004
			HK$'000	*HK$'000*
Shares of HK$0.10 each				
Authorised:				
At beginning and at end of the year	6,000,000,000	6,000,000,000	600,000	600,000
Issued and fully paid:				
At beginning of the year	2,647,483,071	2,623,351,071	264,748	262,335
Shares issued upon exercise of share options *(Note 31)*	21,933,000	24,182,000	2,193	2,418
Shares repurchased and cancelled	(4,500,000)	(50,000)	(450)	(5)
At end of the year	2,664,916,071	2,647,483,071	266,491	264,748

All the new shares issued during the year rank pari passu in all respects with the existing shares.

31. SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share option scheme

On 26 November 2001, the Company terminated the share option scheme adopted on 15 October 1994 (the "Old Share Option Scheme") and adopted a new share option scheme (the "New Share Option Scheme"). On 21 February 2002, upon approval of the Company's shareholders, the Company amended the New Share Option Scheme to widen the scope of participants that are eligible to participate in the New Share Option Scheme.

The purpose of the Old Share Option Scheme is to promote commitment by its participants and to encourage its participants to perform their best for the Company. The participants are the employees of the Company (including executive directors) or any of its subsidiaries. As the Old Share Option Scheme has been terminated, no more option can be issued pursuant to the Old Share Option Scheme but in all other respects the provisions of the Old Share Option Scheme shall remain in force. The maximum entitlement of each participant shall not exceed 25% of the maximum number of shares in respect of which options may be granted under the Old Share Option Scheme. The period within which the shares must be taken up under an option shall not be later than 10 years from the date the option is granted. There is no minimum period for which an option must be held before it can be exercised. HK$1 is payable on acceptance of the option within 28 days from its date of grant. The subscription price is the higher of (i) the nominal value of a share and (ii) 80% of the average of the closing prices of the share on the Stock Exchange on the five trading days immediately preceding the date of grant of the options.

The purpose of the New Share Option Scheme is to promote dedication by its participants and to encourage its participants to perform their best in achieving the goals of the Group. The participants are any director (or any persons proposed to be appointed as such) and employee of each member of the Group; any discretionary object of a discretionary trust established by any employee or director of each member of the Group; any executive or employee of any business consultant, business partner, professional and other advisers to each member of the Group (or any persons proposed to be appointed as such); any substantial shareholder of the member of the Group; any associates of director or substantial shareholder of the Company; and any employee of the Company's substantial shareholder or any employee of such substantial shareholder's subsidiaries or associated companies, as absolutely determined by the Board.

The period within which the shares must be taken up under an option of the New Share Option Scheme shall not be later than 10 years from the date the option is granted. There is no minimum period for which an option must be held before it can be exercised. HK$1 is payable on acceptance of the option within 28 days from its date of grant. The subscription price is the highest of (i) the closing price of the share as stated in the Stock Exchange's daily quotations sheet on the date of grant, (ii) a price being the average of the closing prices of the share as stated in the Stock Exchange's daily quotations sheet on the five business days immediately preceding the date of grant and (iii) the nominal value of a share. The New Share Option Scheme is valid for 10 years from 26 November 2001. No further options may be granted pursuant to the New Share Option Scheme after 25 November 2011.

Share options generally either become fully vested and exercisable within a period of 10 years immediately after the date of grant or become vested over a period of time up to a maximum of three years after the acceptance of a grant.

Options granted to a grantee become lapsed if the grantee ceased to be an eligible participant before the options become vested.

Details of the movements of share options granted under the Company's share option schemes are as follows:

		Number of share options				
Date of grant	Exercise price *HK$*	Outstanding at 1 January 2005	Granted during the year	Exercised during the year	Cancelled/ lapsed during the year	Outstanding at 31 December 2005
Old Share Option Scheme						
21 September 2000	0.590	9,800,000	—	(1,550,000)	—	8,250,000
25 April 2001	0.547	17,400,000	—	(200,000)	—	17,200,000
		27,200,000	—	(1,750,000)	—	25,450,000
New Share Option Scheme						
4 December 2001	0.790	14,520,000	—	—	—	14,520,000
9 April 2002	0.820	27,616,000	—	(888,000)	(660,000)	26,068,000
22 May 2002	0.920	2,600,000	—	—	(300,000)	2,300,000
2 October 2002	0.570	16,686,000	—	(6,425,000)	(60,000)	10,201,000
9 April 2003	0.479	36,180,000	—	(12,870,000)	(750,000)	22,560,000
3 November 2003	0.800	500,000	—	—	—	500,000
13 January 2004	0.906	29,840,000	—	—	(870,000)	28,970,000
7 December 2004	0.910	800,000	—	—	(800,000)	—
9 June 2005	0.910	—	500,000	—	—	500,000
		128,742,000	500,000	(20,183,000)	(3,440,000)	105,619,000
		155,942,000	500,000	(21,933,000)	(3,440,000)	131,069,000
Exercisable at the end of the year						110,999,000
Weighted average exercise price		0.69	0.91	0.53	0.79	0.71

Date of grant	Exercise price *HK$*	Outstanding at 1 January 2004	Granted during the year	Exercised during the year	Cancelled/ lapsed during the year	Outstanding at 31 December 2004
		Number of share options				
Old Share Option Scheme						
21 September 2000	0.590	14,600,000	—	(4,800,000)	—	9,800,000
25 April 2001	0.547	28,050,000	—	(7,650,000)	(3,000,000)	17,400,000
		42,650,000	—	(12,450,000)	(3,000,000)	27,200,000
New Share Option Scheme						
4 December 2001	0.790	14,760,000	—	(240,000)	—	14,520,000
9 April 2002	0.820	29,040,000	—	(1,406,000)	(18,000)	27,616,000
22 May 2002	0.920	2,600,000	—	—	—	2,600,000
2 October 2002	0.570	23,002,000	—	(5,816,000)	(500,000)	16,686,000
9 April 2003	0.479	40,700,000	—	(4,270,000)	(250,000)	36,180,000
3 November 2003	0.800	500,000	—	—	—	500,000
13 January 2004	0.906	—	30,200,000	—	(360,000)	29,840,000
7 December 2004	0.910	—	800,000	—	—	800,000
		110,602,000	31,000,000	(11,732,000)	(1,128,000)	128,742,000
		153,252,000	31,000,000	(24,182,000)	(4,128,000)	155,942,000
Exercisable at the end of the year						94,318,000
Weighted average exercise price		0.62	0.91	0.57	0.58	0.69

In respect of the share options exercised during the year, the weighted average share price at the date of exercise is HK$0.90 (2004: HK$1.07). The options outstanding at the end of the year have a weighted average remaining contractual life of 6.6 years (2004: 5.3 years).

These estimated fair values of the options on the date of grant were calculated using The Black-Scholes pricing model. The inputs into the model were as follows:

Date of grant	Exercise price HK$	Weighted average share price HK$	Expected volatility %	Expected life	Risk-free rate %	Expected dividend yield %	Estimated fair value HK$
2005							
9 June 2005	0.910	0.92	29.80	5 years	3.22	2.72	0.22
2004							
13 January 2004	0.906	0.90	44.90	5 years	2.63	1.11	0.35
7 December 2004	0.910	0.92	47.98	5 years	2.63	1.63	0.36

Expected volatility was determined by using the historical volatility of the Company for the weekly closing share price for the period of 52 weeks before the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioral considerations.

For the year ended 31 December 2005, the Group recognised the total expense of HK$2,149,000 (2004: HK$8,444,000) in related to equity-settled share-based payment transactions during the year.

Total consideration received during the year from employees, including directors, for taking up the options granted is amounted to HK$3 (2004: HK$162).

32. RETIREMENT BENEFIT SCHEME

Hong Kong

The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1 December 2000 are required to join the MPF Scheme.

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 12% of the employee's basic salary, depending on the length of service with the Group. Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$29,991 (2004: nil).

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by the employee.

The retirement benefit scheme contributions arising from the ORSO Scheme and the MPF Scheme charged to the consolidated income statement represent contributions payable to the funds by the Group at rates specified in the rules of the respective schemes.

At the balance sheet date, there was no significant amount of forfeited contributions available to reduce future contributions.

Mainland China

According to the relevant laws and regulations in the Mainland China, certain subsidiaries established in the Mainland China are required to contribute a specified percentage of the payroll of their employees to the retirement benefit schemes to fund the retirement benefits of their employees. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the respective schemes.

33. DEFERRED TAXATION

The following are the major deferred tax (liabilities) and assets recognised and movements thereon during the current and prior years:

	Accelerated tax depreciation	Deferred development cost	Other temporary differences	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2004	(2,984)	3,764	2,334	3,114
Credit (charge) to income for the year	1,767	(1,068)	235	934
At 31 December 2004 and at 1 January 2005	(1,217)	2,696	2,569	4,048
Credit (charge) to income for the year	2,883	(844)	1,146	3,185
Disposal of subsidiaries	659	—	3,799	4,458
At 31 December 2005	2,325	1,852	7,514	11,691

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005	2004
	HK$'000	*HK$'000*
Deferred tax assets	11,691	10,762
Deferred tax liabilities	—	(6,714)
	11,691	4,048

At 31 December 2005, the Group has unused tax losses of HK$183,291,000 (2004: HK$473,617,000) available to offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. At 31 December 2004, included in unrecognised tax losses are losses of HK$5,209,000 that will expire from 2007 to 2009. Other losses may be carried forward indefinitely.

At 31 December 2005, the Group also has deductible temporary differences of HK$58,567,000 (2004: HK$77,942,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

34. PLEDGE OF ASSETS

At 31 December 2005, bank deposits of HK$2,695,000 (2004: HK$6,824,000) of the Group were pledged to secure general banking facilities granted to subsidiaries of the Company.

The bank deposits carry interest rates ranging from 0.7% to 1.4%. The fair value of bank deposits at 31 December 2005 approximates to the corresponding carrying amount.

35. OPERATING LEASE COMMITMENTS

The Group as lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Within one year	2,270	2,518
In the second to fifth year inclusive	142	323
	2,412	2,841

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

The Group as lessor:

Rental income earned from investment properties and machinery and equipment during the year were HK$10,936,000 (2004: HK$9,289,000) and HK$1,367,000 (2004: HK$454,000) respectively. These assets have committed leases for terms ranging from one year to over five years.

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Within one year	13,189	11,336
In the second to fifth year inclusive	45,894	40,167
After five years	7,283	7,691
	66,366	59,194

36. CAPITAL COMMITMENTS

	2005	2004
	HK$'000	*HK$'000*
Capital expenditure authorised but not contracted for in respect of property, plant and equipment	60,283	208,099
Capital expenditure contracted for but not provided in respect of:		
— property, plant and equipment	133,687	337,828
— technical know-how	—	752
	133,687	338,580

37. RELATED PARTY TRANSACTIONS

Transactions with related parties

In addition to the related parties transactions set out in Notes 10, 19, 25 and 29, during the year, the Group also entered into the following significant transactions with related parties:

	2005	2004
	HK$'000	*HK$'000*
Rental expenses paid to a fellow subsidiary	2,289	1,991
Rental income received from a fellow subsidiary	565	700
Rental income received from an associate	10,371	8,589
Sales to an associate	90,623	71,390
Wafer fabrication service charges paid to an associate	93,799	111,855
Sales to the subsidiaries of minority shareholders of subsidiaries	150,860	501
Sales to minority shareholders of subsidiaries	—	28,177
Purchases from minority shareholders of subsidiaries	—	8,873
Royalties paid to minority shareholders of subsidiaries	28,661	1,951
License fees paid to minority shareholders of subsidiaries	14,331	297

The above transactions were carried out on terms similar to those applicable to transactions with unrelated parties, except that rental income received from an associate is calculated pursuant to the relevant agreements.

The amounts due from/to minority shareholders and amount due from/to an associate as included in the consolidated balance sheet are unsecured, interest-free and repayable on demand and their fair values approximate to the corresponding carrying amounts.

Transactions/balances with other stated-controlled entities in Mainland China

The Group itself is a part of a larger group of companies under CRNC which is controlled by the Government of the People's Republic of China ("PRC government"). Apart from the transactions with parent company and its subsidiaries, the Group also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The Directors are of the opinion that those entities other than CRNC group do not have the power to govern or participate in the financial and operating policies of the Group. The transactions with these entities, including sales and purchases of goods and services, have been reflected in the financial statements. The Group believes that it has provided, at the best of its knowledge, adequate and appropriate disclosure of related party transactions as summarised above.

Compensation of key management personnel of the Group

	2005	2004
	HK$'000	*HK$'000*
Short-term benefits	8,678	6,562
Post-employment benefits	353	321
Share-based payments	389	1,538
	9,420	8,421

Details of Directors' emoluments (being the compensation of key management personnel) are disclosed in Note 12.

38. GOVERNMENT GRANTS

Included in creditors and accrued charges are government grants of HK$20,594,000 (2004: HK$18,820,000) which are provided by the relevant government authorities for the purpose of financing the development of new products. The amounts are recognised as income on systematic and rational basis over the useful lives of the relevant assets. This policy has resulted in a credit to income in the current year of HK$2,956,000 (2004: HK$12,147,000).

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2005 are as follows:

Name of subsidiary	Place of incorporation/ establishment	Issued and fully paid share capital/ registered capital	Proportion ownership interest held by the Company	Principal activities
Semiconductor business				
華潤微電子(控股)有限公司 China Resources Microelectronics (Holdings) Limited	British Virgin Islands	Ordinary US$10	100%	Investment holding
華潤半導體有限公司 China Resources Semiconductor Company Limited	Hong Kong	Ordinary HK$3	100%	Manufacture and sales of integrated circuit design and and wafer packaging
Faithway Resources Limited	British Virgin Islands	Ordinary US$1	100%	Investment holding
# 深圳華潤矽科微電子有限公司	Mainland China	US$1,800,000	100%	Design of wafer
# 賽美科微電子(深圳)有限公司 Semicon Microelectronics (Shen Zhen) Co., Ltd.	Mainland China	US$4,260,000	100%	Testing and packaging of wafers
# 無錫華潤微電子有限公司 Wuxi China Resources Microelectronics Co., Ltd.	Mainland China	RMB570,000,000	100%	Manufacture and sales of integrated circuit, packaging and testing of integrated circuit, investment holding
# 無錫華潤矽科微電子有限公司 Wuxi China Resources Semico Co., Ltd.	Mainland China	RMB25,000,000	100%	Design, testing and sale of integrated circuit products and chips
@ 無錫華潤華晶微電子有限公司 Wuxi China Resources Huajing Microelectronics Co., Ltd.	Mainland China	RMB235,000,000	99.662%	Manufacture and sales of integrated circuit
# 無錫華潤晶芯半導體有限公司 Wuxi CR Semiconductor Wafers & Chips Ltd.	Mainland China	RMB275,000,000	100%	Manufacture and sales of integrated circuit

Name of subsidiary	Place of incorporation/ establishment	Issued and fully paid share capital/ registered capital	Proportion ownership interest held by the Company	Principal activities
# 無錫華潤安盛科技有限公司 Wuxi CR Micro-Assemb Tech. Ltd.	Mainland China	RMB100,000,000	100%	Testing and packaging of wafers
Compressor business				
華潤製冷科技有限公司 China Resources Cooling Technology Co., Ltd.	British Virgin Islands	Ordinary US$66	100%	Investment holding
@ 瀋陽華潤三洋壓縮機有限公司 China Resources (Shenyang) Sanyo Compressor Co., Ltd.	Mainland China	US$159,980,000	63.75%	Manufacture and sale of compressors for air-conditioners
@ 瀋陽盛潤三洋壓縮機有限公司 Shenyang Shengrun Sanyo Compressor Co., Ltd.	Mainland China	US$20,000,000	63.75%	Manufacture and sale of compressors for air-conditioners
Others				
CRT (BVI) Limited	British Virgin Islands	Ordinary US$13	100%	Investment holding

All the above subsidiaries, except for CRT (BVI) Limited which is directly held, are indirectly held by the Company and operate principally in their places of incorporation/establishment.

None of the subsidiaries had any debt securities outstanding at 31 December 2005 or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets and liabilities of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

@ Equity Joint Venture

Wholly Foreign Owned enterprises

(C) WORKING CAPITAL

The Directors are of the opinion that, after taking into account of the internal financial resources and the present banking facilities available to the Enlarged Group, the Enlarged Group will have sufficient working capital for its present requirements on the basis that all banking facilities will be renewed on similar terms at renewal date to those presently in effect.

(D) INDEBTEDNESS

As at close of business on 30 April 2006, being the latest practicable date for the purpose of this indebtedness statement, the Enlarged Group has outstanding borrowings as follows:

	CRL Group	CSMC Group	Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*
Borrowings:			
Unsecured borrowings:			
Bank loans	2,002,020	238,664	2,240,684
Other loans	14,733	—	14,733
	2,016,753	238,664	2,255,417
Secured borrowings:			
Bank loans *(note)*	82,209	147,794	230,003
Total borrowings	2,098,962	386,458	2,485,420
Notes payable			
Unsecured	403,872	7,839	411,711
Contingent liabilities			
Guarantee for employee loan	—	2,278	2,278
Pledge of assets			
Bank deposits	298	—	298
Equipments and land use rights	—	253,890	253,890
	298	253,890	254,188

Note: Included above is an amount of HK$82,209,000 which represents bills receivable discounted with recourse, accordingly the amount is classified as secured borrowings.

The Enlarged Group's borrowings were secured by the charge over certain bank deposits and certain equipments and land use rights.

Saved as disclosed above, the Enlarged Group did not have any outstanding mortgages, charges, debentures or other loan capital issued and outstanding or agreed to be issued, bank overdrafts or loans or other similar indebtedness, hire-purchase commitments, liabilities under acceptance or credits, guarantees or other material contingent liabilities at the close of business on 30 April 2006.

For the purpose of the above indebtedness statement, the figures for CSMC Group have been translated from US$ to HK$ based on the exchange rate of US$1.00 = HK$7.80.

SECTION I — SUMMARY OF THREE-YEAR FINANCIAL RESULTS OF CSMC

The following is a summary of the consolidated financial results of CSMC for each of the three years ended 31 December 2003, 2004 and 2005 as derived from the relevant annual reports of CSMC. CSMC has no exceptional items and minority interest during the years ended 31 December 2003, 2004 and 2005. There are no qualification contained in the auditors' report for each of the three years ended 31 December 2003, 2004 and 2005.

From 1 January 2005, all Hong Kong Statements of Standards Accounting Practice ("HKSSAPs") and Interpretations have been withdrawn and replaced by a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs").

CSMC prepared its financial statements for the years ended 31 December 2003 in accordance with HKSSAPs. For the purpose of this summary, the figures as at and for the year ended 31 December 2003 have not been restated. As disclosed in CSMC's 2005 audited accounts contained in its 2005 annual report, as set out in section II of this appendix, CSMC adopted the new HKFRSs for the year ended 31 December 2005 and the 2004 comparatives have been restated as required. These restated figures have been adopted for the purpose of this summary. The key changes have been summarized in Note 2(a) to CSMC's 2005 audited accounts as set out in section II of this appendix. The adoption of the new HKFRSs has no significant impact on CSMC's 2003 financial results.

	For the year ended 31 December		
	2005	**2004**	**2003**
	US$'000	*US$'000* *(Restated)*	*US$'000*
Sales	78,099	79,860	42,077
Cost of goods sold	(71,502)	(57,006)	(32,480)
Gross profit	6,597	22,854	9,597
Other gains — net	1,358	3,921	—
Other revenue	—	—	1,448
Selling and marketing costs	(2,528)	(2,534)	(744)
Administrative expenses	(8,755)	(8,445)	(3,842)
Research and development expenses	(2,264)	(3,238)	(1,080)
Other operating expense	—	—	(104)
Operating (loss) profit	(5,592)	12,558	5,275
Finance costs	(1,616)	(992)	(709)
(Loss) profit before tax	(7,208)	11,566	4,566
Income tax expenses	366	(1,395)	(551)
(Loss) profit for the year	(6,842)	10,171	4,015
(Loss) earnings per share for (loss) profit attributable to the equity holders of the Company during the year			
— Basic	US cent(0.26)	US cent0.50	US cent0.35
— Diluted	N/A	US cent0.47	N/A
Dividends	1,705	3,015	13,000

SECTION II — FINANCIAL STATEMENTS OF CSMC

Set out below are the consolidated financial statements of CSMC for each of the two years ended 31 December 2004 and 2005 together with the relevant notes thereto as extracted from CSMC's 2005 audited accounts prepared in accordance with the accounting principles generally accepted in Hong Kong and in compliance with accounting standards issued by the Hong Kong Institute of Certified Public Accountants, as set out in CSMC's annual report for the year ended 31 December 2005.

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December	
	Note	**2005**	**2004**
		US$'000	*US$'000*
			(Restated)
Sales	5	78,099	79,860
Cost of goods sold	5, 6	(71,502)	(57,006)
Gross profit		6,597	22,854
Other gains — net	7	1,358	3,921
Selling and marketing costs	6	(2,528)	(2,534)
Administrative expenses	6	(8,755)	(8,445)
Research and development expenses		(2,264)	(3,238)
Operating (loss) profit		(5,592)	12,558
Finance costs	8	(1,616)	(992)
(Loss) profit before tax		(7,208)	11,566
Income tax expenses	9	366	(1,395)
(Loss) profit for the year		(6,842)	10,171
Attributable to:			
Equity holders of the Company	10	(6,842)	10,171
(Loss) earnings per share for (loss) profit attributable to the equity holders of the Company during the year			
— Basic	11(a)	US cent(0.26)	US cent0.50
— Diluted	11(b)	N/A	US cent0.47
Dividends	12(a)	1,705	3,015

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2005 US$'000	2004 US$'000 (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment	15	157,526	137,965
Land use rights	16	554	554
Intangible assets	17	2,391	837
Long-term prepaid expense		446	435
Deferred income tax assets	18	379	278
		161,296	140,069
Current assets			
Inventories	19	17,872	16,553
Trade and other receivables	20	18,003	18,094
Tax recoverable		891	—
Restricted bank deposits	21	1,310	329
Cash and bank balances	22	24,778	24,463
		62,854	59,439
Total assets		224,150	199,508
EQUITY			
Capital and reserves attributable to the Company's equity shareholders			
Share capital	23	34,327	33,540
Reserves	24	122,677	126,873
Total equity		157,004	160,413
LIABILITIES			
Non-current liabilities			
Long-term bank loans	25	9,230	—
Current liabilities			
Trade and other payables	26	24,832	20,633
Taxation payable		162	962
Short-term bank loans	25	32,922	17,500
		57,916	39,095
Total liabilities		67,146	39,095
Total equity and liabilities		224,150	199,508
Net current assets		4,938	20,334
Total assets less current liabilities		166,234	160,413

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Other reserves	Retained earnings	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
Balance as at 1 January 2004	16	92,836	2,375	95,227
Issuance of warrants *(Note 32)*	—	17,400	—	17,400
Repurchase and currency re-denomination of share capital *(Note 23)*	21,270	(21,270)	—	—
Share issuance expenses	—	(7,433)	—	(7,433)
Exercise of warrants *(Note 32)*	3,480	(3,480)	—	—
Issuance of shares upon listing *(Note 23)*	8,774	35,098	—	43,872
Profit for the year — as previously reported (before effect of change of accounting policies, Note 2(a))	—	—	11,342	11,342
Appropriation to statutory reserves *(Note 12(b))*	—	2,046	(2,046)	—
Translation adjustments	—	5	—	5
Balance as at 31 December 2004 — as previously reported	33,540	115,202	11,671	160,413
Effect on changes of accounting policies *(Note 2(a))*	—	1,171	(1,171)	—
Balance as at 31 December 2004 — restated	33,540	116,373	10,500	160,413
Issuance of shares under Equity Incentive Plan *(Note 33)*	857	1,287	—	2,144
Repurchase of share capital *(Note 23)*	(70)	(215)	—	(285)
Dividends *(Note 12(a))*	—	—	(1,705)	(1,705)
Loss for the year	—	—	(6,842)	(6,842)
Translation adjustments	—	3,279	—	3,279
Balance as at 31 December 2005	34,327	120,724	1,953	157,004

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	For the year ended 31 December 2005 US$'000	2004 US$'000
Net cash inflow generated from operations	27	20,921	22,266
Interest paid		(1,572)	(992)
Income tax paid		(1,317)	(1,307)
Net cash inflow generated from operating activities		18,032	19,967
Cash flows from investing activities			
Interest received		172	187
Proceeds from disposal of property, plant and equipment		29	32
Purchase of fixed assets		(40,340)	(77,772)
Purchase of intangible assets		(522)	(527)
Net cash used in investing activities		(40,661)	(78,080)
Cash flows from financing activities			
Proceeds from issuance of shares		—	43,872
Proceeds from issuance of warrants		—	17,400
Cash inflow from draw down of bank loans		59,278	28,333
Repayments of bank loans		(34,379)	(33,483)
Dividends paid		(1,705)	(6,546)
Share issuance expenses		—	(6,143)
Repurchase of shares		(285)	—
Net cash generated from financing activities		22,909	43,433
Net increase (decrease) in cash and cash equivalents		280	(14,680)
Effect on foreign exchange rate changes		35	5
Cash and cash equivalents at beginning of year		24,463	39,138
Cash and cash equivalents at end of year		24,778	24,463

COMPANY BALANCE SHEET

	Note	As at 31 December 2005 US$'000	2004 US$'000 (Restated)
Non-current assets			
Investments in subsidiaries	28	34,527	34,527
Property, plant and equipment	15	—	8,433
		34,527	42,960
Current assets			
Other receivables	20	114,164	103,478
Cash and bank balances	22	3,022	1,975
		117,186	105,453
Total assets		151,713	148,413
EQUITY			
Capital and reserve attributable to the Company's equity shareholders			
Share capital	23	34,327	33,540
Reserves	24	110,778	112,646
		145,105	146,186
Current liabilities			
Other payables	26	1,608	2,227
Short-term bank loans	25	5,000	—
		6,608	2,227
Total equity and liabilities		151,713	148,413
Net current assets		110,578	103,226
Total assets less current liabilities		145,105	146,186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL INFORMATION

CSMC Technologies Corporation (the "Company") and its subsidiaries (together, the "Group") manufactures and sells integrated circuits and related products. The Group's production facilities are located in the People's Republic of China (the "PRC").

The Company is a limited liability company incorporated in Cayman Islands. The address of its registered office is Scotia Centre, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, British West Indies.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements have been approved for issue by the Board of Directors on 14 March 2006.

2 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets

HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS-Int 12 (Amendment)	Scope of HKAS-Int 12 Consolidation — Special Purpose Entities
HKAS Int 15	Operating Leases - Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 32, 33, 39 and HKAS-Ints 12 and 15 did not result in substantial changes to the Group's accounting policies. In summary:

— HKASs 1, 2, 7, 8, 10, 16, 23, 27, 32, 33, 39 and HKAS-Ints 12 and 15 had no material effect on the Group's policies.

— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods (Note 2(o)).

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

— Amortised on a straight line basis over a period of 10 years; and

— Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3 (Note 2(f)):

— The Group ceased amortisation of goodwill from 1 January 2005;

— Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

— From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

— HKFRS 2 — only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

— HKFRS 3 — prospectively after 1 January 2005.

The adoption of revised HKAS 17 resulted in:

	2005	2004
	US$'000	*US$'000*
Decrease in property, plant and equipment	(554)	(554)
Increase in land use rights	554	554

The adoption of HKFRS 2 resulted in:

	2005	2004
	US$'000	*US$'000*
Increase in share capital	857	—
Decrease in retained earnings	(2,624)	(1,171)
Increase in cost of goods sold	715	576
Increase in selling and marketing costs	156	126
Increase in administrative expenses	460	371
Increase in research and development costs	122	98
Decrease in basic earnings per share	US$0.0006	US$0.0006
Decrease in diluted earnings per share	N/A	US$0.0005

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted, as follows:

- **HKAS 19 (Amendment), Employee Benefits (effective from 1 January 2006)**

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and looses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Group will apply this amendment from annual periods beginning 1 January 2006.

- **HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006)**

The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Group's operations, as the Group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 December 2005 and 2004.

- **HKAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006)**

This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning 1 January 2006.

- **HKAS 39 and HKFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006)**

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to HKAS 39 and concluded that it is not relevant to the Group.

- **HKFRS 1 (Amendment), *First-time Adoption of Hong Kong Financial Reporting Standards* and HKFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)**

These amendments are not relevant to the Group's operations, as the Group is not a first-time adopter and does not carry out exploration for and evaluation of mineral resources. HKFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)1. IFRS 6 is not relevant to the Group's operations.

- **HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)**

HKFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under HKFRS. The amendment to HKAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1 January 2007.

- **HKFRS-Int 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006)**

  HKFRS-Int 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of HKFRS-Int 4 on the Group's operations.

- **HKFRS-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)**

  HKFRS-Int 5 is not relevant to the Group's operations.

- **HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment (effective from 1 December 2005)**

  HK(IFRIC)-Int 6 is not relevant to the Group's operations.

(b) **Consolidation**

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (Note 2(f)).

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(c) **Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that geographical segment by locations of its ultimate customers be presented as the primary and the only reporting format as the Group has only one business segment.

No segment assets and liabilities are presented as over 90% of the Group's assets are located in the PRC.

(d) **Foreign currency translation**

(i) ***Functional and presentation currency***

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in United State dollar, which is the Company's presentation currency.

(ii) ***Transactions and balances***

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Transaction differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) ***Group companies***

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

— assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

— income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

— all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of borrowings are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) **Property, plant and equipment**

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost to their residual values over their estimated useful lives, as follows:

	Expected useful lives	Estimated residual value
Machinery	5 years	10%
Facility equipment	5 to 10 years	10%
Motors vehicles	6 years	10%
Furniture, fixtures and office equipment	5 years	0 to 10%
Leasehold improvement	Remaining period of the lease	0%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in income statement.

(f) **Intangible assets**

(i) ***Goodwill***

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) ***Computer software***

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of five to eight years.

Costs associated with developing or maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

(g) **Impairment of non-financial assets**

Assets that have an indefinite useful life are not subject to amortization, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(h) **Financial assets — loans and receivables**

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as in trade and other receivables in the balance sheet (Note 2(j)).

(i) **Inventories**

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(j) **Trade and other receivables**

Trade and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(k) **Cash and cash equivalents**

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(l) **Share capital**

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders.

(m) **Borrowings**

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(n) **Deferred income tax**

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(o) **Employee benefits**

(i) ***Pension obligations***

The Group operates defined contribution plans in the PRC and Hong Kong. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognized as employee benefit expense when they are due and are not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Details of the Group's employee retirement benefits are set out in Note 34.

(ii) ***Share-based compensation***

The Group operates equity-settled and share-based compensation plans. The fair value of the employee services received in exchange for the grant of the shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of shares that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the shares are issued under the plan.

(p) **Provision**

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(q) **Revenue recognition**

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

(i) ***Sales of goods***

Sales of goods are recognized when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

The Group uses accumulated experience to estimate and provide for such returns at the time of sale.

(ii) ***Sales of services***

Sales of services are recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

(iii) ***Interest income***

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

(iv) ***Dividend income***

Dividend income is recognized when the right to receive payment is established.

(r) **Government grants**

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are recognized in the income statement on a straight line basis over the expected lives of the related assets.

(s) **Operating lease**

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

(t) **Research and development**

Research expenditure is expensed as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Development costs with a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

(u) **Dividend distribution**

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3 **FINANCIAL RISK MANAGEMENT**

(a) **Financial risk factors**

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Risk management is carried out by the Group's Finance Department under policies approved by the Board of Directors. The Group's Finance Department identifies and evaluates financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk and investment of excess liquidity.

(i) ***Market risk***

(1) *Foreign exchange risk*

The Group principally operates in the PRC and is exposed to foreign exchange risk arising mainly from future commercial transactions primarily with respect to the United State dollar.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group's foreign operations in the PRC is managed primarily through borrowings denominated in the relevant foreign currencies.

(2) *Price risk*

The Group is not exposed to equity securities price risk or commodity price risk as it does not held investments classified as available-for-sale financial assets or as financial assets at fair value through profit or loss.

(ii) ***Credit risk***

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. In addition, a predetermined maximum credit limit and term have been set for each customer.

(iii) ***Liquidity risk***

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group's Finance Department aims to maintain flexibility in funding by keeping committed credit lines available.

(iv) ***Cash flow and fair value interest rate risk***

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

(b) **Fair value estimation**

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4 CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(f). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Had the pre-tax discount rate applied to discounted cash flow been different from the management's estimate, the Group might result in different estimation of goodwill impairment.

(b) Useful lives of plant and machinery

The Group's management determines the estimated useful lives for its production plant and machinery. The estimate is based on the expected lifespan of those plant and machinery. It could change as a result of technical innovation in response to industry cycles. Management will increase/decrease the depreciation expense where useful lives are less/more than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Were the actual useful lives of the plant and machinery to differ by 10% from management's estimate, the carrying amount of the plant and machinery as at 31 December 2005 would differ by approximately US$4,975,000.

(c) Trade receivables

Trade receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired.

In determining whether allowance for bad and doubtful debts is required, the Group takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is made for trade receivables that are unlikely to be collected.

5 SALES AND SEGMENT INFORMATION

	2005	2004
	US$'000	*US$'000*
Sales		
6-inch wafer	73,720	76,520
Mask making	4,379	3,340
	78,099	79,860

Primary reporting format — geographical segments

An analysis by geographical segments, as determined by location of ultimate customers, is as follows:

	2005		
	Sales	Cost of goods sold	Gross profit
	US$'000	*US$'000*	*US$'000*
The PRC	52,982	(46,932)	6,050
Asia, other than the PRC	15,194	(16,909)	(1,715)
United States	5,637	(3,931)	1,706
Europe	4,286	(3,730)	556
	78,099	(71,502)	6,597

	2004		
	Sales	Cost of goods sold	Gross profit
	US$'000	*US$'000*	*US$'000*
The PRC	46,854	(32,299)	14,555
Asia, other than the PRC	20,900	(16,193)	4,707
United States	5,571	(4,405)	1,166
Europe	6,535	(4,109)	2,426
	79,860	(57,006)	22,854

6 EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analyzed as follows:

	2005	2004
	US$'000	*US$'000*
Depreciation of property, plant and equipment	22,559	14,814
Amortization of intangible assets	277	85
Employee benefit expense *(Note 13)*	10,858	10,039
Changes in inventories of finished goods and work in progress	3,400	4,693
Raw materials and consumables used	19,188	25,073
Operating lease expenses on land use right	13	13
Transportation	679	794
Operating lease expenses on factory premises and offices	1,474	1,327
Loss (gain) on disposal of property, plant and equipment	22	(7)
Impairment charges for property, plant and equipment	48	1,630
Impairment charges for goodwill	211	—
Provision (reversal of provision) on inventories to net realizable value	525	(17)
Provision of doubtful receivables	1,185	182
Auditors' remuneration	157	103

7 OTHER GAINS — NET

	2005	2004
	US$'000	*US$'000*
Interest income	172	185
Subsidy income — refund of value-added tax ("VAT") (a)	749	3,751
Others, net	437	(15)
	1,358	3,921

(a) According to relevant PRC rules and regulations, CSMC Technologies Fab 1 Co., Ltd. ("Fab 1"), the Company's only operating subsidiary in the PRC, being a qualified manufacturer of micro-electronics products, is entitled to refund of VAT from 1 July 2000 to 31 March 2005. The net VAT payables related to domestic sales were firstly paid to the tax bureau and any portion in excess of 3% of domestic sales would be refunded. The Group's VAT refund for the year ended 31 December 2005 amounted to approximately US$749,000 (2004: US$3,751,000). Such VAT refund has been recorded on cash basis.

8 FINANCE COSTS

	2005	2004
	US$'000	*US$'000*
Interest expense on bank loans	1,616	992

9 INCOME TAX EXPENSE

The Company is incorporated under the Companies Law (2003 Revision) of Cayman Islands and is not subject to taxation in Cayman Islands.

No Hong Kong profits tax has been provided as there was no assessable profit earned in or derived from Hong Kong.

The Company's subsidiaries registered in the PRC are subject to Enterprise Income Tax ("EIT") on the taxation income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws. The general applicable EIT rate is 33%. However, being located in the "Old Urban Area of Coastal Open Economic Zone" (沿海經濟開放區的老市區), CSMC Technologies Fab 1 Co., Ltd. ("Fab 1"), the only operating subsidiary of the Group in the PRC, is entitled to a preferential EIT rate of 24%. Furthermore, in accordance with the PRC "Law of Enterprise Income Tax for Enterprise with Foreign Investment", Fab 1 is also entitled to full exemption from EIT for the first two years and a 50% reduction in EIT for the next three years, commencing from the first profitable year after offsetting all tax losses carried forward from previous five years. Moreover, since Fab 1 also qualifies as an "advanced-technology enterprise", it is further entitled to a 50% reduction in EIT for an additional three years. The first profitable year of Fab 1 was 1999.

The amount of taxation (credited) charged to the consolidated income statement represents:

	2005	2004
	US$'000	*US$'000*
Current income tax		
— PRC taxation	—	1,673
— Reversal of over-accrued EIT (a)	(279)	—
Deferred income tax *(Note 18)*	(87)	(278)
	(366)	1,395

(a) In April 2005, Fab1 received approval from the PRC National Administration of Taxation to be classified as an encouraged technology intensive foreign investment enterprise with foreign investment in excess of US$30,000,000. As a result, from 1 January 2004 onwards, Fab 1 enjoys a preferential EIT rate of 15%. However, according to PRC "Law of Enterprise Income Tax for Enterprise with Foreign Investment", the minimum EIT rate applicable to a foreign investment enterprise is 10%, and therefore although Fab 1 can enjoy 50% reduction in EIT for the years ended 31 December 2004 to 2006, Fab 1 is still subject to 10% EIT rate. Accordingly, EIT previously over-accrued on a rate of 12% of approximately US$279,000 during the year ended 31 December 2004 was reversed to reflect the preferential EIT rate of 10%.

The tax on the Group's (loss) profit before tax differs from the theoretical amount that would arise using the enacted tax rates of the home country of the respective companies now comprising the Group as follows:

	2005	2004
	US$'000	*US$'000*
(Loss) profit before tax	(7,208)	11,566
Tax calculated at tax rates applicable to respective companies that comprising the Group	(554)	1,689
Effect of tax losses for which no deferred income tax asset was recognised	513	277
Income not subject to taxation	(77)	(464)
Expenses not deductible for taxation purposes	31	171
Recognition of deferred tax assets previously not recognized	—	(278)
Reversal of over-accrued EIT	(279)	—
Tax expense	(366)	1,395

10 (LOSS) PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The loss attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of US$1,235,000 (2004: profit of US$5,067,000).

11 (LOSS) EARNINGS PER SHARE

(a) Basic

Basic (loss) earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
(Loss) profit attributable to equity holders of the Company (US$'000)	(6,842)	10,171
Weighted average number of ordinary shares in issue ('000)	2,646,935	2,023,855
Basic (loss) earnings per share (US cent per share)	(0.26)	0.50

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has only one category of dilutive potential ordinary shares: shares to be issued under the Equity Incentive Plan (Note 33). The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the right of subscription.

	2004
Profit attributable to equity holders of the Company (US$'000)	10,171
Weighted average number of ordinary shares in issue ('000)	2,023,855
Adjustments for Equity Incentive Plan ('000)	145,999
Weighted average number of ordinary shares for diluted earnings per share ('000)	2,169,854
Diluted earnings per share (US cent per share)	0.47

No diluted loss per share for 2005 has been presented as the potential ordinary shares resulted from the Equity Incentive Plan are anti-dilutive.

12 PROFIT APPROPRIATIONS

(a) Dividends

The dividends paid during the year ended 31 December 2005 and 2004 were US$1,705,000 (US$0.00064 per share) and US$1,338,000 (US$0.0001 per share), respectively. The directors do not recommend the payment of a dividend for the year ended 31 December 2005.

	2005	2004
	US$'000	*US$'000*
Pre-listing dividends	—	1,338
Final, paid	1,705	1,677
	1,705	3,015

(b) Statutory reserve funds

The laws and regulations of the PRC require CSMC Technologies Fab 1 Co., Ltd. ("Fab 1"), the Company's only operating subsidiary in the PRC, to provide for certain statutory funds which are appropriated from profit for the year (based on its statutory accounts) after offsetting any prior years' losses but before dividend distribution.

According to relevant laws and regulations of the PRC, Fab 1, being a wholly-owned foreign enterprise, is required to provide for (i) "reserve fund" and (ii)"staff and workers' bonus and welfare fund". It is required to allocate at least 10% of its net profit after tax to the "reserve fund" until the balance of such fund has reached 50% of its registered capital while the appropriation to the "staff and workers' bonus and welfare fund" is at the discretion of Fab 1's board of directors.

These funds are created for specific purposes. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The staff and workers' bonus and welfare fund can only be used for collective welfare of the subsidiaries' employees and assets acquired through this fund shall not be taken as Fab 1's assets.

Under generally accepted accounting principles in Hong Kong, appropriations to the staff and workers' bonus and welfare fund have been included as expenses and the balance of the fund has been accounted for as a liability of the Group.

No appropriation has been made for the year ended 31 December 2005 as Fab 1 had incurred a loss during the year. In 2004, appropriations of US$1,023,000 and US$1,023,000 were made to reserve fund and enterprise expansion fund, respectively.

13 EMPLOYEE BENEFIT EXPENSE

	2005	2004
	US$'000	*US$'000*
Wages and salaries	8,277	7,864
Shares granted to directors and employees *(Note 33)*	1,453	1,171
Pension costs — defined contribution plans	1,128	1,004
	10,858	10,039

22 DIRECTORS' AND MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

The remuneration of every director for the year ended 31 December 2005 is set out below:

	Fees	Salary	Discretionary bonuses	Inducement fees	Other benefits[1]	Employer's contribution to pension scheme	Compensation for loss of office as director	TOTAL
	(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
Executive:								
Dr. Chen Cheng-Yu, Peter	64	90	—	—	108	—	—	262
Mr. Lee Naii, Robert	67	134	16	—	85	—	—	302
Mr. Tsai Nein-Nan	8	138	23	—	78	—	—	247
Non-executive:								
Mr. Ong Thiam Kin	12	—	—	—	—	—	—	12
Mr. Yu Yu	10	—	—	—	—	—	—	10
Dr. Chen Nan Xiang	8	—	—	—	—	—	—	8
Mr. Paul P. Wang[2]	4	—	—	—	—	—	—	4
Mrs. Oon Kum Loon	24	—	—	—	—	—	—	24
Mr. Hsue Chi Nan, Mark	22	—	—	—	—	—	—	22
Mr. Ralph Sytze Ybema	24	—	—	—	—	—	—	24

The remuneration of every director for the year ended 31 December 2004 is set out below:

	Fees (US$'000)	Salary (US$'000)	Discretionary bonuses (US$'000)	Inducement fees (US$'000)	Other benefits [1] (US$'000)	Employer's contribution to pension scheme (US$'000)	Compensation for loss of office as director (US$'000)	TOTAL (US$'000)
Executive:								
Dr. Chen Cheng Yu, Peter	12	150	171	—	74	—	—	407
Mr. Lee Naii, Robert	88	195	119	—	69	—	—	471
Mr. Tsai Nein Nan	90	154	86	—	36	—	—	366
Non-executive:								
Mr. Ong Thiam Kin	8	—	—	—	—	—	—	8
Mr. Yu Yu	6	—	—	—	—	—	—	6
Dr. Chen Nan Xiang	5	—	—	—	—	—	—	5
Mrs. Oon Kum Loon	16	—	—	—	—	—	—	16
Mr. Hsue Chi Nan, Mark	14	—	—	—	—	—	—	14
Mr. Ralph Sytze Ybema	16	—	—	—	—	—	—	16
Mr. James Ferguson Paton[3]	—	—	—	—	—	—	—	—
Mr. David Chow[3]	—	—	—	—	—	—	—	—
Ms. Loh Yi Wang, Laure[3]	—	—	—	—	—	—	—	—
Mr. Sai Chak Mak[3]	—	—	—	—	—	—	—	—
Mr. Chun Yao Yang, Paul[3]	—	—	—	—	—	—	—	—
Mr. Song Hwee Chia[3]	—	—	—	—	—	—	—	—

Notes:

(1) Other benefits include share-based payment, housing and other allowances.

(2) Appointed on 5 July 2005.

(3) Resigned on 8 May 2004.

During the year ended 31 December 2005, none of the directors waived any emoluments or has agreed to waive 2005 emoluments.

During the year ended 31 December 2004, approximately 18,003,000 shares of the Company were allocated to the directors under the "Equity Incentive Plan" (Note 33). Among these shares allocated, approximately 7,341,000 shares have been vested and issued as at 31 December 2005.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the year include three (2004: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2004: two) individuals during the year are as follows:

	2005	2004
	US$'000	*US$'000*
Basic salaries and allowances	289	343
Bonuses	24	217
Consultancy fee	59	97
	372	657

The emoluments fell within the following bands:

	Number of individuals	
	2005	2004
	US$'000	*US$'000*
Emolument bands		
Nil to HK$1,000,000 (equivalent to approximately US$128,000)	—	—
HK$1,000,001 to HK$1,500,000 (equivalent to approximately US$192,000)	1	—
HK$1,500,001 to HK$2,000,000 (equivalent to approximately US$256,410)	1	1
HK$2,000,001 to HK$2,500,000 (equivalent to approximately US$320,513)	—	—
HK$2,500,001 to HK$3,000,000 (equivalent to approximately US$384,615)	—	—
HK$3,000,001 to HK$3,500,000 (equivalent to approximately US$448,718)	—	1
	2	2

15 PROPERTY, PLANT AND EQUIPMENT

Group

	Machinery	Facility equipment	Motor vehicles	Furniture, fixtures and office equipment	Leasehold Improvement	Construction-in-progress	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Cost							
As at 1 January 2004	48,137	7,096	359	1,684	—	37,437	94,713
Additions	104	—	255	496	—	70,749	71,604
Transfers	54,263	6,757	—	—	—	(61,020)	—
Disposals	(650)	—	(12)	(147)	—	—	(809)
At 31 December 2004	101,854	13,853	602	2,033	—	47,166	165,508
Additions	4,494	353	—	2,238	—	33,495	40,580
Transfers	31,681	—	—	—	1,951	(35,138)	(1,506)
Disposals	(4)	—	(19)	(85)	—	—	(108)
Translation adjustments	2,470	347	15	185		1,160	4,177
As at 31 December 2005	140,495	14,553	598	4,371	1,951	46,683	208,651
Accumulated depreciation and impairment							
As at 1 January 2004	10,116	1,133	113	521	—	—	11,883
Depreciation expense	13,735	678	74	327	—	—	14,814
Impairment expense	1,630	—	—	—	—	—	1,630
Disposals	(694)	—	(1)	(89)	—	—	(784)
At 31 December 2004	24,787	1,811	186	759	—	—	27,543
Depreciation expense	20,150	1,668	89	505	147	—	22,559
Impairment expense	48	—	—	—	—	—	48
Disposals	(1)	—	(6)	(50)	—	—	(57)
Translation adjustments	814	45	6	166	1	—	1,032
As at 31 December 2005	45,798	3,524	275	1,380	148	—	51,125
Net book value							
At 31 December 2005	94,697	11,029	323	2,991	1,803	46,683	157,526
At 31 December 2004	77,067	12,042	416	1,274	—	47,166	137,965

Depreciation expense of US$22,025,000 (2004: US$14,346,000) has been expensed in cost of goods sold, US$19,000 (2004: US$17,000) in selling and marketing costs, US$455,000 (2004: US$395,000) in administrative expenses and US$60,000 (2004: US$56,000) in research and development expenses (2004: Nil).

Lease rentals amounting to US$1,474,000 (2004: US$1,327,000) relating to the lease of factory premises and offices are included in the income statement.

Certain bank borrowings are secured on machineries with a net book value of approximately US$11,436,000 (2004: Nil) (Note 25).

Construction-in-progress mainly comprises building under construction and machinery and equipment pending installation.

Company

	Construction-in-progress *US$'000*
Cost and net book value	
As at 1 January 2004	128
Additions	22,505
Disposals	(14,200)
As at 31 December 2004	8,433
Additions	245
Disposals	(8,678)
As at 31 December 2005	—

16 LAND USE RIGHTS

	2005 *US$'000*	**2004** *US$'000*
Beginning of year	554	567
Amortization of prepaid operating lease payment	(13)	(13)
Translation adjustments	13	—
End of year	554	554

The Group's interests in land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2005 *US$'000*	**2004** *US$'000*
Outside Hong Kong:		
With remaining lease period of 47 years	554	554

Certain bank borrowings are secured on land use rights with a net book value of US$554,000 (2004: Nil) (Note 25).

17 INTANGIBLE ASSETS

	Goodwill	Computer software	Total
	US$'000	*US$'000*	*US$'000*
Cost			
As at 1 January 2004	264	197	461
Additions	—	527	527
As at 31 December 2004			
— As previously reported	264	724	988
— Prior year adjustment *(Note 2(a))*	(53)	—	(53)
As at 31 December 2004 — restated	211	724	935
Additions	—	2,028	2,028
Translation adjustments	—	18	18
As at 31 December 2005	211	2,770	2,981
Accumulated amortization and impairment			
As at 1 January 2004	26	40	66
Amortization expense	27	58	85
As at 31 December 2004			
— As previously reported	53	98	151
— Prior year adjustment *(Note 2(a))*	(53)	—	(53)
As at 31 December 2004 — restated	—	98	98
Amortization expense	—	277	277
Impairment expense	211	—	211
Translation adjustments	—	4	4
As at 31 December 2005	211	379	590
Net book value			
As at 31 December 2005	—	2,391	2,391
As at 31 December 2004	211	626	837

Amortisation of US$277,000 (2004: US$85,000) is included in administrative expenses in the income statement.

18 DEFERRED INCOME TAX ASSETS

The gross movement on the deferred income tax assets account is as follows:

	2005	2004
	US$'000	*US$'000*
As at 1 January	278	—
Additions	87	278
Translation adjustments	14	—
As at 31 December	379	278

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Provisions on assets		Tax losses		Total	
	2005	2004	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
As at 1 January	278	—	—	—	278	—
(Debited) Credited to income statement	(1)	278	88	—	87	278
Translation adjustments	14	—	—	—	14	—
As at 31 December	291	278	88	—	379	278

The amounts shown in the balance sheet include the following:

	2005	2004
	US$'000	*US$'000*
Deferred tax assets to be recovered more than 12 months	379	278

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group did not recognize deferred income tax assets of US$513,000 (2004: US$277,000) in respect of losses amounting to US$3,621,000 (2004: US$1,517,000) that can be carried forward against future taxable income. Losses amounting to US$2,354,000 (2004: US$Nil) will expire in 2010.

19 INVENTORIES

	2005	2004
	US$'000	*US$'000*
Raw materials	4,167	5,699
Work-in-progress	7,376	4,453
Finished goods	1,843	1,353
Spare parts	4,486	5,048
	17,872	16,553

The cost of inventories recognized in costs of goods sold and in research and development expenses amounted to US$71,667,000 (2004: US$57,671,000).

20 TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Trade receivables				
— third parties	10,091	10,235	—	—
— related partied *(Note 31)*	3,806	5,707	—	—
Notes receivables	1,368	1,188		
	15,265	17,130	—	—
Less: provision for impairment of trade receivables	(446)	(663)	—	—
Trade receivables — net	14,819	16,467	—	—
Prepayment and other receivables	2,967	844	748	25
Due from related parties *(Note 31)*	217	783	113,416	103,453
	18,003	18,094	114,164	103,478

The fair values of trade and other receivables approximate their carrying value.

The majority of the Group's sales are on letter of credit or documents against payment. At 31 December 2005 and 2004, the ageing analysis of the trade receivables was as follows:

	2005	2004
	US$'000	*US$'000*
0 to 30 days	7,349	8,041
30 to 90 days	6,889	7,381
90 to 180 days	753	1,334
180 to 360 days	274	374
	15,265	17,130

There is no major concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognized a loss of US$1,185,000 (2004: US$182,000) for the impairment of its trade receivables during the year ended 31 December 2005. The loss has been included in the income statement.

21 RESTRICTED BANK DEPOSITS

Restricted bank deposits represent pledged deposits placed with banks as security for certain letters of credit issued by those banks on behalf of the Group (Note 30) and employee mortgage loans (Note 35).

22 CASH AND BANK BALANCES

	Group		Company	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Cash and bank deposits denominated in:				
Renminbi	11,545	6,936	—	—
US$	12,371	16,417	2,758	1,540
Others	862	1,110	264	435
	24,778	24,463	3,022	1,975

Renminbi is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to foreign exchange restrictions imposed by the PRC government.

The effective interest rate on short-term bank deposits was 0.72% (2004: 0.72%).

23 SHARE CAPITAL

	2005	2004
	US$'000	*US$'000*
Authorised		
10,000,000,000 (2004: 10,000,000,000) ordinary shares of HK$0.1 each	128,205	128,205
Issued and fully paid		
2,677,533,729 (2004: 2,616,146,090) ordinary shares of HK$0.1 each	34,327	33,540

Movement in share capital during the year was as follows:

	US$ denominated ordinary share		US$ denominated preferred shares		HK$ denominated ordinary share	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	'000	*US$'000*	*'000*	*US$'000*	*'000*	*US$'000*
As at 1 January 2004	111,800	11	52,200	5	—	—
Dividends satisfied by shares[a]	1,338	—	—	—	—	—
Issuance of shares	691	—	—	—	—	—
Repurchase and currency redenomination of share capital[b]	(113,829)	(11)	(52,200)	(5)	1,660,291	21,286
Exercise of warrants *(Note 32)*	—	—	—	—	271,440	3,480
Issuance of shares upon listing[c]	—	—	—	—	684,415	8,774
As at 31 December 2004	—	—	—	—	2,616,146	33,540
Repurchase of shares[d]		(5,424)	(70)			
Share issued under the Equity Incentive Plan *(Note 33)*	—	—	—	—	66,812	857
As at 31 December 2005	—	—	—	—	2,677,534	34,327

(a) In March 2004, the Company declared a dividend of US$1,338,000 which was satisfied by a bonus issue pursuant to which a total of 1,338,000 ordinary shares of US$0.0001 each of the Company were allotted and issued by the capitalisation of the sum of US$133.8 then standing to the credit of the share premium account of the Company.

(b) On 8 May 2004, 113,829,109 ordinary shares and 52,200,000 preferred shares of US$0.0001 each were repurchased and 1,660,291,090 ordinary shares of HK$0.1 each were allotted and issued, credited as fully paid, to the former holders of such ordinary and preferred shares in exchange therefore on a pro rata basis.

(c) 684,415,000 ordinary shares of HK$0.1 (equivalent to approximately US$0.0128) each were issued upon the Company's initial public offering of shares at an issue price of HK$0.5 (equivalent to approximately US$0.064) each on 13 August 2004, resulting in a share premium of approximately US$35,098,000.

(d) During the year ended 31 December 2005, the Company purchased 5,424,430 shares in the market for cancellation for a total consideration of US$285,000.

24 RESERVES

Group

	Share premium US$'000	Merger reserve US$'000	Warrant reserve US$'000	Equity compensation US$'000	Contributed surplus US$'000	Reserve fund US$'000	Enterprise expansion fund US$'000	Cumulative translation adjustments US$'000	Retained earnings US$'000	Total US$'000
Balance as at 1 January 2004	53,247	34,518	—	—	2,035	1,513	1,513	10	2,375	95,211
Issuance of warrants *(Note 32)*	—	—	17,400	—	—	—	—	—	—	17,400
Effect of repurchase and currency redenomination of share capital *(Note 23)*	(21,270)	—	—	—	—	—	—	—	—	(21,270)
Share issuance expenses	(7,433)	—	—	—	—	—	—	—	—	(7,433)
Exercise of warrants *(Note 32)*	13,920	—	(17,400)	—	—	—	—	—	—	(3,480)
Issuance of shares upon listing *(Note 23)*	35,098	—	—	—	—	—	—	—	—	35,098
Profit for the period (before restatement *(Note 2(a))*	—	—	—	—	—	—	—	—	11,342	11,342
Appropriations to statutory reserves *(Note 12(b))*	—	—	—	—	—	1,023	1,023	—	(2,046)	—
Translation adjustments	—	—	—	—	—	—	—	5	—	5
Balance as at 31 December 2004 as previously reported	73,562	34,518	—	—	2,035	2,536	2,536	15	11,671	126,873
Opening adjustment for adoption of HKFRS 2 *(Note 2(a))*	—	—	—	1,171	—	—	—	—	(1,171)	—
Balance as at 31 December 2004, restated	73,562	34,518	—	1,171	2,035	2,536	2,536	15	10,500	126,873
Implementation of the Equity Incentive Plan — vesting	—	—	—	1,453	—	—	—	—	—	1,453
Implementation of the Equity Incentive Plan — exercising	1,287	—	—	(1,453)	—	—	—	—	—	(166)
Repurchase of share capital *(Note 23)*	(215)	—	—	—	—	—	—	—	—	(215)
Loss for the year	—	—	—	—	—	—	—	—	(6,842)	(6,842)
Dividend declared	—	—	—	—	—	—	—	—	(1,705)	(1,705)
Translation adjustments	—	—	—	—	—	—	—	3,279	—	3,279
Balance as at 31 December 2005	74,634	34,518	—	1,171	2,035	2,536	2,536	3,294	1,953	122,677

Company

	Share premium	Merger reserve	Warrant reserve	Equity Compensation	(Accumulated losses) retained earnings	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Balance as at 1 January 2004	53,247	34,518	—	—	(501)	87,264
Issuance of warrants *(Note 32)*	—	—	17,400	—	—	17,400
Repurchase and currency re-denomination of share capital *(Note 23)*	(21,270)	—	—	—	—	(21,270)
Share issuance expenses	(7,433)	—	—	—	—	(7,433)
Exercise of warrants *(Note 32)*	13,920	—	(17,400)	—	—	(3,480)
Issuance of shares upon listing *(Note 23)*	35,098	—	—	—	—	35,098
Profit for the year	—	—	—	—	5,067	5,067
Balance as at 31 December 2004 — as previously reported	73,562	34,518	—	—	4,566	112,646
Opening adjustment for adoption of HKFRS 2 *(Notes 2(a))*	—	—	—	1,171	(1,171)	—
Balance as at 31 December 2004, restated	73,562	34,518	—	1,171	3,395	112,646
Implementation of the Equity Incentive Plan — vesting	—	—	—	1,453	—	1,453
Implementation of the Equity Incentive Plan — exercising	1,287	—	—	(1,453)	—	(166)
Repurchase of share capital *(Note 23)*	(215)	—	—	—	—	(215)
Loss for the year	—	—	—	—	(1,235)	(1,235)
Dividend declared	—	—	—	—	(1,705)	(1,705)
As at 31 December 2005	74,634	34,518	—	1,171	455	110,778

25 BORROWINGS

	Group		Company	
	2005	**2004**	**2005**	**2004**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Non-current				
Secured *(Note 15)*	9,230	—	—	—
Current				
Secured *(Note 15)*	3,000	—	—	—
Un-secured	29,922	17,500	5,000	—
	32,922	17,500	5,000	—
Total borrowings	42,152	17,500	5,000	—

As at 31 December 2005, the Group's long-term and short-term bank loans bore interest at rates ranging from 5.58% to 5.62% (2004: Nil) per annum and 4.41% to 6.32% (2004: 3.00% to 3.60%) per annum, respectively.

As at 31 December 2005, the Company's short-term bank loans bore interest at 5.54% (2004: Nil) per annum.

The exposure of the Group's and the Company's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	US$'000	*US$'000*	*US$'000*	*US$'000*
6 months or less	20,983	11,500	5,000	—
6 to 12 months	11,939	6,000	—	—
1 to 5 years	9,230	—	—	—
Over 5 years	—	—	—	—
Total borrowings	42,152	17,500	5,000	—

The maturity of borrowings is as follows:

	Group		Company	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Within 1 year	32,922	17,500	5,000	—
Between 1 to 2 years	2,230	—	—	—
Between 2 to 5 years	7,000	—	—	—
Total borrowings	42,152	17,500	5,000	—

The carrying amounts and fair value of the Group's non-current borrowings are as follows:

	Carrying amount		Fair values	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Long-term bank loans	9,230	—	9,109	—

The carrying amounts of short-term borrowing approximate their fair value.

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
US$	31,000	17,500	5,000	—
Renminbi	11,152	—	—	—
Total borrowings	42,152	17,500	5,000	—

26 TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*
Trade payables				
— third parties	15,447	14,402	—	—
— related partied *(Note 31)*	1,183	971	—	—
Notes payables	1,859	—	—	—
	18,489	15,373	—	—
Advance from customers	1,721	1,321		
Accruals and other payables	3,664	3,395	1,019	2,192
Due to related parties *(Note 31)*	958	544	589	35
	24,832	20,633	1,608	2,227

At 31 December 2005, the ageing analysis of the Group's trade payables (including amounts due to related parties of trading in nature) were as follows:

	2005	2004
	US$'000	*US$'000*
0 to 30 days	14,351	14,183
30 to 180 days	3,103	1,170
Over 180 days	1,035	20
	18,489	15,373

27 CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of (loss) profit before taxation to net cash inflow generated from operations

	2005	2004
	US$'000	*US$'000*
(Loss) profit before income tax	(7,208)	11,566
Adjustment for:		
Provision for doubtful receivables	1,185	182
Provision (reversal of provision) on inventories to net realisable value	525	(17)
Depreciation of property, plant and equipment	22,559	14,814
Amortisation of intangible assets	277	85
Loss (gain) on disposal of fixed assets	22	(7)
Impairment of fixed assets	48	1,630
Interest expenses	1,616	992
Interest income from bank deposits	(172)	(187)
Impairment of goodwill	211	—
Operating lease expenses on land use rights	13	13
Costs of equity incentive plan	1,453	1,171
Operating cash flows before working capital changes	20,529	30,242
Increase in long term prepaid expenses	(11)	(435)
Increase in inventories	(1,844)	(11,540)
Increase in trade and other receivables	(1,516)	(9,691)
Increase in trade and other payables	3,763	13,690
Net cash inflow generated from operations	20,921	22,266

28 INVESTMENTS IN SUBSIDIARIES

Investments in subsidiaries of the Company comprised:

	2005	2004
	US$'000	*US$'000*
Unlisted shares, at cost	34,527	34,527

Details of the Company's subsidiaries are as follows:

Name	Country/ place of incorporation/ establishment and kind of legal entity	Issued and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities and place of operations
CSMC Manufacturing Company Limited ("CSMC BVI")	British Virgin Islands ("BVI") Limited liability company	US$2	100%	—	Trading of integrated circuit and related products in Hong Kong
Advanced Microelectronics Limited ("AML")	BVI Limited liability company	US$1	100%	—	Investment holding in BVI
Qualibest Enterprises Limited ("QEL")	BVI Limited liability company	US$1	100%	—	Investment holding in BVI
CSMC Technologies Fab 1 Co., Ltd ("Fab 1")	The PRC Wholly-owned foreign enterprise	US$76,668,580	—	100%	Manufacture of integrated circuit and related products in the PRC
CSMC Technologies Fab 2 Co., Ltd ("Fab 2")	The PRC Wholly-owned foreign enterprise	US$50,000,000	—	100%	Manufacture of integrated circuit and related products in the PRC (pre-operating as at 31 December 2005)
Rightbest Limited ("Rightbest")	BVI Limited liability company	US$1	100%	—	Dormant

29 COMMITMENTS

(a) Capital commitments

As at 31 December 2005, the Group had the following significant capital commitments which were not provided for in the consolidated balance sheet of the Group:

	2005	2004
	US$'000	*US$'000*
Contracted but not provided for:		
— Acquisition of plant and machinery	4,588	25,549
— Acquisition of information technology system	929	—
Authorised but not contracted for:		
— Acquisition of plant and machinery	211,597	114,220
— Acquisition of information technology system	3,235	2,863
	220,349	142,632

(b) Operating lease commitments

As at 31 December 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2005	2004
	US$'000	*US$'000*
Factory premises and offices		
— Within 1 year	1,519	1,631
— After 1 year but within 5 years	4,732	5,015
— Later than 5 years	—	—
	6,251	6,646

(c) Others

Apart from the capital and operating lease commitments as described in (a) and (b) above, the Group has also entered into a co-operation agreement with Institute of Microelectronics of Chinese Academy of Science ("IMECAS") on 19 October 2005 pursuant to which IMECAS would let and/or sell certain manufacturing and office premises and assets to the Group in relation to the manufacturing of wafer. The Group will also inject additional machinery and equipment, procure upgrades and improvement on equipment provided by IMECAS.

A brief summary of the assets provided by IMECAS and the consideration thereon is set out below:

(i) a sum of US$6,210,000 for the use of certain 4 inch wafer equipment payable by yearly instalments over a period of 10 years commencing in 2006;

(ii) use of certain 6 inch wafer equipment at no cost during the subsistence of the co-operation agreement with IMECAS;

(iii) use of the manufacturing premises at no cost for a period of 10 years;

(iv) the use of the office premises which annual rental estimated to be approximately US$123,000 per annum (subject to adjustment in accordance with the actual space occupied by the Group and a separate lease agreement);

(v) annual licence fees in the sum of US$377,000 per annum (subject to a separate licence agreement(s)) for certain patented and non-patented technologies for a period of 12 years commencing on 1 January 2006;

(vi) technical support fees for approximately US$386,500 per annum (subject to a separate technical support agreement) for the provision of technical support services to the Group.

30 BANKING FACILITIES

As at 31 December 2005, the Group had aggregate banking facilities as follows:

	2005	2004
	US$'000	*US$'000*
Loan facilities	147,848	137,658
Letters of credit	5,642	2,613
Total facilities	153,490	140,271
Less: amount utilized		
Loan facilities	(42,152)	(17,500)
Letters of credit	(2,172)	(781)
Unused facilities	109,166	121,990

As at 31 December 2005, the amount of utilized letter of credit was guaranteed by certain of the Group's pledge deposit amounted to approximately US$503,000 (2004: approximately US$111,000) (Note 21).

31 RELATED PARTY TRANSACTIONS

(a) Name and relationship

Name	Relationship
Faithway Resources Limited ("Faithway")	A substantial shareholder of the Company
Central Semiconductor Manufacturing Corporation ("CSMC Cayman")	Under significant influence of a director and shareholder of the Company
China Resources Microelectronics (Holdings) Limited ("CR Microelectronics")	Parent company of Faithway
Central Semiconductor Manufacturing Co., Ltd. ("CSMC-HK")	Wholly-owned subsidiary of CSMC Cayman
Wuxi China Resources Microelectronics Co., Ltd ("Wuxi CR")	Wholly-owned subsidiary of CR Microelectronics
Wuxi China Resources Semico Co., Ltd. ("Wuxi CR Semico")	A subsidiary of CR Microelectronics as to 99.5% of its issued shares
Wuxi Huajing Multi-Services Co., Ltd. ("Wuxi Services")	A subsidiary of Wuxi CR as to 95% and Wuxi CR Semico as to 5%
IPCore Technologies Corporation ("IPCore")	Under significant influence of a director and shareholder of the Company
IPCore Technologies (Shanghai) Co., Ltd. ("IPCore SH")	Wholly-owned subsidiary of IPCore
Wiston Management Limited ("Wiston")	Controlled by Directors of the Company
Wuxi China Resources Huajing Microelectronics Co., Ltd. ("Wuxi Huajing")	A subsidiary of Wuxi CR as to 75% and CR Microelectronics as to 25% of its share capital
Shenzhen China Resources Semico Co., Ltd. ("Shenzhen CR Semico")	A subsidiary of Wuxi CR Semico as to 75% and CR Microelectronics as to 25% of its share capital

(b) **Related party transactions**

During the year ended 31 December 2005, the Group had the following significant transactions with related parties. Sales and purchases transactions are negotiated with related parties in a normal course of business with a margin on the same basis with non-related parties.

	2005	2004
	US$'000	*US$'000*
Sales of goods		
— Wuxi CR Semico	11,438	13,737
— IPCore SH	3,221	3,310
— IPCore	3,136	1,296
— Shenzhen CR Semico	1,005	642
Utilities fee paid to Wuxi CR	11,684	8,940
Operating lease paid to Wuxi CR	1,353	1,102
Consulting fee paid to Wiston	234	465
Wafer milling services fee paid to Wuxi CR and its subsidiary	88	360
Storage and transportation fee paid to Wuxi CR and Wuxi Services	156	130
Purchase of mask from Wuxi CR	24	21
Rental of staff quarters paid to Wuxi CR and Wuxi Services	14	20
Design and technical service fees paid to IPCore	666	1,363

Key management compensation

	2005	2004
	US$'000	*US$'000*
Salary and other short term employee benefits	599	1,067
Share-based payments	212	177
	811	1,244

(c) **Related party balances**

As at 31 December 2005, the Group and the Company had the following significant balances with related parties:

Group

	2005	2004
	US$'000	*US$'000*
Receivables from related parties (Note 20):		
(i) Trade		
— Wuxi CR Semico	2,548	3,080
— IPCore SH	737	2,055
— IPCore	270	136
— Shenzhen CR Semico	251	436
	3,806	5,707
(ii) Non-trade		
— CSMC Cayman	203	193
— CSMC HK	5	188
— IPCore SH	4	—
— IPCore	4	—
— Wuxi CR	1	402
	217	783
Payables to related parties (Note 26):		
(i) Trade		
— Wuxi CR	1,183	971
(ii) Non-trade		
— CSMC Cayman	476	—
— Wuxi CR	94	1
— IPCore	36	455
— Wiston	23	16
— IPCore SH	294	29
— CSMC HK	18	—
— Wuxi Services	15	43
— Wuxi Huajing	2	—
	958	544

Company

	2005	2004
	US$'000	*US$'000*
Due from related parties (Note 20)		
— Subsidiaries of the Company	113,416	103,478
Due to related parties (Note 26)		
— CSMC Cayman	474	—
— Subsidiaries of the Company	73	—
— IPCore SH	19	19
— Wiston	23	16
	589	35

As at 31 December 2005, all balances with related parties were unsecured, non-interest bearing and with no fixed repayment terms.

32 WARRANTS

On 27 February 2004, the Company issued 17,400,000 unlisted warrants at US$1 each with total proceeds of US$17,400,000.

Subscription monies paid by a holder of the warrants upon exercise of the relevant warrants will be applied in paying up any ordinary shares issued pursuant to such exercise. Such warrants are exercisable on the date of the Company's listing on 13 August 2004 and shall lapse on the date immediately following the first anniversary of such date.

Pursuant to a supplement agreement dated 28 June 2004, the Company and the holders of the warrants agreed that the price per share payable for the subscription of shares upon the exercise of a warrant shall be HK$0.5 (equivalent to approximately US$0.064) per share, being the final offer price upon the listing of the Company's share, and a total of 271,440,000 shares would fall to be issued should all the warrants be exercised.

Upon listing, all of the 17,400,000 warrants were exercised and consequently 271,440,000 ordinary shares with a par value of HK$0.1 (equivalently to approximately US$0.013) each were issued at HK$0.5 (equivalent to approximately US$0.064) each according to the terms of the warrants resulting in a share premium of approximately US$13,920,000.

33 SHARE-BASED COMPENSATION

(a) Equity Incentive Plan

The Company, as approved by its shareholders by way of ordinary resolution, adopted an "Equity Incentive Plan" (the "Plan") on 8 May 2004. Under the Plan the Company may allocate the Company's shares to full time employees of the Company and its subsidiaries, and the directors (including executive directors, non-executive directors and independent non-executive directors) (the "participants"). The objective of the Plan is to share the pride of ownership among the executives and employees of the Group and to reward their performance and contribution. The term of the Plan is 10 years from the date of adoption.

Under the Plan, the total number of shares which may fall to be issued must not exceed 15% of the shares of the Company in issue from time to time and, when aggregated with the number of shares which may be issued under any other employee incentive schemes (if any), must not exceed 30% of the shares of the Company in issue from time to time. Further, the total number of shares which may be issued pursuant to the Plan in any financial year must not exceed 3% of the total number of shares in issue at the close of business on the last business day of the preceding financial year.

In general, the shares allocated under the Plan will vest in equal portions over a period of four years commencing from the date of the grant to the participants. Shares allocated will only be issued once they vest and formal applications from the respective participants are received. An administration fee of US$0.01 per share is payable by the participant upon application. Such vested and applied for shares will be issued to the participants as bonus shares.

The fair value of options granted during the year determined using the binomial model were HK$0.41 (first grant) and HK$0.36 (second grant). The significant inputs into the model were share price at the grant date of HK$0.49 (first grant) and HK$0.45 (second grant), expected dividend paid out rate of 1% and annual risk-free interest rate of 1.99%. The volatility is measured based on the volatility return on Hang Seng Index for the past ten years.

Details of the shares under the Plan are as follows:

Name	Total number of shares under the Plan as at 1 January 2005						Total number of shares under the Plan as at 31 December 2005		
	Allocated but not vested	Vested	Total	Allocated during the year	Vested during the year	Issued during the year	Allocated but not vested	Vested	Total
	'000	'000	'000	'000	'000	'000	'000	'000	'000
Directors									
— Peter Chen	6,415	1,402	7,817	—	1,750	3,152	4,665	—	4,665
— Robert Lee	4,582	1,268	5,850	—	1,250	2,518	3,332	—	3,332
— Gene Tsai	3,665	671	4,336	—	1,000	1,671	2,665	—	2,665
Employees	110,502	15,980	126,482	4,746	44,031	59,471	71,217	540	71,757
	125,164	19,321	144,485	4,746	48,031	66,812	81,879	540	82,419

(b) **Share Options Plan**

The Company, as approved by its shareholders by way of ordinary resolution, adopted a "Share Option Scheme" (the "Scheme") on 27 May 2005. Under the Scheme, the Company may issue options to the directors (including executive directors, non-executive directors and independent non-executive directors) and employees of the Company and its subsidiaries and any advisors, consultants, distributors, contractors, contract manufacturers, suppliers, agents, customers, business partners, joint venture business partners, service providers of the Company and its subsidiaries (the "Scheme participants"). The objective of the Scheme is to provide the Scheme participants with the opportunity to acquire proprietary interests in the Company and to encourage the Scheme participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The term of the Scheme is 10 years from the date of adoption.

The exercise price is determined by the Remuneration Committee, a committee of the Board comprising two independent non-executive Directors and non-executive Director as established by the Board from time to time, at its absolute discretion and notified to the participant in the offer and shall not be less than the higher of:

— the closing price of the shares as stated in the daily quotations sheet issued by the Stock Exchange of Hong Kong Limited on the date of grant;

— the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of grant; and

— the nominal value of a Share on the date of grant.

An option may be exercised by the grantee at any time during a period to be notified by the Board to each grantee at the time of making an offer, which shall not expire later than ten years from the date of grant.

No option was granted under the Scheme during the year ended 31 December 2005.

34 PENSIONS — DEFINED CONTRIBUTION PLANS

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme ("the MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, the Group and its Hong Kong employees makes monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation, subject to a cap of Hong Kong dollar 1,000 (equivalent to approximately US$128) per person per month and thereafter contributions are voluntary. When employees leave before the funds vest, contributions from the Group are forfeited and available to reduce future contribution of the Group. There was no forfeited contributions available at the year end to reduce future contributions (2004: Nil).

Pursuant to PRC laws and regulations, contributions to the basic old age insurance for local staff of the Company's subsidiaries operating in the PRC are made monthly to a government agency based on 29% of the standard salary set by the provincial government, of which 22% is borne by the subsidiaries and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement.

Contribution totalling US$52,000 (2004: US$69,000) were payable to the funds at year end.

35 CONTINGENT LIABILITIES

During the year, the Group has provided corporate guarantee to a third party bank for the down payment mortgage loan, in addition to the pledged bank deposit as set out in Note 21, of its employees amounting to approximately US$340,000 (2004: US$62,000). Management anticipate that no material liabilities will arise from the above guarantees.

36 SUBSEQUENT EVENTS

On 1 March 2006, the Group has entered into a supplementary agreement with IMECAS pursuant to which the effective date of the co-orporation agreement as described in Note 29(c) has been postponed from 1 January 2006 to 1 April 2006.

37 COMPARATIVES

Certain comparative figures were reclassified to conform to the current year presentation.

SECTION III — RECONCILIATION STATEMENT PURSUANT TO RULE 5.07 OF THE LISTING RULES

CSMC's property interests as at 30 April 2006 have been valued by an independent valuer. The text of the letter, valuation summary and valuation certificates in connection with the aforesaid property interests are set out in Appendix IV of this Composite Document.

The statement below shows the reconciliation of property interests from the audited consolidated financial statements as at 31 December 2005 to the unaudited consolidated management accounts as at 30 April 2006 (the effective date of the valuation):

	US$'000
Net book value of land use rights as at 31 December 2005	554
Movement for the four months ended 30 April 2006	
— addition	(4)
Net book value of land use rights as at 30 April 2006	550
Valuation surplus	10,573[1]
Valuation as at 30 April 2006 per Appendix IV	11,123 (equivalent to RMB90,000,000)

(1) As at 30 April 2006, the market value of the land use rights was US$11,123,000 (or RMB90,000,000). However, due to a subsidy from the Wuxi New District Commission, the net book value for the land use rights as at 30 April 2006 was US$550,000. Therefore, the valuation surplus as at 30 April 2006 came to an amount of US$10,573,000. Please refer to Notes 1 to 3 of Property No. 1 in Appendix IV — Property Valuation of the CSMC Group for more details.

Vigers Appraisal & Consulting Limited
International Assets Appraisal Consultants

10th Floor, The Grande Building
398 Kwun Tong Road
Kowloon
Hong Kong

VIGERS 威格斯

15 June 2006

The Directors
CSMC Technologies Corporation
Room 1101, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value of the property interests of CSMC Technologies Corporation (the "Company") and its subsidiaries (together referred to as the "Group") in Hong Kong, the People's Republic of China (the "PRC") and Taiwan, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of such property interests as at 30 April 2006 for incorporation in the composite document dated 15 June 2006 in relation to the voluntary conditional offer by Citigroup Global Markets Asia Limited, on behalf of China Resources Logic Limited, for the entire issued share capital of the Company.

Our valuation is our opinion of the market value which we would define as intended to mean — "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In valuing property No. 1, which is owned by the Group in the PRC, we have adopted a combination of the market and depreciated replacement cost approaches in assessing the land portions of the property and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the property as a whole. In the valuation of the land portions, reference has been made to the standard land prices in Wuxi City and the sales evidence as available to us in the locality. As the nature of the buildings and structures cannot be valued on the basis of market value, they have therefore been valued on the basis of their depreciated replacement cost. The depreciated replacement cost approach considers the current cost of replacement (reproduction) of the buildings and improvements less deductions for physical deterioration and all relevant forms of obsolescence and optimisation. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparable sales. The approach is subject to adequate potential profitability of the business.

In valuing the properties which are rented by the Group in Hong Kong, the PRC and Taiwan, we have assigned no commercial value due to the prohibition against assignment of the property or otherwise due to the lack of substantial profit rents.

Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

We have been provided with photocopies of the title documents relating to such property interests. We have not, however, searched the original documents to verify ownership or to verify existence of any lease amendments which do not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions measurements and areas are approximations.

In undertaking our valuation of the properties No. 1, 3-9, we have relied on the legal opinion provided by the Group's PRC legal adviser ("the PRC Legal Opinion"). In relation to properties No. 10 and 11, we have relied on the legal opinion provided by the Group's Taiwan legal adviser ("the Taiwan Legal Opinion").

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

We rely to a considerable extent on information provided by the Group and have accepted advise given to us by the Group on matters such as planning approvals, statutory notices, easements, tenure, occupation, lettings, site and floor areas in the identification of those property interests in which the Group has a valid interest.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances restrictions and outgoings of an onerous nature which could affect their values.

According to the information provided by the Group, the potential tax liability which would arise on the disposal of property interests in the PRC are business tax (5%), land appreciation tax (approximately 30% to 60% of the appreciation amount) and corporate income tax (33%). However, in the course of our valuation, we have not considered such tax liability. Since the Group uses or will use the properties for business operation, there is no intention for the Group to dispose of these properties at present and such tax liabilities are not going to crystalise.

All money amounts stated are in Renminbi, HK$ or NT$. The exchange rate used in valuing the property interests in the PRC on 30 April 2006 was HK$1 = RMB1.04. The exchange rate used in valuing the property interests in Taiwan on 30 April 2006 was HK$1 = NT$4.48. There has been no significant fluctuation in exchange rate between that date and the date of this letter.

We enclose herewith a summary of our valuation and the valuation certificates.

Yours faithfully,
For and on behalf of
VIGERS APPRAISAL & CONSULTING LIMITED
Raymond Ho Kai Kwong,
Registered Professional Surveyor
MRICS MHKIS MSc(e-com)
Executive Director

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc(e-com) has nineteen years' experience in undertaking valuations of properties in Hong Kong and Macau, has over twelve years' experience in the valuation of properties in the PRC and has extensive experience in the valuation of leased properties in Taiwan.

SUMMARY OF VALUATION

	Property	Market value as at 30 April 2006
	Group I — Property owned by the Group in the PRC	
1.	A land located at Lot Nos. 86 and 87, Wuxi National Hi-tech Industry Development Zone, Wuxi City, Jiangsu Province, The PRC	RMB90,000,000 (equivalent to HK$86,538,000)
	Sub-total:	RMB90,000,000 (equivalent to HK$86,538,000)
	Group II — Property rented by the Group in Hong Kong	
2.	Suite No. 01 on Level 11, No.39 Lung Sum Avenue, Landmark North, Sheung Shui, New Territories, Hong Kong	No commercial value
	Sub-total:	Nil
	Group III — Properties rented by the Group in the PRC	
3.	Levels 1 and 2 of Block No.1 and Level 2 of Block No.4, Jiangnan Jia She, No.14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, The PRC	No commercial value
4.	The factory and ancillary office of No.14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, The PRC	No commercial value

	Property	Market value as at 30 April 2006
5.	The Research and Development Building of No.14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, The PRC	No commercial value
6.	Units 301-1, 302-1, 302-2, 501-3, 502-1 and 602-1, No.98, District 2, Tai Hu Garden, Wuxi City, Jiangsu Province, The PRC	No commercial value
7.	No. 2-7-802 Tian Shan Road, Yin He Garden, Wuxi City, Jiangsu Province, The PRC	No commercial value
8.	No. 2-6-802 Tian Shan Road, Yin He Garden, Wuxi City, Jiangsu Province, The PRC	No commercial value
9.	Unit E, Level 11, Xin Hao Fang Building, Shen Nan Main Road, Nan Shan District, Shenzhen, The PRC	No commercial value
	Sub-total:	Nil

Property	Market value as at 30 April 2006
Group IV — Properties rented by the Group in Taiwan	
10. Portion of Unit 503 on 5th Floor, Lotus Building, No.136 Jen Ai Road Section 3, Taipei, Taiwan	No commercial value
11. Unit 4 on 3rd Floor and parking spaces nos. 98 and 99 on Basement Level 2, No. 18, Pu Ting Road, Hsin Chu City, Taiwan	No commercial value
Sub-total:	Nil
Grand Total:	**RMB90,000,000 (equivalent to HK$86,538,000)**

VALUATION CERTIFICATE

Group I — Property owned by the Group in the PRC

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
1.	A land located at Lot Nos.86 and 87, Wuxi National Hi-tech Industry Development Zone, Wuxi City, Jiangsu Province, The PRC	The property comprises a parcel of land with a site area of approximately 310,231.8 sq.m. (3,339,335 sq.ft.). The property is developed in three phases. Phase I is under construction and will comprise the following buildings with 1 to 6 storeys when completed: **Building** — **Gross Floor Area** (*sq.m.*) Office Building 15,954 Produce Fab — Ph-1 41,647 Equipment Building 21,692 Mechanical Building 10,506 Waste Water Treatment Plant 3,317 Power Station 1,440 Canteen 10,080 Composite Building 5,299 Water Station 1,584 Total: 111,519 It is expected that the above buildings of Phase I will be completed in late 2006. The property is held under a land use rights for a term of 50 years commencing from 30 September 2002 to 29 September 2052 for industrial use.	The property is at present under construction and the superstructure of the buildings were completed.	RMB90,000,000 (equivalent to HK$86,538,000)

Notes:

1. Pursuant to a State-owned Land Use Rights Grant Contract (the "Land Contract") dated 13 September 2002, Wuxi City State-owned Land Resources Bureau has granted a land to CSMC Technologies (Wuxi) Co., Ltd. (now renamed as CSMC Technologies Fab 2 Co., Ltd. and is a wholly-owned subsidiary of the Company) ("CSMC-Wuxi") with a site area of approximately 300,000 sq.m. for industrial use for a term of 50 years commencing from 30 September 2002 to 29 September 2052 with a land grant premium of RMB54,000,000 (or RMB180 per sq.m.). The actual amount of land grant premium that is payable would be based on the actual site area granted as per a site survey, i.e. the area stated in the State-owned Land Use Rights Certificate.

   (a) Grantee: CSMC-Wuxi

   (b) Main building nature: Factory

   (c) Ancillary building nature: composite supplementary building

(d)	Plot ratio:	≤ 1.2
(e)	Density restriction:	≤ 40%
(f)	Height restriction:	≤ 24M
(g)	Green area ratio:	≥ 30%
(h)	Building convenant:	31 December 2002
(i)	Alienation clause:	investment greater than 25% of the total investment cost

2. Pursuant to an Agreement of Land Use Rights Grant Premium dated 13 September 2002, the Wuxi New District Commission agreed to repay the difference between the land premium stated in the Land Contract, i.e. the difference between RMB180 per sq.m. and RMB10,000 per mu (or RMB15 per sq.m.), to CSMC-Wuxi. Hence, the actual land grant premium should be calculated using a unit rate of RMB15 per sq.m.

3. The actual land grant premium is calculated by multiplying the actual site area of 310,231.8 sq.m. by a unit rate of RMB15 per sq.m. and hence an amount of RMB4,653,477 should be paid. As advised by the Group, the actual land grant premium of the subject property of RMB4,653,477 (or approximately USD563,000) has been settled.

4. Pursuant to a State-owned Land Use Rights Certificate dated 18 October 2005 (document no.: Xi Xin Guo Yong (2005) Di No. 292), a land with a site area of approximately 310,231.8 sq.m. for industrial use for a term expiring on 29 September 2052 has been granted to CSMC-Wuxi.

5. Pursuant to an Agreement of Commencement Work of a Land ("Agreement of Commencement Work") dated 18 January 2004, Wuxi New District Commission and Wuxi City New District State-owned Land and Real Property Administrative Bureau confirmed that CSMC-Wuxi satisfied the requirement on paying the land grant premium and CSMC-Wuxi is permitted to commence construction work of the main factory building before 30 June 2004.

6. Pursuant to a Construction Work Commencement Permit (document no.: Xi Xin Jian Shi Xu (2004) Di No. 35) dated 13 August 2004, CSMC-Wuxi is permitted to construct properties with a total area of approximately 72,271 sq.m..

7. Pursuant to a Construction Work Commencement Permit (document no.: Xi Xin Jian Shi Xu (2005) Di No. B32) dated 22 March 2005, CSMC-Wuxi is permitted to construct properties with a total area of approximately 15,519 sq.m..

8. Pursuant to a Construction Work Commencement Permit (document no.: Xi Xin Jian Shi Xu (2005) Di No. B99) dated 19 September 2005, CSMC-Wuxi is permitted to construct properties with a total area of approximately 19,867 sq.m..

9. As advised by the Group, all the buildings under construction erected on the subject site have obtained the relevant Construction Work Commencement Permits.

10. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 16 July 2002, CSMC-Wuxi was permitted to register with a registered capital of US$50,000,000. The term of operation is commencing from 16 July 2002 to 15 July 2052.

11. The land use rights of the property is subject to a mortgage in favour of Agricultural Bank of China for a term commencing from 30 March 2005 to 29 March 2008.

12. For the construction in progress, the incurred construction cost and estimated total cost of completing the buildings with construction in progress as at 30 April 2006 were RMB301,381,000 and RMB50,619,000 respectively. The completion value of the construction in progress is RMB352,000,000. As the buildings are currently under construction and the building ownership certificates have not been obtained, we have attributed no commercial value to such construction-in-progress for the purposes of our valuation.

13. The PRC Legal Opinion states that:

(i) The land use rights of the property was vested in CSMC-Wuxi.

(ii) CSMC-Wuxi satisfied the requirement on paying the land grant premium according to the Land Contract and Land Premium Payment Agreement.

(iii) CSMC-Wuxi has the right to transfer, mortgage, or other arrangement according to the laws to deal with the granted land use rights of the property within the land use rights term.

(iv) Pursuant to a loan agreement, CSMC-Wuxi as the guarantor to a loan of CSMC Technologies Fab 1 Co., Ltd. (a wholly-owned subsidiary of the Company) mortgaged its land use rights of the subject property in favour of the Agricultural Bank of China. The mortgage has been registered and is valid and effective. If the mortgagee cannot repay the loan when the loan agreement term expired, then the mortgagor may enforce its obligations according to the loan agreement.

Group II — Property rented by the Group in Hong Kong

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
2.	Suite No. 01 on Level 11, No.39 Lung Sum Avenue, Landmark North, Sheung Shui, New Territories, Hong Kong	The property comprises an office unit on the 11th Floor of a 21-storey (excluding 3 basement floor) commercial building completed in or about 1995. The property has a gross floor area and a saleable area of approximately 1,912 sq.ft (177.63 sq.m.) and 1,467 sq.ft. (136.29 sq.m.) respectively.	The property is leased by the Group for a term of 2 years commencing from 11 September 2004 to 10 September 2006 at a monthly rent of HK$17,972.8 (exclusive of rates, air-conditioning and management fee). The property is occupied by the Group as office.	No commercial value

Note:

1. The Landlord is not a connected person (as defined in the Listing Rules).

Group III — Properties rented by the Group in the PRC

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
3.	Levels 1 and 2 of Block No.1 and Level 2 of Block No.4, Jiangnan Jia She, No. 14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, The PRC	The property comprises levels 1 and 2 of a 3-storey dormitory building and level 2 of another 3-storey dormitory building. They were completed in or about 1950's. The property has a total gross floor area of approximately 2,023.6 sq.m. (21,782 sq.ft.).	The property is leased by the Group for a term of 18 months commencing from 1 September 2005 at a monthly rent of RMB18,240. The property is occupied by the Group as dormitory.	No commercial value

Notes:

1. Pursuant to a tenancy agreement dated 1 September 2003 and a supplemental agreement dated 10 February 2004, Wuxi CSMC-HJ Semiconductor Co., Ltd. agreed to lease from 無錫華晶綜合服務有限公司 (Wuxi Huajing Multi-Services Co., Ltd.), a connected person of the Company, the above premises for a term of 2 years commencing from 1 September 2003 to 31 August 2005 at a monthly rent of RMB18,240 and which has been extended for a further 18 months.

2. Pursuant to a letter of reply issued by the 江蘇省對外貿易經濟合作廳 (Jiangsu Province Foreign Trading and Economical Cooperating Office) dated 24 November 2003, the name of Wuxi CSMC-HJ Semiconductor Co., Ltd. has been changed to CSMC Technologies Fab 1 Co., Ltd. ("CSMC-HJ").

3. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

4. The lessor is a connected person (as defined in the Listing Rules) of the Company. The lessor is a subsidiary of China Resources Logic Limited, a substantial shareholder of the Company.

5. The PRC Legal Opinion states, inter alia, that:

   (i) Wuxi CR has obtained the building ownership certificate and state-owned land use rights certificate of the subject property.

   (ii) Wuxi Huajing Multi-Services Co., Ltd. signed the tenancy agreements and the supplemental agreement on behalf of Wuxi CR. The tenancy agreement and the supplemental agreement are valid, lawful and legally enforceable between the parties. However, as the tenancy agreement and supplemental agreement have not been registered with the authority, therefore the tenancy agreement and the supplemental agreement will not be enforceable against any bona fide third parties if his/her lease of the subject property has been registered. There will be a risk that the lessee would have to vacate the property but no penalty from relevant government department will be imposed on the lessee.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
4.	The factory and ancillary office of No.14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, The PRC	The property comprises a 4-storey factory building completed in or about 1986. The property has a total gross floor area of approximately 15,319.31 sq.m. (164,897 sq.ft.).	The property is leased by the Group for a term as states in Notes 1 to 3 below at a monthly rent of RMB260,000. The property is occupied by the Group as factory and ancillary office.	No commercial value

Notes:

1. Pursuant to a tenancy agreement ("Real Property Tenancy Agreement") dated 1 March 2003, Wuxi CSMC-HJ Semiconductor Co., Ltd. agreed to lease from Wuxi CR, a connected person of the Company, the above premises for a term of 2 years commencing from 1 March 2003 to 28 February 2005 at a monthly rent of RMB260,000. The Real Property Tenancy Agreement covers the premises of Fab 1 and the consideration stated therein forms part of the total consideration payable by the Group for lease of Fab 1, which includes other facilities not forming part of this tenancy. That means the Real Property Tenancy Agreement only covers the portion of property of the two lease agreements dated 1 March 2003 ("Factory Tenancy Agreements") which also include other facilities and with a total consideration of RMB760,083.29 per month and the expiry date is the same as the term of operation of CSMC-HJ.

2. Pursuant to a Supplementary Real Property Tenancy Agreement dated 6 June 2004, it states that the term of the Real Property Tenancy Agreement will be automatically renewed at 3 year interval or other term agreed by relevant authority until the expiry of the term as agreed by both parties. The lessor cannot sign any tenancy, which conflicts with the existing lease with other parties regarding the subject property during the term of the Real Property Tenancy Agreement. Both parties have the rights and obligations to apply for registration of all effective tenancies individually or together. Each party should cooperate with the other for the registration of the tenancy.

3. Pursuant to a Supplementary Factory and Supporting Facilities Tenancy Agreement dated 6 June 2004, it states that the main factory with a gross floor area of approximately 15,319.31 sq.m. is leased with a monthly rent of RMB260,000 and the supporting facilities occupy approximately 10,006 sq.m. of the aforesaid main factory are leased with a monthly rent of RMB500,000. The lessor agreed that the rental payable shall be in line with rates charged to independent third parties. Both parties agreed to review the rental once every three years and may come to further agreement on adjustment (if any) in the event of material changes to market conditions. In addition, the lessee may terminate the tenancy (i) during the first ten years of the lease of the factory and supporting facilities by giving five years' written notice to the lessor; (ii) during the second ten years by giving two years' written notice; and (iii) by giving one year's written notice thereafter. In addition, the lease will automatically renewed during the term of operation of the lessee at 20 year interval until 2049 and keeping all conditions the same as before. The lessor cannot sign any lease agreement, which conflicts with the existing lease, with other parties regarding the subject property during the lease term of the factory and supporting facilities. Both parties have the rights and obligations to apply for registration of all effective tenancies individually or together. Each party should cooperate with the other for the registration of the tenancy. If it is required by relevant laws or registration department, the parties should enter another tenancy complying with the requirements from relevant laws

or registration department and in consistent with the Real Property Tenancy Agreement for the purpose of registration. So that the lease can be protected by the tenancy registration during the operation term of the lessee. If one party fails to assist for the application of registration, the other party has the rights to act as the agency of that party to complete the registration.

4. Pursuant to a letter of reply issued by the 江蘇省對外貿易經濟合作廳 (Jiangsu Province Foreign Trading and Economical Cooperating Office) dated 24 November 2003, the name of Wuxi CSMC-HJ Semiconductor Co., Ltd. has been changed to CSMC-HJ.

5. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

6. The lessor is a connected person (as defined in the Listing Rules) of the Company. The lessor is a subsidiary of China Resources Logic Limited, a substantial shareholder of the Company.

7. The PRC Legal Opinion states, inter alia, that:

   (i) The lessor has obtained the ownership of the property and the lease arrangement is complied with the relevant regulations.

   (ii). The tenancy agreements stated in Notes 1, 2 and 3 above are legally enforceable. The rights and obligations of the parties of the tenancy agreements are protected by the PRC Laws. The Real Property Tenancy Agreement has been registered in the Wuxi City Real Estate Administrative Bureau.

   (iii) Pursuant to the People's Republic of China Contract Law, the term of any tenancy cannot exceed 20 years. However, the arrangement of the lease term will be automatically renewed at 20 year interval until 2049 in the tenancy stated in Note 3 is complied with the PRC Laws and legally effective and enforceable on both parties.

   (iv) Moreover, according to relevant laws and requirements of relevant registration department, the arrangement of enter another tenancy by the parties complying with the requirements from relevant laws or registration department for the purpose of registration is complied with the PRC Laws. The lease can be protected by the registration and resist third party during the operation of the lessee. The lease is legally binding and enforceable. The rights and obligations of the parties are protected and bound by the PRC Laws.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
5.	The Research and Development Building of No.14 Liang Xi Lu, Bin Hu District, Wuxi City, Jiangsu Province, The PRC	The property comprises a 6-storey building completed in or about 2006. The property has a gross floor area of approximately 10,000 sq.m. (107,640 sq.ft.).	The property is leased by the Group for a term with an expiry date same as that of the term of Property No.4 with a monthly rent RMB150,000. The property is occupied by the Group as office.	No commercial value

Notes:

1. Pursuant to an agreement dated 19 March 2004 and a supplemental agreement dated 6 June 2004, CSMC-HJ agreed to lease from Wuxi CR an office premises with an estimated gross floor area of approximately 10,000 sq.m. with a term expiring on the date same as the expiry date of that of the lease term of Property No.4 with a monthly rent of RMB15 per sq.m. The parties have also agreed that, without default of either party, the Group may terminate the lease (i) during the first ten years (from the effective date of the tenancy agreement of Property No.4 and ending 5 May 2009) by giving five years' written notice to Wuxi CR; (ii) during the second ten years of operation by giving two years' written notice; and (iii) by giving one year's written notice thereafter. In addition, the lease will automatically renewed during the term of operation of the lessee at 20 year interval until 2049 and keeping all conditions the same as before.

2. Pursuant to a letter of reply issued by the 江蘇省對外貿易經濟合作廳 (Jiangsu Province Foreign Trading and Economical Cooperating Office) dated 24 November 2003, the name of Wuxi CSMC-HJ Semiconductor Co., Ltd. has been changed to CSMC-HJ.

3. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

4. The lessor is a connected person (as defined in the Listing Rules) of the Company. The lessor is a subsidiary of China Resources Logic Limited, a substantial shareholder of the Company.

5. The PRC Legal Opinion states, inter alia, that:

   (i) As the building ownership certificate of the property has not been obtained, so the tenancy registration cannot be applied. However, according to the PRC laws, the agreement and supplemental agreement are valid and effective and is enforceable on the parties but is not enforceable against any bona fide third parties.

   (ii) If the lessee bears any loss due to the lessor has not obtained the building ownership of the property, the lessor should compensate to the lessee for those losses since he is in breach of the contract.

   (iii) As the tenancy registration has not been applied, therefore the agreement will not be enforceable against any bona fide third parties. There is a risk that the lessee will have to vacate the property. However, no penalty from relevant government department will be imposed on the lessee.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
6.	Units 301-1, 302-1, 302-2, 501-3, 502-1 and 602-1, No.98, District 2, Tai Hu Garden, Wuxi City, Jiangsu Province, The PRC	The property comprises Units 301-1, 302-1, 302-2, 501-3, 502-1 and 602-1 of a 7-storey residential building completed in or about 2000. The property has a total gross floor area of approximately 240 sq.m. (2,583 sq.ft.).	The property is leased by the Group on a monthly basis at a monthly rent of RMB17,400. The property is occupied by the Group as dormitory.	No commercial value

Notes:

1. Pursuant to a tenancy agreement, CSMC-HJ agreed to lease from 矽格微電子（無錫）有限公司 (Tpic Microelectronics (Wuxi) Co. Ltd.) the above premises for a further term commencing from 1 January 2006 to 31 January 2006 at a monthly rent of RMB17,400.

2. Pursuant to a letter of reply issued by the 江蘇省對外貿易經濟合作廳 (Jiangsu Province Foreign Trading and Economical Cooperating Office) dated 24 November 2003, the name of Wuxi CSMC-HJ Semiconductor Co., Ltd. has been changed to CSMC-HJ.

3. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

4. The lessor is not a connected person (as defined in the Listing Rules) of the Company.

5. The PRC Legal Opinion states, inter alia, that:

   (i) Although the tenancy agreement as stated in Note 1 above has already expired, the lessee is still leasing the property and the lessor does not object to the leasing. According to the PRC laws, the tenancy agreement is still valid. However, there is a risk that the lessee will have to vacate the property but the lessee should give a notice with a reasonable time to the lessee.

   (ii) The lessor has obtained the building ownership certificates and the state-owned land use rights certificate of the subject property. The tenancy agreement has not been registered.

   (iii) Unit 501-3 is situated on an administratively allocated land on which the property cannot be leased to third party unless (i) the land has been converted to grant land; or (ii) specific approval has been granted by the government authority and the rental proceeds are paid to such governmental authority. The tenancy agreement concerning Unit 501-3 does not comply with PRC Laws. In the event that the tenancy agreement may be ruled as invalid, there will be a risk that the lessee would have to vacate the property. However, no penalty from relevant government department will be imposed on the lessee.

(iv) The property, except Unit 501-3, is situated on granted land. The tenancy agreement, except Unit 501-3, is valid and legally enforceable between the parties.

(v) As the tenancy agreement has not been registered, therefore the tenancy agreement will not be enforceable against any bona fide third parties. There is a risk that the lessee will have to vacate the property. However, no penalty from relevant government department will be imposed on the lessee.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
7.	No. 2-7-802 Tian Shan Road, Yin He Garden, Wuxi City, Jiangsu Province, The PRC	The property comprises a unit of a 10-storey residential building completed in or about 2004. The property has a gross floor area of approximately 110.81 sq.m. (1,193 sq.ft.).	The property is leased by the Group for a term of 24 months commencing from 1 June 2005 to 31 May 2007 at a monthly rent of RMB3,600. The property is occupied by the Group as dormitory.	No commercial value

Notes:

1. Pursuant to a tenancy agreement dated 30 May 2005, CSMC-HJ agreed to lease from 汪淑莉 (Wang Shu Li) ("Landlord") the above premises for a term of 24 months commencing from. 1 June 2005 to 31 May 2007 at a monthly rent of RMB3,600.

2. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

3. The lessor is not a connected person (as defined in the Listing Rules) of the Company.

4. The PRC Legal Opinion states, inter alia, that:

   (i) The Landlord, as common owner of the property, has obtained the building ownership certificate and state-owned land use rights certificate of the subject property.

   (ii) The tenancy agreement is valid, lawful and legally enforceable on the parties. However, the tenancy agreement has not been registered with the authority, therefore the tenancy agreement will not be enforceable against any bona fide third parties if his/her lease of the subject property has been registered. There will be a risk that the lessee would have to vacate the property but no penalty from relevant government department will be imposed on the lessee.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
8.	No. 2-6-802 Tian Shan Road, Yin He Garden, Wuxi City, Jiangsu Province, The PRC	The property comprises a unit of a 10-storey residential building completed in or about 2004. The property has a gross floor area of approximately 140.2 sq.m. (1,509 sq.ft.).	The property is leased by the Group for a term of 24 months commencing from 1 June 2005 to 31 May 2007 at a monthly rent of RMB4,000. The property is occupied by the Group as dormitory.	No commercial value

Notes:

1. Pursuant to a tenancy agreement dated 30 May 2005, CSMC-HJ agreed to lease from 汪淑莉 (Wang Shu Li) ("Landlord") the above premises for a term of 24 months commencing from. 1 June 2005 to 31 May 2007 at a monthly rent of RMB4,000.

2. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

3. The lessor is not a connected person (as defined in the Listing Rules) of the Company.

4. The PRC Legal Opinion states, inter alia, that:

   (i) The Landlord, as common owner of the property, has obtained the building ownership certificate and state-owned land use rights certificate of the subject property.

   (ii) The tenancy agreement is valid, lawful and legally enforceable on the parties. However, the tenancy agreement has not been registered with the authority, therefore the tenancy agreement will not be enforceable against any bona fide third parties if his/her lease of the subject property has been registered. There will be a risk that the lessee would have to vacate the property but no penalty from relevant government department will be imposed on the lessee.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
9.	Unit E, Level 11, Xin Hao Fang Building, Shen Nan Main Road, Nan Shan District, Shenzhen, The PRC	The property comprises a unit of a 17-storey building (excluding 2 basements) completed in or about 2005. The property has a gross floor area of approximately 94.59 sq.m. (1,018 sq.ft.).	The property is leased by the Group for a term of 2 years commencing from 10 August 2005 to 10 August 2007 at a monthly rent of RMB5,800. The property is occupied by the Group as office.	No commercial value

Notes:

1. Pursuant to a tenancy agreement dated 20 July 2005, CSMC-HJ agreed to lease from 陳一星 (Chen Yi Xing) the above premises for a term of 2 years commencing from 10 August 2005 to 10 August 2007 at a monthly rent of RMB5,800.

2. Pursuant to a Business Licence issued by the Jiangsu Province Wuxi City Industrial and Commerce Executive Bureau dated 31 December 2003, CSMC-HJ was permitted to register with a registered capital of US$57,974,286. The term of operation is commencing from 21 July 1999 to 20 July 2049.

3. The lessor is not a connected person (as defined in the Listing Rules) of the Company.

4. The PRC Legal Opinion states, inter alia, that:

   (i) The owner has obtained the building ownership certificate and state-owned land use rights certificate of the subject property.

   (ii) The tenancy agreement has been registered and is valid and effective

   (iii) The subject property is subject to a mortgage. As the mortgage is registered before the lease, so if the owner of the subject property cannot repay the loan according to the loan agreement, then the bank may enforce its obligations and there will be a risk that the lessee would have to vacate the property.

Group IV — Properties rented by the Group in Taiwan

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
10.	Portion of Unit 503 on 5th Floor, Lotus Building, No.136 Jen Ai Road Section 3, Taipei, Taiwan	The property comprises an office unit of a 15-storey (excluding 2 basement floors) building completed in or about 1984. The property has a gross floor area of approximately 26.4 sq.m..	The property is leased by the CSMC Manufacturing Co. Ltd. for a term of 2 years commencing from 1 January 2005 to 31 December 2006 at a monthly rent of NT$14,640. The property is occupied by the Group as office.	No commercial value

Notes:

1. Under a lease contract dated 1 January 2005, CSMC Manufacturing Co. Ltd. agreed to lease from 尚志資產開發股份有限公司 (Shan-Chih Asset Development Co.) the above premises for a term of 2 years commencing from 1 January 2005 to 31 December 2006 at a monthly rent of NT$14,640.

2. The Legal Opinion prepared by the Group's Taiwan legal adviser states that:

   (i) The Landlord is the registered owner of the subject property and is entitled to lease the subject property to CSMC Manufacturing Co. Ltd..

   (ii) The lease is valid and enforceable under the Taiwan's laws.

   (iii) The subject property is not subject to any mortgage or encumbrance.

	Property	Description and Tenure	Particulars of occupancy	Market value as at 30 April 2006
11.	Unit 4 on 3rd Floor and parking spaces nos. 98 and 99 on Basement Level 2, No. 18, Pu Ting Road, Hsin Chu City, Taiwan	The property comprises an office unit of a 10-storey (excluding 2 basement floors) building completed in or about 2000. The property has a gross floor area of approximately 234.45 sq.m..	The property is leased by CSMC Manufacturing Co. Ltd. for a term commencing from 1 March 2006 to 31 December 2007 at a monthly rent of NT$61,111. The property is occupied by the Group as office and car park.	No commercial value

Notes:

1. The landlord of the subject property is Ms. Mao, Yen-Fei (the "Landlord").

2. Under a lease contract, the Landlord has leased the subject property to CSMC Manufacturing Co. Ltd. for a term commencing from 1 March 2006 to 31 December 2007 at a monthly rent of NT$61,111.

3. The Legal Opinion prepared by the Group's Taiwan legal adviser states that:

   (i) The Landlord is the registered owner of the subject property and is entitled to lease the subject property to CSMC Manufacturing Co. Ltd..

   (ii) The lease is valid and enforceable under the Taiwan's laws.

   (iii) The subject property is subject to a mortgage registered on 29 January 2001 in favour of Cathay United Bank. In case the mortgagee seeks for enforcement of its right over the mortgage, the court may, at the request of the mortgagee, order CSMC Manufacturing Co. Ltd. to move away from the subject property to facilitate the enforcement procedure.

(A) UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The accompanying unaudited pro forma information of the Enlarged Group has been prepared to illustrate the effect of CRL's proposed acquisition of all the issued share capital of CSMC excluding 58,659,760 CSMC shares acquired in January 2006 (the 'Transaction") and in accordance with Rule 4.29 of the Listing Rules for the purpose of illustrating the Transaction as if it had been completed on 31 December 2005.

The unaudited pro forma information contains two pro forma statements of assets and liabilities of the Enlarged Group. The unaudited statement of assets and liabilities set out in section B.1 has been prepared based on the assumption that CSMC shareholders choose scenario 1, in which all CSMC shareholders (other than CRL and parties acting in concert with it) elect to receive the Basic Consideration. The unaudited statement of assets and liabilities set out in section B.2 has been prepared based on the assumption that CSMC shareholders choose scenario 2, in which the CSMC shareholders (other than CRL and parties acting in concert with it) elect to receive the maximum number of New CRL Shares under the Share Alternative, with the remaining CSMC Shares to be satisfied by cash under the Basic Consideration.

The accompanying unaudited pro forma statements of assets and liabilities of the Enlarged Group are prepared based upon the audited consolidated balance sheet of the CRL Group for the year ended 31 December 2005 as set out in Appendix II — Financial information of CRL to this Composite Document and the audited consolidated balance sheet of the CSMC Group for the year ended 31 December 2005 as set out in Appendix III — Financial information of CSMC to this Composite Document after giving effect to the pro forma adjustments described in the accompanying notes. A narrative description of the pro forma adjustments for the Transaction that are (i) directly attributable to the transaction and (ii) factually supportable, are summarised in the accompanying notes.

The unaudited pro forma information of the Enlarged Group is prepared based on a number of assumptions, estimates and uncertainties, and is provided for illustrative purposes only. Accordingly, as a result of the nature of the accompanying unaudited pro forma information of the Enlarged Group, it may not give a true picture of the actual financial position of the Enlarged Group that would have been attained had the Transaction been completed on 31 December 2005. The unaudited pro forma information does not purport to predict the future financial position of the Enlarged Group.

(B) UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP AT 31 DECEMBER 2005

(B.1) BASIC CONSIDERATION

	CRL Group	CSMC Group	Total	Pro forma Adjustments	Note	Pro forma Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*		*HK$'000*
Non-current Assets						
Property, plant and equipment	2,489,740	1,228,703	3,718,443	—		3,718,443
Investment properties	50,649	—	50,649	—		50,649
Goodwill	152,777	—	152,777	—		152,777
Interest in an associate	289,380	—	289,380	(289,380)	1	—
Available-for-sale investments	998	—	998	—		998
Intangible assets	19,235	18,650	37,885	—		37,885
Prepaid lease payments on land use rights	161,125	4,321	165,446	—		165,446
Long-term prepaid expenses	—	3,479	3,479	—		3,479
Deferred tax assets	11,691	2,956	14,647	—		14,647
	3,175,595	1,258,109	4,433,704	(289,380)		4,144,324
Current Assets						
Inventories	739,697	139,402	879,099	—		879,099
Debtors, deposits and prepayments	1,163,649	147,373	1,311,022	(38,558)	2	1,272,464
Prepaid lease payments on land use rights	4,366	—	4,366	—		4,366
Amount due from an associate	10,236	—	10,236	(10,236)	2	—
Amounts due from minority shareholders	5,188	—	5,188	—		5,188
Pledged bank deposits	2,695	10,218	12,913	—		12,913
Bank balances and cash	470,009	193,268	663,277	—		663,277
	2,395,840	490,261	2,886,101	(48,794)		2,837,307
Total Assets	5,571,435	1,748,370	7,319,805	(338,174)		6,981,631

	CRL Group HK$'000	CSMC Group HK$'000	Total HK$'000	Pro forma Adjustments HK$'000	Note	Pro forma Total HK$'000
Capital and Reserves						
Share capital	266,491	267,751	534,242	(267,751)	4	266,491
Reserves	2,130,178	956,880	3,087,058	(923,240)	5	2,163,818
Equity attributable to equity holders of the Company	2,396,669	1,224,631	3,621,300	(1,190,991)		2,430,309
Minority Interests	627,119	—	627,119	26,997	5	654,116
Total Equity	3,023,788	1,224,631	4,248,419	(1,163,994)		3,084,425
Non-current Liabilities						
Borrowings	843,166	71,994	915,160	874,614	3	1,789,774
Current Liabilities						
Creditors and accrued charges	984,551	193,689	1,178,240	(10,236)	2	1,168,004
Amount due to an associate	38,558	—	38,558	(38,558)	2	—
Amounts due to minority shareholders	61,547	—	61,547	—		61,547
Taxation	2,863	1,264	4,127	—		4,127
Borrowings	523,630	256,792	780,422	—		780,422
Provisions	93,332	—	93,332	—		93,332
	1,704,481	451,745	2,156,226	(48,794)		2,107,432
Total Liabilities	2,547,647	523,739	3,071,386	825,820		3,897,206
Total Equity and Liabilities	5,571,435	1,748,370	7,319,805	(338,174)		6,981,631

Notes:

1. The adjustment reflects the reversal of the interest in CSMC Group as at 31 December 2005 under equity method of accounting.

2. The adjustments reflect the elimination of intercompany balances between CRL Group and CSMC Group as at 31 December 2005.

3. The adjustments reflect the payment of HK$874,614,000 for the acquisition of the remaining 2,082,413,514 shares of CSMC by CRL on the basis as follows:

   (i) excluding 58,659,760 CSMC shares acquired in January 2006 as referred in note 5(i) below;

   (ii) including additional 84,853,325 CSMC shares to be issued under CSMC Equity Incentive Plan as referred in note 5(ii) below; and

   (iii) assuming scenario 1 whereby all the CSMC shareholders (other than CRL and parties acting in concert with it) choose to receive the cash consideration at HK$0.42 per CSMC share ("Basic Consideration").

   As an alternative to the Basic Consideration, the CSMC shareholders are able to elect to receive 0.43 new CRL Shares for each CSMC share ("Share Alternative"). The pro forma effects of scenario 2, whereby the CSMC shareholders (other than CRL and parties acting in concert with it) elect to receive the maximum number of New CRL Shares under the Share Alternative are set out in section B.2.

4. The adjustment reflects the elimination of share capital of CSMC as if the transaction had taken place on 31 December 2005.

5. The adjustments reflect (1) the elimination of the entire reserves of CSMC HK$956,880,000 and (2) the estimated discount of acquisition of HK$33,640,000 arising from the Transaction on the basis as follows:

   (i) In January 2006, CRL acquired an additional 58,659,760 CSMC shares. As the acquisition was not in effect on 31 December 2005, the said shares subsequently acquired by CRL is shown as minority interest on 31 December 2005.

   (ii) It is assumed that all CSMC Awards (including the 243,500 Vested CSMC Awards and 84,609,825 Unvested CSMC Awards) under the CSMC Equity Incentive Plan set out in this Composite Document are vested and the respective 84,853,325 CSMC shares are issued and the Offer is accepted in respect of all such shares on 31 December 2005.

   (iii) In accordance with *HKFRS 3 Business Combination* issued by the Hong Kong Institute of Certified Public Accountants, discount on acquisition is the excess of the CRL Group's interest in the fair values of net assets of the CSMC Group acquired over the cost of acquisition. It is assumed that the fair values of net assets of CSMC Group acquired are the same as the carrying value of net assets of CSMC Group as at 31 December 2005. The fair values of net assets of CSMC Group at the date of acquisition may be different from the fair values of net assets of CSMC Group used in the preparation of the unaudited pro forma financial information presented above.

   The final amount of the consideration, the discount on acquisition and the net assets of the CSMC Group of the Transaction may be different from those amounts as presented above.

6. For the purpose of preparing the unaudited pro forma financial information of the Enlarged Group, the audited consolidated balance sheet of CSMC Group has been translated from US$ to HK$ based on the exchange rate of US$1.00 = HK$7.80.

(B.2) SHARE ALTERNATIVE

	CRL Group	CSMC Group	Total	Pro forma Adjustments	Note	Pro forma Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*		*HK$'000*
Non-current Assets						
Property, plant and equipment	2,489,740	1,228,703	3,718,443	—		3,718,443
Investment properties	50,649	—	50,649	—		50,649
Goodwill	152,777	—	152,777	—		152,777
Interest in an associate	289,380	—	289,380	(289,380)	1	—
Available-for-sale investments	998	—	998	—		998
Intangible assets	19,235	18,650	37,885	—		37,885
Prepaid lease payments on land use rights	161,125	4,321	165,446	—		165,446
Long-term prepaid expenses	—	3,479	3,479	—		3,479
Deferred tax assets	11,691	2,956	14,647	—		14,647
	3,175,595	1,258,109	4,433,704	(289,380)		4,144,324
Current Assets						
Inventories	739,697	139,402	879,099	—		879,099
Debtors, deposits and prepayments	1,163,649	147,373	1,311,022	(38,558)	2	1,272,464
Prepaid lease payments on land use rights	4,366	—	4,366	—		4,366
Amount due from an associate	10,236	—	10,236	(10,236)	2	—
Amounts due from minority shareholders	5,188	—	5,188	—		5,188
Pledged bank deposits	2,695	10,218	12,913	—		12,913
Bank balances and cash	470,009	193,268	663,277	—		663,277
	2,395,840	490,261	2,886,101	(48,794)		2,837,307
Total Assets	5,571,435	1,748,370	7,319,805	(338,174)		6,981,631

	CRL Group HK$'000	CSMC Group HK$'000	Total HK$'000	Pro forma Adjustments HK$'000	Note	Pro forma Total HK$'000
Capital and Reserves						
Share capital	266,491	267,751	534,242	(214,751)	3, 4	319,491
Reserves	2,130,178	956,880	3,087,058	(458,566)	3, 5	2,628,492
Equity attributable to equity holders of the Company	2,396,669	1,224,631	3,621,300	(673,317)		2,947,983
Minority Interests	627,119	—	627,119	26,997	5	654,116
Total Equity	3,023,788	1,224,631	4,248,419	(646,320)		3,602,099
Non-current Liabilities						
Borrowings	843,166	71,994	915,160	356,940	3	1,272,100
Current Liabilities						
Creditors and accrued charges	984,551	193,689	1,178,240	(10,236)	2	1,168,004
Amount due to an associate	38,558	—	38,558	(38,558)	2	—
Amounts due to minority shareholders	61,547	—	61,547	—		61,547
Taxation	2,863	1,264	4,127	—		4,127
Borrowings	523,630	256,792	780,422	—		780,422
Provisions	93,332	—	93,332	—		93,332
	1,704,481	451,745	2,156,226	(48,794)		2,107,432
Total Liabilities	2,547,647	523,739	3,071,386	308,146		3,379,532
Total Equity and Liabilities	5,571,435	1,748,370	7,319,805	(338,174)		6,981,631

Notes:

1. The adjustment reflects the reversal of the interest in CSMC Group as at 31 December 2005 under equity method of accounting.

2. The adjustments reflect the elimination of intercompany balances between CRL Group and CSMC Group as at 31 December 2005.

3. The adjustments reflect acquisition of the remaining 2,082,413,514 shares of CSMC by CRL on the basis as follows:

   (i) excluding 58,659,760 CSMC shares acquired in January 2006 as referred in note 5(i) below;

   (ii) including additional 84,853,325 CSMC shares to be issued under CSMC Equity Incentive Plan as referred in note 5(ii) below;

   (iii) assuming scenario 2 whereby CSMC shareholders (other than CRL and parties acting in concert with it) elect to receive the maximum amount of New CRL Shares under the Share Alternative, being 530,000,000 New CRL Shares (pursuant to the general mandate granted to the directors of CRL at CRL's 2005 annual general meeting) with respect to their holdings of 1,232,558,140 CSMC shares; and

   (iv) assuming that all the remaining CSMC shares will be satisfied by cash under the Basic Consideration totalling HK$356,940,000.

   The pro forma effects of scenario 1, whereby all the CSMC shareholders (other than CRL and parties acting in concert with it) elect the Basic Consideration in respect of their CSMC Shares are set out in section B1.

4. The adjustment reflects (1) the elimination of share capital of CSMC of HK$267,751,000 as if the transaction had taken place on 31 December 2005 and (2) issue of 530,000,000 new CRL shares at a nominal value of HK$0.1 each which increases CRL's share capital by HK$53,000,000.

5. The adjustments reflect (1) the elimination of the entire reserves of CSMC HK$956,880,000, (2) issue of 530,000,000 new CRL shares which increased CRL's reserves by HK$464,674,000 and (3) the estimated discount of acquisition of HK$33,640,000 arising from the Transaction on the basis as follows:

   (i) In January 2006, CRL acquired an additional 58,659,760 CSMC shares. As the acquisition was not in effect on 31 December 2005, the said shares subsequently acquired by CRL is shown as minority interest on 31 December 2005.

   (ii) It is assumed that all CSMC Awards (including the 243,500 Vested CSMC Awards and 84,609,825 Unvested CSMC Awards) under the CSMC Equity Incentive Plan set out in this Composite Document are vested and the respective 84,853,325 CSMC shares are issued and the Offer is accepted in respect of all such shares on 31 December 2005.

   (iii) In accordance with *HKFRS 3 Business Combination* issued by the Hong Kong Institute of Certified Public Accountants, discount on acquisition is the excess of the CRL Group's interest in the fair values of net assets of the CSMC Group acquired over the cost of acquisition. It is assumed that the fair values of net assets of CSMC Group acquired are the same as the carrying value of net assets of CSMC Group as at 31 December 2005. The fair values of net assets of CSMC Group at the date of acquisition may be different from the fair values of net assets of CSMC Group used in the preparation of the unaudited pro forma financial information presented above.

   The final amount of the consideration, the discount on acquisition and the net assets of the CSMC Group of the Transaction may be different from those amounts as presented above.

6. For the purpose of preparing the unaudited pro forma financial information of the Enlarged Group, the audited consolidated balance sheet of CSMC Group has been translated from US$ to HK$ based on the exchange rate of US$1.00 = HK$7.80.

(C) ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

15 June 2006

The Directors
China Resources Logic Limited
Room 4003-06
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

Accountants' Report on Unaudited Pro Forma Financial Information

We report on the unaudited pro forma financial information of China Resources Logic Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the Directors for illustrative purposes only, to provide information about how the proposed acquisition of the issued shares in the share capital of CSMC Technologies Corporation might have affected the financial information presented, for inclusion in Appendix V of the composite document dated 15 June 2006 (the "Composite Document"). The basis of preparation of the unaudited pro forma financial information is set out from page V-1 to V-7 to the Composite Document.

Respective responsibilities of Directors of the Company and reporting accountants

It is the responsibility solely of the Directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the Directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma financial information is for illustrative purpose only, based on the judgments and assumptions of the Directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of the financial position of the Group as at 31 December 2005 or any future date.

Opinion

In our opinion:

a) the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

(D) LETTER FROM CITIGROUP ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The Board of Directors
China Resources Logic Limited
Room 4003-06
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

15 June 2006

Dear Sirs,

We refer to the unaudited pro forma financial information of China Resources Logic Limited (the "Company") and its subsidiaries and CSMC Technologies Corporation ("CSMC") and its subsidiaries (the "Pro Forma Financial Information of the Enlarged Group") contained in the sections headed "(B.1) Basic Consideration" and "(B.2) Share Alternative" under "(B) Unaudited Pro Forma Statement of Assets and Liabilities of the Enlarged Group at 31 December 2005" in Appendix V of a composite document (the "Composite Document") dated 15 June 2006 jointly issued by the Company and CSMC in relation to the voluntary conditional offer made by us on behalf of the Company to acquire all the issued shares in the share capital of CSMC (other than those already owned by the Company and parties acting in concert with it), of which this letter forms part.

We have discussed with you the basis upon which the Pro Forma Financial Information of the Enlarged Group has been prepared. We have also considered the report dated 15 June 2006 from Deloitte Touche Tohmatsu set out on pages V-8 to V-9 of the Composite Document and the procedures performed by Deloitte Touche Tohmatsu regarding the Pro Forma Financial Information of the Enlarged Group.

On the basis above, we are of the opinion that the Pro Forma Financial Information of the Enlarged Group, for which the directors of the Company are solely responsible, have been prepared after due and careful consideration.

Yours faithfully,
For and on behalf of
Citigroup Global Markets Asia Limited
Frank Slevin
Managing Director

1. RESPONSIBILITY

This Composite Document includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purpose of giving information with regard to CRL and the Offer.

The CRL Directors jointly and severally accept full responsibility for the accuracy of the information stated in this Composite Document (other than in relation to CSMC and the CSMC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Composite Document have been arrived at after due and careful consideration and there are no other facts not contained in this Composite Document, the omission of which would make any statement contained herein misleading.

2. SHARE CAPITAL

2.1 As at the Latest Practicable Date, the authorised and issued share capital of CRL is as follows:

Authorised:		*HK$*
6,000,000,000	CRL Shares	600,000,000
Issued and fully paid or credited as fully paid CRL Shares:		
2,671,834,071	CRL Shares	267,183,407

Other than the CRL Shares, there are no other classes of securities in the share capital of CRL in issue. All the CRL Shares rank pari passu in all respects as regards rights to dividends, voting and capital.

Save as disclosed below, no new CRL Shares have been issued or repurchased since 31 December 2005, being the end of the last financial year of CRL:

(a) On 6 January 2006, 64,000 and 170,000 CRL Shares were issued at HK$0.570 and HK$0.479 per CRL Share, respectively, pursuant to the exercise of share options as granted under CRL's share option scheme;

(b) On 20 January 2006, 200,000 and 200,000 CRL Shares were issued at HK$0.570 and HK$0.479 per CRL Share, respectively, pursuant to the exercise of share options as granted under CRL's share option scheme;

(c) On 8 February 2006, 50,000 CRL Shares were issued at HK$0.570 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(d) On 28 February 2006, 264,000 and 42,000 CRL Shares were issued at HK$0.820 and HK$0.570 per CRL Share, respectively, pursuant to the exercise of share options as granted under CRL's share option scheme;

(e) On 1 March 2006, 782,000 CRL Shares were issued at HK$0.570 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(f) On 21 March 2006, 52,000 and 200,000 CRL Shares were issued at HK$0.570 and HK$0.479 per CRL Share, respectively, pursuant to the exercise of share options as granted under CRL's share option scheme;

(g) On 27 March 2006, 870,000 CRL Shares were issued at HK$0.820 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(h) On 10 April 2006, 162,000 CRL Shares were issued at HK$0.570 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(i) On 18 April 2006, 100,000 CRL Shares were issued at HK$0.570 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(j) On 20 April 2006, 240,000 and 62,000 CRL Shares were issued at HK$0.820 and HK$0.570 per CRL Share, respectively, pursuant to the exercise of shares options as granted under CRL's share option scheme;

(k) On 28 April 2006, 900,000 and 100,000 CRL Shares were issued at HK$0.820 and HK$0.570 per CRL Share, respectively, pursuant to the exercise of share options as granted under CRL's share option scheme;

(l) On 8 May 2006, 890,000 CRL Shares were issued at HK$0.479 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(m) On 23 May 2006, 700,000 CRL Shares were issued at HK$0.479 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme;

(n) On 24 May 2006, 690,000 CRL Shares were issued at HK$0.820 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme; and

(o) On 9 June 2006, 180,000 CRL Shares were issued at HK$0.479 per CRL Share pursuant to the exercise of share options as granted under CRL's share option scheme.

The CRL Shares are listed and traded on the Stock Exchange. No part of the CRL Shares are listed, or dealt in, on any other stock exchange, nor is any listing of or permission to deal in the CRL Shares being, or proposed to be sought, on any other stock exchange.

2.2 CRL Options

As at the Latest Practicable Date, the total number of CRL Options which remain outstanding was 124,591,000, representing approximately 4.7% of the issued share capital of CRL. The CRL Options comprise of (i) the share options granted to the CRL Directors, as set out in paragraph 5(a)(1) of this appendix; and (ii) the share options granted to the CRL employees and other participants, as set out below:

Date of grant	Exercise Price per share	Number of CRL options as at the Latest Practicable Date
21/09/2000	HK$0.590	8,250,000[1]
25/04/2001	HK$0.547	14,200,000[2]
04/12/2001	HK$0.790	13,020,000[3]
09/04/2002	HK$0.820	23,074,000[4]
22/05/2002	HK$0.920	1,200,000[5]
02/10/2002	HK$0.570	5,507,000[6]
09/04/2003	HK$0.479	13,870,000[7]
03/11/2003	HK$0.800	500,000[8]
13/01/2004	HK$0.906	23,570,000[9]
09/06/2005	HK$0.910	500,000[10]
19/04/2006	HK$0.940	1,000,000[11]
	TOTAL	104,691,000

Notes:

(1) The options granted are vested in 3 tranches and exercisable from 21 September 2001, 2002 and 2003 to 20 September 2010.

(2) The options granted are vested in 3 tranches and exercisable from 25 April 2002, 2003 and 2004 to 24 April 2011.

(3) The options granted are vested in 3 tranches and exercisable from 3 December 2002, 2003 and 2004 to 3 December 2011.

(4) The options granted are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in 4 tranches and exercisable from 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012.

(5) The options granted are vested in 3 tranches and exercisable from 22 May 2003, 2004 and 2005 to 21 May 2012.

(6) The options granted are vested in 3 tranches and exercisable from 2 October 2003, 2004 and 2005 to 1 October 2012.

(7) The options granted are vested in 3 tranches and exercisable from 9 April 2004, 2005 and 2006 to 8 April 2013.

(8) The options granted are vested in 3 tranches and exercisable from 3 November 2004, 2005 and 2006 to 2 November 2013.

(9) The options granted are vested in 3 tranches and exercisable from 13 January 2005, 2006 and 2007 to 12 January 2014.

(10) The options granted are vested in 2 tranches and exercisable from 9 June 2006 and 2007 to 8 June 2015.

(11) The options granted are vested in 3 tranches and exercisable from 5 December 2006, 2007 and 2008 to 4 December 2015.

As at the Latest Practicable Date, other than the CRL Options, there are no options, warrants, convertible securities or other derivatives outstanding in respect of the share capital of CRL. There has been no re-organisation of capital during the two financial years preceding the date of the Joint Announcement and up to the Latest Practicable Date.

3. MARKET PRICES

3.1 CRL Shares

The table below shows the closing market prices for the CRL Shares as quoted on the Stock Exchange: (i) at the end of each of the six calendar months preceding the date of the Joint Announcement; (ii) on 4 May 2006, being the last day of trading in the CRL Shares immediately preceding the date of the Joint Announcement; (iii) at the end of each of the seven calendar months preceding the Latest Practicable Date; and (iv) on the Latest Practicable Date.

Date	**CRL Share price** *HK$*
30 November 2005	0.76
30 December 2005	0.78
27 January 2006	0.89
28 February 2006	0.90
31 March 2006	0.91
28 April 2006	0.97
4 May 2006	0.98
30 May 2006	0.84
Latest Practicable Date	0.83

The lowest and highest closing market prices for the CRL Shares as quoted on the Stock Exchange for the period between 13 November 2005 (being the commencement of the six month period preceding the date of the Joint Announcement) and the Latest Practicable Date were HK$0.76 recorded on 21 November 2005, 22 November 2005, 30 November 2005 and 1 December 2005 and HK$1.05 recorded on 20 April 2006, respectively.

4. DISCLOSURE OF SHAREHOLDINGS IN CSMC AND THE OFFEROR

CSMC Shares

4.1 Save as disclosed in this paragraph 4.1:

- neither CRL nor any party acting in concert with CRL owned or controlled; and
- none of the CRL Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) was beneficially interested (as described in Part XV of the SFO) in;

directly or indirectly, any CSMC Shares as at the Latest Practicable Date:

Name of shareholder	No. of CSMC Shares held	Approximate percentage
Faithway Resources Limited (a wholly-owned subsidiary of CRL)	691,437,790	25.71%

4.2 Save as disclosed in this paragraph 4.2, there are no persons who, prior to the posting of this Composite Document, have irrevocably committed themselves to accept or reject the Offer:

Name	Number of CSMC Shares held	Approximate percentage of CSMC Shares
3i Group plc	130,250,700	4.84%
3i Asia Pacific Technology LP	43,413,570	1.61%
Crown Crystal Investments Limited	289,433,780	10.76%
CWV Investment L.P.	20,862,995	0.78%
China Walden Venture Investments Limited	74,361,949	2.77%
T. Rowe Price International, Inc.	101,400,000	3.77%
International Finance Corporation	138,927,410	5.17%
Total	798,650,404	29.70%

CRL Shares

4.3 Save as disclosed in this paragraph 4.3, no party acting in concert with CRL owned or controlled, directly or indirectly, any CRL Shares and CRL Options as at the Latest Practicable Date.

Directors of CRH	Capacity	Long or short position	Number of shares	Number of share options[1]	Aggregate percentage of interest[2]
Chen Xinhua	Beneficial owner	Long position	—	2,400,000	0.09%
Ding Yali	Beneficial owner	Long position	—	900,000	0.03%
Wang Yin	Beneficial owner	Long position	300,000	—	0.01%
Jiang Wei	Beneficial owner	Long position	—	720,000	0.03%
Zhu Jinkun	Beneficial owner	Long position	2,370,000	6,100,000	0.32%
Zhu Jinkun	Interest of spouse	Long position	160,000	—	
Wong Siu Ping	Beneficial owner	Long position	488,000	150,000	0.02%
Lin Guolong	Beneficial owner	Long position	—	60,000	0.002%
Wei Bin	Beneficial owner	Long position	—	120,000	0.005%
Yan Biao	Beneficial owner	Long position	—	6,000,000	0.22%
Zhou Shengjian	Beneficial owner	Long position	—	720,000	0.03%
Chen Lang	Beneficial owner	Long position	—	6,000,000	0.22%
Chen Shulin	Beneficial owner	Long position	2,000,000	—	0.07%
Song Lin	Beneficial owner	Long position	3,600,000	8,900,000	0.47%

Notes:

1. The number of share options refers to the number of underlying shares of CRL covered by the share options granted under the share option schemes of CRL.

2. This represents the percentage of aggregate long position in shares and underlying shares to the total issued share capital of the CRL as at Latest Practicable Date.

Particulars of the share options referred to in the table above is set out as follows:

Directors of CRH	Date of grant	Exercise Price per share	Number of CRL Options as at the Latest Practicable Date
Chen Xinhua	09/04/2002[1]	0.820	2,400,000
Ding Yali	09/04/2002[1]	0.820	900,000
Jiang Wei	09/04/2002[1]	0.820	720,000
Zhu Jinkun	25/04/2001[2]	0.547	1,000,000
Zhu Jinkun	02/10/2002[3]	0.570	800,000

Directors of CRH	Date of grant	Exercise Price per share	Number of CRL Options as at the Latest Practicable Date
Zhu Jinkun	09/04/2003[4]	0.479	2,800,000
Zhu Jinkun	13/01/2004[5]	0.906	1,500,000
Wong Siu Ping	09/04/2002[6]	0.820	150,000
Lin Guolong	09/04/2002[6]	0.820	60,000
Wei Bin	09/04/2002[6]	0.820	120,000
Yan Biao	04/12/2001[7]	0.790	6,000,000
Zhou Shengjian	09/04/2002[8]	0.820	720,000
Chen Lang	04/12/2001[7]	0.790	6,000,000
Song Lin	21/09/2000[9]	0.590	6,900,000
Song Lin	13/01/2004[5]	0.906	2,000,000

Notes:

1. The exercisable period is divided into 2 tranches exercisable from 9 April 2002 and 1 January 2003 to 8 April 2012.

2. The exercisable period is divided into 2 tranches exercisable during the periods from 25 April 2003 and 2004 to 24 April 2011.

3. The exercisable period is divided into 3 tranches exercisable during the periods from 2 October 2003, 2004 and 2005 to 1 October 2012.

4. The exercisable period is divided into 3 tranches exercisable during the periods from 9 April 2004, 2005 and 2006 to 8 April 2013.

5. The exercisable period during which the options may be exercised is from 13 January 2004 to 12 January 2014.

6. The exercisable period is divided into 4 tranches exercisable from 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012.

7. The exercisable period during which the options may be exercised is from 4 December 2001 to 3 December 2011.

8. The exercisable period during which the options may be exercised is from 9 April 2002 to 9 April 2012.

9. The exercisable period during which the options may be exercised is from 21 September 2000 to 20 September 2010.

4.4 Save as disclosed in paragraph 5(a)(1) of this appendix, none of the CRL Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) was beneficially interested (as described in Part XV of the SFO) in, directly or indirectly, any CRL Shares and CRL Options as at the Latest Practicable Date.

4.5 None of the persons who, prior to the posting of this Composite Document, have irrevocably committed themselves to accept or reject the Offer, owned or controlled, directly or indirectly, any CRL Shares or CRL Options as at the Latest Practicable Date.

5. FURTHER DISCLOSURE OF INTERESTS IN THE OFFEROR

(a) Directors' interests and short positions in the shares, underlying shares and debentures of CRL and its associated corporations

As at the Latest Practicable Date, the CRL Directors and the chief executive of CRL and their respective associates had the following interests and short positions in the shares, underlying shares and debentures of CRL and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to CRL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or were required, pursuant to section 352 of the SFO, to be entered in the register of CRL referred to therein or were required, pursuant to Part XV of the SFO or were required to be disclosed in this Composite Document under the Takeovers Code, or the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules, to be notified to CRL and the Stock Exchange:

(1) *Interests in issued ordinary shares and underlying shares of CRL:*

Name of directors	Capacity	Long or short position	Number of shares	Number of share options[1]	Aggregate percentage of interest[2]
Mr. Zhu Jinkun	Beneficial owner	Long position	2,370,000	6,100,000	0.32%
	Interest of spouse	Long position	160,000	—	—
Mr. Wang Guoping	Beneficial owner	Long position	1,108,000	3,000,000	0.15%
Mr. Ong Thiam Kin[3]	Beneficial owner	Long position	1,100,000	4,500,000	0.21%
Mr. Yu Yu[3]	Beneficial owner	Long position	100,000	4,000,000	0.16%
	Interest of spouse	Long position	60,000	—	—
Mr. Luk Chi Cheong	Beneficial owner	Long position	—	900,000	0.03%

Name of directors	Capacity	Long or short position	Number of shares	Number of share options[1]	Aggregate percentage of interest[2]
Mr. Wong Tak Shing	Beneficial owner	Long position	—	500,000	0.02%
Mr. Ko Ping Keung	Beneficial owner	Long position	—	900,000	0.03%

Notes:

1. The number of share options refers to the number of underlying shares of CRL covered by the share options granted under the share option schemes of CRL.

2. This represents the percentage of aggregate long position in shares and underlying shares to the total issued share capital of CRL as at the Latest Practicable Date.

3. These CRL directors are also directors of CSMC.

Particulars of the share options referred to in the table above is set out as follows:

Name of Directors	Date of grant	Exercise Price per share	Number of options as at the Latest Practicable Date
Mr. Zhu Jinkun	25/04/2001[1]	0.547	1,000,000
	02/10/2002[5]	0.570	800,000
	09/04/2003[7]	0.479	2,800,000
	13/01/2004[8]	0.906	1,500,000
Mr. Wang Guoping	09/04/2003[7]	0.479	2,000,000
	13/01/2004[9]	0.906	1,000,000
Mr. Ong Thiam Kin	25/04/2001[1]	0.547	2,000,000
	02/10/2002[5]	0.570	1,000,000
	09/04/2003[7]	0.479	500,000
	13/01/2004[9]	0.906	1,000,000
Mr. Yu Yu	04/12/2001[2]	0.790	1,500,000
	02/10/2002[5]	0.570	1,000,000
	09/04/2003[7]	0.479	500,000
	13/01/2004[9]	0.906	1,000,000

Name of Directors	Date of grant	Exercise Price per share	Number of options as at the Latest Practicable Date
Mr. Luk Chi Cheong	22/05/2002[3]	0.920	300,000
	02/10/2002[4]	0.570	200,000
	09/04/2003[6]	0.479	200,000
	13/01/2004[8]	0.906	200,000
Mr. Wong Tak Shing	22/05/2002[3]	0.920	300,000
	13/01/2004[8]	0.906	200,000
Mr. Ko Ping Keung	22/05/2002[3]	0.920	500,000
	09/04/2003[6]	0.479	200,000
	13/01/2004[8]	0.906	200,000

Notes:

1. The exercisable period is divided into 2 tranches exercisable during the periods from 25 April 2003 and 2004 to 24 April 2011.

2. The exercisable period is divided into 3 tranches exercisable during the periods from 3 December 2002, 2003 and 2004 to 3 December 2011.

3. The exercisable period during which the options may be exercised is from 22 May 2002 to 21 May 2012.

4. The exercisable period during which the options may be exercised is from 2 October 2002 to 1 October 2012.

5. The exercisable period is divided into 3 tranches exercisable during the periods from 2 October 2003, 2004 and 2005 to 1 October 2012.

6. The exercisable period during which the options may be exercised is from 9 April 2003 to 8 April 2013.

7. The exercisable period is divided into 3 tranches exercisable during the periods from 9 April 2004, 2005 and 2006 to 8 April 2013.

8. The exercisable period during which the options may be exercised is from 13 January 2004 to 12 January 2014.

9. The exercisable period is divided into 3 tranches exercisable during the periods from 13 January 2005, 2006 and 2007 to 12 January 2014.

(2) *Interests in issued ordinary shares and underlying shares of China Resources Enterprise, Limited ("CRE"), an associated corporation of CRL:*

Name of Director	Long or short position	Number of shares	Number of share options[1]	Exercise Price per share	Date of grant	Aggregate percentage of interest[2]
Mr. Zhu Jinkun	Long position	—	42,000[4]	9.720	14/01/2004[3]	0.002%

Notes:

1. The number of share options refers to the number of underlying shares of CRE covered by the share options granted under the share option scheme of CRE.

2. This represents the percentage of aggregate long position in shares and underlying shares of CRE to the total issued share capital of CRE as at the Latest Practicable Date.

3. The share options are exercisable in 4 tranches, from 14 January 2004 and from 1 January 2005, 2006 and 2007 to 13 January 2014.

4. Mr. Zhu Jinkun is deemed to be interested in the underlying shares through the interest of his spouse.

(3) *Interests in issued ordinary shares and underlying shares of China Resources Power Holdings Company Limited ("CRP"), an associated corporation of CRL:*

Name of Directors	Long or short position	Number of shares	Number of share options[1]	Exercise Price per share	Date of grant	Aggregate percentage of interest[2]
Mr. Zhu Jinkun	Long position	—	500,000	2.800	12/11/2003[3]	0.01%
Mr. Wang Guoping	Long position	—	450,000	2.800	12/11/2003[3]	0.01%
Mr. Ong Thiam Kin	Long position	—	250,000	2.800	12/11/2003[3]	0.01%
Mr. Yu Yu	Long position	—	250,000	2.800	12/11/2003[3]	0.01%

Notes:

1. The number of share options refers to the number of underlying shares of CRP covered by the share options granted under the share option scheme of CRP.

2. This represents the percentage of aggregate long position in shares and underlying shares of CRP to the total issued share capital of CRP as at the Latest Practicable Date.

3. The options are exercisable in 5 tranches, from 6 October 2004, 2005, 2006, 2007 and 2008 to 5 October 2013.

4. Interests disclosed above are being held by each Director in his capacity as beneficial owner.

(4) *Interests in issued ordinary shares and underlying shares of China Resources Land Limited ("CR Land"), an associated corporation of CRL:*

Name of director	Long or short position	Number of shares	Number of share options	Exercise Price per share	Date of grant	Aggregate percentage of interest[1]
Mr. Zhu Jinkun	Long position	60,000	—	—	—	0.002%

Notes:

1. This represents the percentage of aggregate long position in shares and underlying shares of CR Land to the total issued share capital of CR Land as at the Latest Practicable Date.

2. Interests disclosed above are being held by Mr. Zhu Jinkun in his capacity as beneficial owner.

(b) **Particulars of the CRL Directors' other interests**

As at the Latest Practicable Date, none of the CRL Directors had entered or was proposing to enter into a service contract with CRL or any member of the CRL Group (excluding contracts expiring or determinable within one year without payment of compensation other than statutory compensation).

(c) **Save as disclosed in sections 4 and 5 of this appendix, as at the Latest Practicable Date**

(i) none of the CRL Directors and the chief executive of CRL and their respective associates held any interests or short positions in the shares, underlying shares and debentures of CRL or any of its associated corporations (within the meaning of the SFO) which were required to be notified to CRL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or were required, pursuant to section 352 of the SFO, to be entered in the register of CRL referred to therein or were required, pursuant to Part XV of the SFO or were required to be disclosed in this Composite Document under the Takeovers Code, or the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules, to be notified to CRL and the Stock Exchange;

(ii) none of the CRL Directors was interested in any business that was in competition with the CRL Group;

(iii) none of the CRL Directors had any direct or indirect interest in any assets which had been, since 31 December 2005, being the date of the latest published audited accounts of CRL, acquired or disposed of by, or leased to CRL or any member of the CRL Group, or were proposed to be acquired or disposed of by, or leased to, CRL or any member of the CRL Group; and

(iv) none of the CRL Directors was materially interested in any contract or arrangement entered into by CRL or any member of the CRL Group which contract or arrangement was subsisting and which was significant in relation to the business of the CRL Group taken as a whole.

6. SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE OFFEROR

So far as is known to any CRL Directors or the chief executive of CRL, as at the Latest Practicable Date, other than the interests and short positions of the CRL Directors or the chief executive of CRL as disclosed above, the following persons had interests or short positions in the shares or underlying shares of CRL which would fall to be disclosed to CRL under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by CRL under Section 336 of the SFO, or as otherwise notified to CRL and the Stock Exchange:

(a) Substantial shareholders' interests and short positions in the shares and underlying shares of CRL

Name of Shareholders	Capacity	Long or short position	Number of shares	Percentage of aggregate long position in shares to the issued share capital of CRL as at the Latest Practicable Date
Gold Touch Enterprises Inc.	Beneficial Owner	Beneficial Interest	297,229,604	11.12%
Waterside Holdings Limited	Beneficial Owner	Beneficial Interest	535,347,743	20.04%
Splendid Time Investments Inc.	Beneficial Owner	Beneficial Interest	1,109,688,810	41.53%
China Resources (Holdings) Company Limited	Beneficial Owner	Beneficial Interest	4,836,000	0.18%
China Resources (Holdings) Company Limited	Interest of controlled corporation	Corporate Interest	1,942,266,157	72.69%
CRC Bluesky Limited	Interest of Controlled Corporation	Corporate Interest	1,947,102,157	72.88%
China Resources Co., Limited	Interest of Controlled Corporation	Corporate Interest	1,947,102,157	72.88%
China Resources National Corp.	Interest of Controlled Corporation	Corporate Interest	1,947,102,157	72.88%

Gold Touch Enterprises Inc., Waterside Holdings Limited and Splendid Time Investments Inc. directly hold 297,229,604 shares, 535,347,743 shares and 1,109,688,810 shares, respectively in CRL. Gold Touch Enterprises Inc., Waterside Holdings Limited and Splendid Time Investments Inc. are wholly-owned subsidiaries of China Resources (Holdings), which is therefore deemed to own 1,942,266,157 shares of CRL. In addition, China Resources (Holdings) directly owns 4,836,000 shares in CRL. China Resources (Holdings) is a wholly-owned subsidiary of CRC Bluesky Limited. CRC Bluesky Limited is a wholly-owned subsidiary of China Resources Co., Limited, which in turn is 99.98% owned by China Resources National Corp., which is deemed to have an interest in 1,947,102,157 CRL Shares.

(b) **Interests and short positions of other persons in the shares and underlying shares of CRL**

As at the Latest Practicable Date, there was no other person (other than the CRL Directors and the chief executive of CRL), who had an interest or short position in the shares or underlying shares of CRL which would fall to be disclosed to CRL under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were recorded in the register to be kept by CRL under Section 336 of the SFO, or as otherwise notified to CRL and the Stock Exchange.

7. DEALINGS IN CRL SHARES

Neither (i) CRL nor any party acting in concert with CRL; and (ii) none of the CRL Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) has dealt for value in any CRL Shares, options, warrants, derivatives or any securities convertible into CRL Shares during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

No persons who, prior to the posting of this Composite Document, have irrevocably committed themselves to accept or reject the Offer has dealt for value in any CRL Shares, options, warrants, derivatives or any securities convertible into CRL Shares during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

8. DEALINGS IN CSMC SHARES

As at the Latest Practicable Date, neither CRL nor persons acting in concert with CRL held any convertible securities, warrants or options (or other outstanding derivatives) in respect of CSMC Shares.

During the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date, CRL and parties acting in concert with it have dealt for value in CSMC Shares as follows:

Parties	Date	Number of CSMC Shares		Dealing price per CSMC Share
		Purchased	*Sold*	*HK$*
CRL	12 December 2005	10,000,000		0.395
	11 January 2006	100,000		0.380
	13 January 2006	100,000		0.390
	17 January 2006	200,000		0.390
	18 January 2006	200,000		0.390
	19 January 2006	100,000		0.395
	19 January 2006	955,000		0.400
	23 January 2006	10,000		0.385
	23 January 2006	180,000		0.390
	23 January 2006	95,000		0.395
	23 January 2006	1,750,000		0.400
	24 January 2006	54,819,760		0.395
	24 January 2006	150,000		0.390
Citigroup and its affiliates	23 November 2005		57,884,760	0.370
	8 December 2005		50,000	0.390
	12 December 2005		305,000	0.3807
	13 December 2005		20,000	0.390
	15 December 2005		335,000	0.393
	19 December 2005		175,000	0.380
	29 December 2005		200,000	0.370
	30 December 2005		630,000	0.3695
	4 January 2006		1,300,000	0.3669
	6 January 2006		50,000	0.370
	24 January 2006		54,819,760	0.395
	15 May 2006		3,099*	0.4182
	16 May 2006	3,099*		0.415

* A client of Citigroup placed an unsolicited agency order to sell CSMC shares on 15 May 2006. However, the responsible financial consultant oversold 3,099 shares in error. On 16 May 2006, Citigroup bought 3,099 shares from the market to cover the error trade. Both trades dated 15 May 2006 and 16 May 2006 were included in public disclosures submitted to the SFC on 17 May 2006 pursuant to Rule 22 of the Takeovers Code.

Save as disclosed above, neither (i) CRL nor any party acting in concert with CRL; and (ii) none of the CRL Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) has dealt for value in any CSMC Shares, options, warrants, derivatives or any securities convertible into CSMC Shares during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

No persons who, prior to the posting of this Composite Document, have irrevocably committed themselves to accept or reject the Offer has dealt for value in any CSMC Shares, options, warrants, derivatives or any securities convertible into CSMC Shares during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

9. DIRECTORS OF THE OFFEROR

Details of the CRL Directors are as follows:

BOARD OF DIRECTORS

Executive Directors

Mr. Zhu Jinkun, aged 51, has been re-designated from Deputy Chairman and Chief Executive Officer of CRL to executive Chairman of CRL with effect from 28 February 2006. He is also a director of China Resources (Holdings) Company Limited, the immediate holding company of CRL, and the Chairman and Executive Director of China Resources Microelectronics (Holdings) Limited, a wholly owned subsidiary of CRL and the holding company of the Group's semiconductor business. He is concurrently Chairman of China Resources (Shenyang) Sanyo Compressor Co., Ltd. and Shenyang Shengrun Sanyo Compressor Co., Ltd., which are non-wholly owned subsidiaries of CRL. He is also a Director of various subsidiaries of the CRL Group. Mr. Zhu was appointed as an Executive Director of CRL on 28 May 2001 in charge of the CRL Group's semiconductor business and was appointed as Deputy Chairman and Chief Executive Officer of CRL on 15 January 2003 with overall responsibilities for the CRL Group's operation and development. Mr. Zhu joined China Resources (Holdings) Company Limited in 1991, occupied many important positions successively and is experienced in business administration. Mr. Zhu also has extensive experience in semiconductor operations and was responsible for strategic planning, business development and operation of the CRL Group's semiconductor business since 1997. Mr. Zhu graduated from Nanjing University, the PRC and he also holds an Executive Master of Business Administration degree (EMBA).

Mr. Wang Guoping, aged 43, who was appointed as an Executive Director of CRL on 11 March 2003, has been appointed as Chief Executive Officer of CRL with effect from 28 February 2006. He is also a Director and General Manager of China Resources Microelectronics (Holdings) Limited, a wholly owned subsidiary of CRL engaged in semiconductor business of the CRL Group. He is also a director of various subsidiaries of the CRL Group. Mr. Wang has extensive experience in semiconductor research & development and production management. He is also well versed in managing operation of manufacturing bipolar integrated circuits and discrete devices, testing & packaging. Mr. Wang holds a Master Degree in Engineering from University of Electronic Science and Technology, Chengdu, the PRC.

Mr. Ong Thiam Kin, Ken, aged 48, was appointed as an Executive Director and Chief Financial Officer of the Company on 28 May 2001 with overall responsibilities for the financial and legal operations of the CRL Group. He is also a member of the Board of Directors of Hong Kong mainboard listed CSMC. He is fellow members of the Association of Chartered Certified Accountants in the United Kingdom, the Hong Kong Institute of Certified Public Accountants and members of the national accounting bodies of Singapore and Malaysia. He also possesses a Master of Business Administration Degree from the University of Southern Queensland, Australia. He has more than 20 years of diverse range of experience in professional practice and various industries straddling countries in Southeast Asia, Hong Kong and the PRC.

Mr. Yu Yu, aged 44, joined CRL in December 2001 as Vice President, Business Development of the CRL Group and was appointed as an Executive Director of CRL on 28 May 2002. He is also a member of the Board of Directors of CSMC. Mr. Yu has more than 10 years experience in direct investment and project management. He has a Master Degree in Engineering and a Master Degree in Business Administration.

Independent Non-executive Directors

Mr. Wong Tak Shing, aged 55, was appointed as an Independent Non-executive Director of CRL in 1998. Mr. Wong was admitted as a solicitor of the Supreme Court of Hong Kong in 1984 and has been in private practice in Hong Kong for over 20 years. From 1984 to 1987, he worked as an assistant solicitor with two local law firms in Hong Kong before setting up his own practice in 1987. Mr. Wong was appointed as a China-Appointed Attesting Officer with effect from 18 January 2003. Mr. Wong also holds a LL.M. Degree from Peking University. Mr. Wong is the Chairman of CRL's Remuneration Committee.

Mr. Luk Chi Cheong, aged 50, was appointed as an Independent Non-executive Director of CRL on 31 January 2002. Mr. Luk is a practicing Certified Public Accountant in Hong Kong and a Fellow Member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, United Kingdom. Mr. Luk has been in accounting practice since 1995 and prior to that he has over 10 years of diversified experience in audit, construction and airline industry. Mr. Luk is the Chairman of CRL's Audit Committee.

Professor Ko Ping Keung, aged 55, was appointed as an Independent Non-executive Director of CRL on 17 March 2004. He received his Ph. D. in Electrical Engineering and Computer Science (EECS) from the University of California at Berkeley. He was on the faculty of UC Berkeley from 1983 to 1993, and served as the Dean of Engineering at HKUST from 1994 to 2001. For his contribution to the development of device models used for intergrated circuit design, Professor Ko was awarded the 2002 IEEE Solid-State Circuits Award. Professor Ko is the Chairman of CRL's Nomination Committee.

10. PROPOSED DIRECTORS OF CSMC

Subject to the Offer becoming, or being declared unconditional in all respects, CRL intends to appoint several individuals to be directors on the board of CSMC. The exact number of persons who will be appointed as directors of CSMC will depend on the level of CRL's shareholding in CSMC upon close of the Offer. The Offeror intends to retain all the existing CSMC Directors.

There are no existing or proposed service contracts between any of the CRL Directors or proposed directors of CRL and CRL, other than contracts expiring or determinable by the employer within one year, without payment of compensation (other than statutory compensation).

11. INDEBTEDNESS, CONTINGENCIES AND COMMITMENTS

Save as disclosed on page II-58 in the section headed "Appendix II — Financial Information of CRL" in this Composite Document, as at 30 April 2006, CRL Group had no outstanding mortgages, charges, debentures or other loan capital, bank overdrafts, loans or other similar indebtedness, hire-purchase commitments, liabilities under acceptance or credits, guarantees or other material contingent liabilities.

12. LITIGATION

As at the Latest Practicable Date, neither CRL nor any member of the CRL Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the CRL Directors to be pending or threatened by or against CRL or any member of the CRL Group.

13. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Offeror within the two years immediately preceding the date of the Joint Announcement and are or may be material:

(a) Irrevocable Undertakings to accept (or procure the acceptance of) the Offer in respect of 798,650,404 CSMC Shares in favour of the Offeror have been provided by the following Committed Shareholders:

(i) the letter of Irrevocable Undertaking to accept the Offer in respect of 130,250,700 CSMC Shares in favour of the Offeror signed by 3i Group plc on 8 May 2006;

(ii) the letter of Irrevocable Undertaking to accept the Offer in respect of 43,413,570 CSMC Shares in favour of the Offeror signed by 3i Asia Pacific Technology LP on 8 May 2006;

(iii) the letter of Irrevocable Undertaking to accept the Offer in respect of 289,433,780 CSMC Shares in favour of the Offeror signed by Crown Crystal Investments Limited on 9 May 2006;

(iv) the supplemental letter of Irrevocable Undertaking to accept the Offer in respect of 289,433,780 CSMC Shares in favour of the Offeror signed by Crown Crystal Investments Limited on 12 June 2006;

(v) the letter of Irrevocable Undertaking to accept the Offer in respect of 20,862,995 CSMC Shares in favour of the Offeror signed by CWV Investment LP on 10 May 2006;

(vi) the letter of Irrevocable Undertaking to accept the Offer in respect of 74,361,949 CSMC Shares in favour of the Offeror signed by China Walden Venture Investments Limited on 10 May 2006;

(vii) the letter of Irrevocable Undertaking to accept the Offer in respect of 101,400,000 CSMC Shares in favour of the Offeror signed by T. Rowe Price International, Inc. on 10 May 2006;

(viii) the letter of Irrevocable Undertaking to accept the Offer in respect of 138,927,410 CSMC Shares in favour of the Offeror signed by International Finance Corporation on 10 May 2006; and

(b) a sale and purchase agreement dated 8 November 2005 between China Resources Logic Limited and Emax Capital Limited pursuant to which CRL has agreed to sell to Emax Capital Limited, the entire issued share capital of Palazzo Inc., which is the holding company of all the members of the CRL Group (ie. CRL and its subsidiaries).

14. CONSENTS

Each of Citigroup and Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this Composite Document with the inclusion of its letter and references to its name in the form and context in which they respectively appear.

The following are the qualifications of such experts who have given opinion or advice which are contained in this Composite Document:

Name	Qualification
Citigroup	a corporation licensed to carry out business in Type 1, Type 4 and Type 6 regulated activities under the SFO
Deloitte Touche Tohmatsu	certified public accountants

15. MATERIAL CHANGES

The Directors of CRL are not aware of any material changes in the financial or trading position or outlook of CRL subsequent to 31 December 2005, the date to which the latest audited consolidated financial statements of the CRL Group were made.

16. MISCELLANEOUS

(a) The registered office of CRL is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its principal office in Hong Kong is Room 4003-06, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.

(b) None of the experts named in paragraph 14 in this Appendix has any direct or indirect interest in any asset which had, since 31 December 2005, being the date of the latest published audited accounts of CRL, been acquired or disposed of by or leased to any member of the CRL Group or were proposed to be acquired or disposed of by or leased to any member of the CRL Group.

(c) Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of CSMC, owns or control 5% or more of any class of securities of CSMC, including a person who as a result of any transaction owns or controls 5% or more of any class of securities of CSMC, is generally required under the provisions of Rule 22 of the Takeovers Code to notify the Stock Exchange and the Executive of every dealing in such securities during the offer period of the Offer. Please consult your financial adviser, legal adviser and/or other professional advisers immediately if you believe this rule may be applicable to you.

(d) As at the Latest Practicable Date, no agreements, arrangements or understandings (including any compensation arrangements) exist between CRL or any person acting in concert with it and any of the CSMC Directors, recent CSMC Directors, and holders or recent holders of the CSMC Shares which is conditional on or dependent upon the outcome of the Offer or is otherwise connected with the Offer.

(e) Unless otherwise required by the Listing Rules with regard to the public float requirements, the Offeror has no intention to transfer the CSMC Shares acquired in pursuance of the Offer to any other persons.

(f) The Offeror has no intention to pledge or charge the CSMC Shares acquired in pursuance of the Offer to any other persons.

(g) As at the Latest Practicable Date, no benefit had been, nor will any be, given to any CSMC Directors as compensation for loss of office or otherwise in connection with the Offer (other than statutory compensation as required under the appropriate laws).

(h) The emoluments of the directors of the Offeror will not be affected by the acquisition of CSMC Shares in connection with the Offer or by any other associated transaction.

(i) There is no arrangement of the kind referred to in Note 8 of Rule 22 of the Takeovers Code between the Offeror, parties acting in concert with the Offeror, or any associate of the Offeror, and any other person.

(j) CRL is not a party to any agreements or arrangements under which CRL may or may not invoke or seek to invoke a pre-condition or a condition of the Offer, as referred to in Rule 3.5(g) of the Takeovers Code.

(k) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

17. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours for so long as the Offer remains open for acceptance:

(a) the Memorandum of Association and the Bye-Laws of CRL;

(b) the letter from the Board of CRL, the text of which is set out on pages 6 to 11 of this Composite Document;

(c) the letter from Citigroup, the text of which is set out on pages 12 to 20 of this Composite Document;

(d) the unaudited pro forma statement of assets and liabilities of the Enlarged Group, the text of which is set out in Appendix V of this Composite Document;

(e) the comfort letters from Deloitte Touche Tohmatsu and Citigroup, the text of which is set out in Appendix V of this Composite Document;

(f) the letters of consent dated 15 June 2006 from each of Citigroup and Deloitte Touche Tohmatsu;

(g) the letter of Irrevocable Undertaking to accept the Offer in respect of 130,250,700 CSMC Shares in favour of the Offeror signed by 3i Group plc on 8 May 2006;

(h) the letter of Irrevocable Undertaking to accept the Offer in respect of 43,413,570 CSMC Shares in favour of the Offeror signed by 3i Asia Pacific Technology LP on 8 May 2006;

(i) the letter of Irrevocable Undertaking to accept the Offer in respect of 289,433,780 CSMC Shares in favour of the Offeror signed by Crown Crystal Investments Limited on 9 May 2006;

(j) the supplemental letter of Irrevocable Undertaking to accept the Offer in respect of 289,433,780 CSMC Shares in favour of the Offeror signed by Crown Crystal Investments Limited on 12 June 2006;

(k) the letter of Irrevocable Undertaking signed by CWV Investment L.P. on 10 May 2006;

(l) the letter of Irrevocable Undertaking signed by China Walden Venture Investments Limited on 10 May 2006;

(m) the letter of Irrevocable Undertaking signed by T. Rowe Price International, Inc. on 10 May 2006;

(n) the letter of Irrevocable Undertaking signed by International Finance Corporation on 10 May 2006;

(o) the annual reports of CRL for the three financial years ended 31 December 2003, 2004 and 2005;

(p) the material contracts referred to in the section headed "Material Contracts" in this appendix; and

(q) this Composite Document.

The above documents can be viewed on the website of; (i) the Securities and Futures Commission — www.sfc.hk; and (ii) CRL — www.crlogic.com.hk

1. RESPONSIBILITY STATEMENT

This Composite Document includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purpose of giving information with regard to CSMC.

The CSMC Directors jointly and severally accept full responsibility for the accuracy of the information stated in this Composite Document relating to the CSMC Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Composite Document have been arrived at after due and careful consideration and there are no other facts not contained in this Composite Document, the omission of which would make any statement contained herein relating to the CSMC Group misleading.

2. SHARE CAPITAL

As at the Latest Practicable Date, the authorised and issued share capital of CSMC were as follows:

Authorised share capital:		*HK$*
10,000,000,000	CSMC Shares	1,000,000,000
Issued and fully paid or credited as fully paid CSMC Shares:		
2,688,997,979	CSMC Shares	268,899,798

The CSMC Shares are listed and traded on the Stock Exchange. No part of the CSMC Shares are listed, or dealt in, or any other stock exchange, nor is any listing of or permission to deal in the CSMC Shares being, or proposed to be sought, on any other stock exchange.

Other than the CSMC Shares, there are no other classes of securities in the share capital of CSMC in issue. All the CSMC Shares rank pari passu in all respects as regards rights to dividends, voting and capital. Save as disclosed below, no CSMC Shares have been issued or repurchased since 31 December 2005, being the end of the last financial year of CSMC, until the Latest Practicable Date:

(a) during the period from 1 January 2006 to the Latest Practicable Date, a total of 14,859,250 CSMC Shares were issued at par and fully paid pursuant to the CSMC Equity Incentive Plan; and

(b) during the period from 1 January 2006 to the Latest Practicable Date, a total of 3,395,000 CSMC Shares were repurchased for consideration ranging from HK$0.385 to HK$0.40 per CSMC Share.

CSMC has 243,500 Vested CSMC Awards and 84,609,825 Unvested CSMC Awards issued pursuant to the CSMC Equity Incentive Plan. In accordance with the terms of the CSMC Equity Incentive Plan, subject to certain conditions being met, all of the 84,609,825 Unvested CSMC Awards will vest immediately upon the Offer becoming unconditional. The issue of CSMC Shares pursuant to the Vested CSMC Awards and vesting of the Unvested CSMC Awards would result in the issue of an additional 84,853,325 CSMC Shares, representing approximately 3.1% of the enlarged issued share capital of CSMC (as enlarged by the issue of CSMC Shares pursuant to the Vested CSMC Awards and the Unvested CSMC Awards).

As at the Latest Practicable Date, other than the CSMC Awards, there are no options, warrants, convertible securities or other derivatives outstanding in respect of the share capital of CSMC.

3. MARKET PRICES

(a) CSMC Shares

The table below shows the closing market prices for the CSMC Shares as quoted on the Stock Exchange: (i) at the last trading day of each of the six calendar months preceding the date of the Joint Announcement; (ii) on 4 May 2006, being the last day of trading in the CSMC Shares immediately preceding the date of the Joint Announcement; (iii) at the last trading day of each of the seven calendar months preceding the Latest Practicable Date; and (iv) on the Latest Practicable Date.

Date	**CSMC Share price** *HK$*
30 November 2005	0.390
30 December 2005	0.400
27 January 2006	0.430
28 February 2006	0.415
31 March 2006	0.395
28 April 2006	0.400
4 May 2006	0.400
30 May 2006	0.410
Latest Practicable Date	0.410

The lowest and highest closing market prices for the CSMC Shares as quoted on the Stock Exchange for the period from 12 November 2005 (being the commencement of the six month period preceding the date of the Joint Announcement) and the Latest Practicable Date were HK$0.37 recorded on 4th January 2006 and HK$0.445 recorded on 1 February 2006 respectively.

4. DISCLOSURE OF INTERESTS IN CSMC

As at the Latest Practicable Date, the directors and the president of CSMC and their respective associates had the following interests and short positions in the shares, underlying shares and debentures of CSMC (within the meaning of Part XV of the SFO) which had to be notified to CSMC and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO to be entered in the register of CSMC referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to CSMC and the Stock Exchange:

(1) *Shares allocated to the CSMC Directors under the CSMC Equity Incentive Plan*

As at the Latest Practicable Date, particulars of outstanding CSMC Shares allocated but not vested to CSMC Directors and their respective associates (as defined in the Listing Rules) under the CSMC Equity Incentive Plan were as follows:

CSMC Director	Outstanding CSMC Shares allocated Under the CSMC Equity Incentive Plan	Approximate percentage of interest in CSMC
Dr. Peter CHEN Cheng-yu	4,665,000	0.17%
Mr. Robert LEE Naii	3,332,000	0.12%
Mr. TSAI Nein-nan	2,665,000	0.10%
Total	10,662,000	0.39%

(2) *CSMC Shares held by the CSMC Directors*

As at the Latest Practicable Date, particulars of CSMC Shares held by CSMC Directors and their respective associates (as defined in the Listing Rules), directly and indirectly, were as follows:

CSMC Director	CSMC Shares Held	Approximate percentage of interest in CSMC
Dr. Peter CHEN Cheng-yu	34,958,200	1.30%
Mr. Robert LEE Naii	13,490,409	0.50%
Mr. TSAI Nein-nan	2,347,912	0.09%
Total	50,796,521	1.89%

None of the CSMC Directors has indicated that he/she will or will not accept the Offer.

5. SHAREHOLDINGS AND DEALINGS IN CRL SHARES

As at the Latest Practicable Date, CSMC was not interested in the share capital of CRL and had not dealt for value in any CRL Shares during the period beginning 6 months prior to the date of the Joint Announcement.

Neither CSMC nor any of the CSMC Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) has dealt for value in any CRL Shares, options, warrants, derivatives or any securities convertible into CRL Shares during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

Please refer to paragraph 5 of Appendix VI of this Composite Document for interests in CRL held by certain CSMC Directors' (namely, ONG Thiam Kin and YU Yu, both of whom are also directors within the CRL Group). Save as disclosed in paragraph 5 of Appendix VI to this Composite Document, no CSMC Director has any interest in the share capital of CRL.

DEALINGS IN CSMC SHARES

Save as disclosed below, neither CSMC nor any of the CSMC Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) has dealt for value in any CSMC Shares, options, warrants, derivatives or any securities convertible into CSMC Shares during the period beginning six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date.

On 14 December 2005, Central Semiconductor Manufacturing Corporation ("CSMC Cayman"), which was then a controlling shareholder of CSMC, by way of distribution in specie, distributed a certain number of CSMC Shares to the shareholders of CSMC Cayman in proportion to their shareholdings in CSMC Cayman. Under the abovementioned distribution in specie, each of Peter CHEN Cheng-yu, Robert LEE Naii and TSAI Nein-nan (all being directors of CSMC) received 24,152,237, 8,331,878 and 294,958 CSMC Shares respectively.

6. SERVICE CONTRACTS

None of the CSMC Directors has entered into any service contract with CSMC or any of its subsidiaries or associated companies (i) which are continuous with a notice period of 12 months or more; (ii) which are of fixed term with more than 12 months to run irrespective of the notice period; or (iii) which have been entered into or amended within six months before the date of the Joint Announcement.

7. INDEBTEDNESS, CONTINGENCIES AND COMMITMENTS

The bank loans of CSMC as at 30 April 2006 were as follows:

	30 April 2006
	(US$'000)
Short-term bank loans	
– Secured	9,718
– Unsecured	30,598
Long-term bank loans	
– Secured	9,230
Total outstanding bank loans	49,546
Notes payable	
— Unsecured	1,005

The secured portion was secured by certain of CSMC's equipments and land use rights with the net book value of approximately US$32,550,000.

As at 30 April 2006, Fab 1, one of CSMC's subsidiaries, had a staff retention program which requires Fab 1 to provide corporate guarantees to a third party bank for the down payment of mortgage loans to its key employees amounting to approximately US$292,000.

Save as disclosed above, as at 30 April 2006, CSMC Group did not have any bank overdrafts or loans, or other similar indebtedness, mortgages, charges, or guarantees or other material contigent liabilities.

8. LITIGATION

As at the Latest Practicable Date, neither CSMC nor any member of the CSMC Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the CSMC Directors to be pending or threatened by or against CSMC or any member of the CSMC Group.

9. MATERIAL CONTRACTS

Within the two years immediately preceding the date of the Joint Announcement, CSMC did not enter into any contracts (not being contracts entered into in the ordinary course of business) which are or may be material.

10. CONSENTS

Each of Baron Capital and Vigers has given and has not withdrawn its written consent to the issue of this Composite Document with the inclusion of its letter and/or report and references to its name in the form and context in which they respectively appear.

The following are the qualifications of such experts who have given opinion or advice which are contained in this Composite Document:

Name	Qualification
Baron Capital	a corporation licensed to carry out business in Type 1 and Type 6 regulated activities under the SFO
Vigers	independent property valuer

11. MATERIAL CHANGES

The Directors of CSMC are not aware of any material changes in the financial or trading position or outlook of CSMC subsequent to 31 December 2005, the date to which the latest audited consolidated financial statements of the CSMC were made.

12. MISCELLANEOUS

(a) The registered office of CSMC is Scotia Center, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, British West Indies and its principal office in Hong Kong is Room 1101, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories.

(b) In the event of inconsistency, the English text of this document shall prevail over the Chinese text.

(c) As at the Latest Practicable Date, no subsidiary of CSMC, or any pension fund of CSMC or of a subsidiary of CSMC, or an adviser to CSMC as specified in class (2) of the definition of "associate" (but excluding exempt principal traders) in the Takeovers Code, owned or controlled any securities in CSMC or CRL nor did any of such persons above deal in the securities of CSMC or CRL between the period from the date of the Joint Announcement and the Latest Practicable Date.

(d) To the best of the CSMC Directors' knowledge, after making reasonable enquiries, no person who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with CSMC or with any person who is an associate of CSMC by virtue of classes (1), (2), (3) and (4) of the definition of "associate" in the Takeovers Code held any CRL Shares or CSMC Shares or had dealt for value in securities in CSMC or CRL.

(e) To the best of the CSMC Directors' knowledge after making reasonable enquiries, there were no fund managers (other than exempted fund managers) connected with CSMC and who managed funds on a discretionary basis had dealt for value in any securities in CSMC or CRL.

(f) As at the Latest Practicable Date, there is no agreement or arrangement or understanding (including any compensation arrangement) between the CSMC Directors and any other persons which is conditional on or dependent upon the outcome of the Offer or is otherwise connected with the Offer.

(g) To the best of the CSMC Directors' knowledge, after making reasonable enquiries, there is no contract entered into by CRL in which any CSMC Director has a material interest.

(h) As at the Latest Practicable Date, no benefit (other than statutory compensation) would be given to any CSMC Director as compensation for loss of office or otherwise in connection with the Offer.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the offices of Richards Butler at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during normal business hours (except Sundays and gazetted public holidays in Hong Kong) up to the close of the Offer:

(a) the Memorandum and Articles of Association of CSMC;

(b) the letter from the Board of CSMC, the text of which is set out on pages 21 to 23 of this Composite Document;

(c) the letter from the Independent Board Committee of CSMC, the text of which is set out on page 24 of this Composite Document;

(d) the letters of consent dated 15 June 2006 from each of Baron Capital and Vigers;

(e) the letter from Baron Capital, the text of which is set out on pages 25 to 56 of this Composite Document;

(f) the property valuation report prepared by Vigers, the text of which is set out in Appendix IV to this Composite Document;

(g) the annual reports of CSMC for the two financial years ended 31 December 2004 and 2005; and

(h) this Composite Document.

The above documents can be viewed on the website of: (i) the Securities and Futures Commission — www.sfc.hk; and (ii) the website of CSMC — www.csmc.com.cn.

EXHIBIT B

Announcement dated June 14, 2006 (published in Hong Kong on June 15, 2006) announcing the despatch of the composite document, which includes details of the offer by China Resources Logic Limited for CSMC Technologies Corporation, and the major transaction circular of China Resources Logic Limited

This announcement is made in connection with the Offer, which is made for securities of a non U.S. company. The Offer is subject to disclosure requirements of a country that is different from those of the United States. Financial information included in the Composite Document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since CRL is located outside the United States, and some or all of its officers and directors may be residents of a country other than the United States. You may not be able to sue a non U.S. company or its officers or directors in a non U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that CRL may, subject to the Takeovers Code, purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of CSMC Technologies Corporation or China Resources Logic Limited.

華潤勵致有限公司
China Resources Logic Limited
(incorporated in Bermuda with limited liability)
(Stock Code: 1193)

CSMC TECHNOLOGIES CORPORATION
華潤上華科技有限公司*
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 597)

DESPATCH OF COMPOSITE DOCUMENT AND MAJOR TRANSACTION CIRCULAR

relating to the
Voluntary conditional offer by

citigroup

Citigroup Global Markets Asia Limited
on behalf of

華潤勵致有限公司
China Resources Logic Limited

to acquire all of the issued shares in the share capital of

CSMC Technologies Corporation
華潤上華科技有限公司

(other than those already owned by China Resources Logic Limited and parties acting in concert with it)

and

Major transaction of China Resources Logic Limited

Financial adviser to
China Resources Logic Limited

citigroup

Independent financial adviser to the independent board committee of CSMC Technologies Corporation in respect of the Offer

Baron Capital Limited

The Composite Document containing, among other things, the details of the Offer, the letter from the board of CRL, the letter from Citigroup, the letter from the board of CSMC, the letter from the Independent Board Committee of CSMC and the letter from Baron Capital Limited to the Independent Board Committee of CSMC, together with the form of acceptance in respect of the Offer will be despatched to the CSMC Shareholders on 15 June 2006.

CSMC Shareholders are encouraged to read the Composite Document carefully, including the recommendations of the Independent Board Committee of CSMC and the advice from Baron Capital Limited to the Independent Board Committee of CSMC, before deciding whether or not to accept the Offer.

The Circular containing, among other things, the details of the Offer and the letter from the board of CRL in respect of the Offer will be despatched to the CRL Shareholders on 15 June 2006.

Reference is made to the joint announcement dated 12 May 2006 by CRL and CSMC in relation to the Offer (the ***Joint Announcement***). Unless otherwise stated, capitalized terms defined herein shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE COMPOSITE DOCUMENT AND MAJOR TRANSACTION CIRCULAR

The Composite Document containing, among other things, the details of the Offer, the letter from the board of CRL, the letter from Citigroup, the letter from the board of CSMC, the letter from the independent board committee of CSMC in respect of the Offer (the ***Independent Board Committee***) and the letter from Baron Capital Limited to the Independent Board Committee of CSMC, together with the form of acceptance in respect of the Offer, will be despatched to the CSMC Shareholders on 15 June 2006.

CSMC Shareholders are encouraged to read the Composite Document carefully, including the recommendations of the Independent Board Committee of CSMC and the advice from Baron Capital Limited to the Independent Board Committee of CSMC, before deciding whether or not to accept the Offer.

The Circular containing, among other things, the details of the Offer and the letter from the board of CRL in respect of the Offer will be despatched to the CRL Shareholders on 15 June 2006.

EXPECTED TIMETABLE

Unless the Offer has previously been revised or extended with the consent of the Executive, or has previously become or been declared unconditional, the latest time and date for acceptance of the Offer will be 4: 00 p.m. on Thursday, 6 July 2006 (the ***First Closing Date***), being not less than 21 days from the date of the posting of the Composite Document. CRL will publish an announcement on the Stock Exchange's website by 7: 00 p.m. on the First

Closing Date stating whether the Offer has been revised or extended, has expired or has become or been declared unconditional (whether as to acceptances or in all respects). Such announcement will be republished in The Standard (in English) and The Hong Kong Economic Journal (in Chinese) on 7 July 2006.

The following is the expected timetable of the Offer:

Despatch date of the Composite Document and the commencement of the Offer *(Note 1)* .... Thursday, 15 June 2006

Latest time and date for acceptance of the Offer *(Note 2)* .... 4:00 p.m. on Thursday, 6 July 2006

First Closing Date *(Note 2)* .... Thursday, 6 July 2006

Announcement of the results of the Offer, as at the First Closing Date, on the website of the Stock Exchange. .... 7:00 p.m. on Thursday, 6 July 2006

Announcement of the result of the Offer, as at the First Closing Date, in the newspapers in Hong Kong .... Friday, 7 July 2006

Latest date for posting of cheques to the CSMC Shareholders who accepted the Offer and elected for the Basic Consideration by the First Closing Date, assuming the Offer becomes or is declared unconditional on such date *(Note 3)* .... Sunday, 16 July 2006

Latest date for posting of share certificates and/or cheques to the CSMC Shareholders who accepted the Offer and elected for the Share Alternative by the First Closing Date, assuming the Offer becomes or is declared unconditional on such date *(Note 4)* .... Sunday, 30 July 2006

Latest time and date for the Offer to remain open for acceptance assuming the Offer becomes or is declared unconditional on the First Closing Date *(Note 5)* .... 4:00 p.m. on Thursday, 20 July 2006

Latest time by which the Offer can be declared unconditional as to acceptances *(Note 6)* .... 7:00 p.m. on Monday, 14 August 2006

Notes:

1. The Offer is made on Thursday, 15 June 2006, namely the date of posting of the Composite Document, and is capable of acceptance on and from that date.

2. In accordance with the Takeovers Code, where the offeree board circular is posted on the same day on which the offer document is posted, the Offer must initially be open for acceptance for at least 21 days following the date on which the offer document was posted. The latest time for acceptance is 4.00 p.m. on Thursday, 6 July 2006. See also Note 5 below.

3. Cheques in respect of the CSMC Shares tendered under the Offer with an election for the Basic Consideration will be posted by ordinary post to CSMC Shareholders accepting the Offer at his/her/its own risks as soon as possible, but in any event within 10 days from the later of: (i) the date on which the Offer becomes or is declared unconditional in all respects; and (ii) the date on which CSMC Shares are rendered for acceptance of the Offer.

4. Share certificates and/or cheques in respect of the CSMC Shares tendered under the Offer with an election for the Share Alternative will be posted by ordinary post to the CSMC Shareholders accepting the Offer at his/her/its own risks as soon as possible, but in any event within 10 days from the later of: (i) the First Closing Date and (ii) 14 days after the Offer becomes unconditional (whether as to acceptances or in all respects).

5. In accordance with the Takeovers Code, where the Offer becomes or is declared unconditional, it should remain open for acceptance for not less than 14 days thereafter. In such case, at least 14 days' notice in writing must be given before the Offer is closed to the CSMC Shareholders who have not accepted the Offer.

6. In accordance with the Takeovers Code, except with the consent of the Executive, the Offer may not become or be declared unconditional as to acceptances after 7.00 p.m. (Hong Kong time) on the 60th day after the day this document is posted.

All time references contained in this announcement are to Hong Kong time.

By order of the board of
China Resources Logic Limited
ZHU Jinkun
Chairman

By order of the board of
CSMC Technologies Corporation
Peter CHEN Cheng-Yu
Chairman

Hong Kong, 14 June 2006

The directors of CRL jointly and severally accept full responsibility for the accuracy of the information (other than in respect of the CSMC Group) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of CSMC jointly and severally accept full responsibility for the accuracy of the information (other than in respect of the CRL Group) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the executive directors of CRL are ZHU Jinkun, WANG Guoping, ONG Thiam Kin and YU Yu; and the independent non-executive directors of the Offeror are WONG Tak Shing, LUK Chi Cheong and KO Ping Keung.

As at the date of this announcement, the executive directors of CSMC are Peter CHEN Cheng-Yu, Robert LEE Naii and TSAI Nein-Nan; the non-executive directors of CSMC are ONG Thiam Kin, YU Yu, CHEN Nan-xiang and Paul P. WANG; and the independent non-executive directors of CSMC are Kum Loon OON, Mark HSUE Chi Nan and Ralph Sytze YBEMA.

** For identification purpose only*